BRUCE BRAGAGNOLO

LAW CORPORATION

LESLIE L. KAPUSIANYK

Direct Phone No. (604) 642-5180

Direct Fax No. (604) 642-5189

Email: leslie@boxlaw.com

February 24, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C.

20549

Attention:	H. Christopher Owings, Assistant Director
Division of Corporate Finance

Dear Sirs:

Re:	Sea Breeze Power Corp. (the “Registrant”)

Form 20FR filed January 30, 2004

File No.: 0-50566

Further to your letter of August 19, 2004, we provide the following responses to you letter using the same numbering sequence set out in your letter as follows:

General

1.       We have identified the document on the cover page and elsewhere as a Form 20-FR rather than Form 20F.

2.	We have paginated the entire document.

3.       We have paginated exhibit material and each exhibit is identified on its first page by the applicable exhibit number.

Form 20-FR

Risk Factors

Lack of Secured Commitments May Delay or Prevent Projects from Proceeding

4.        We have updated the information respecting the new energy policy in British Columbia and the creation of the BC Transmission Corporation and cross-referenced this disclosure to the disclosure under the heading “Business Overview – The Independent Power Generation Industry”. We have included a statement summarizing what the Registrant believes to be the implications of the new policy. Although the Registrant is

Suite 950 – 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3

Phone (604) 639-1180 Fax (604) 639-0484

not aware of any adverse consequences of the policy, we have included a statement that there can be no assurance that the government will continue with the new policy.

Board Practices

5.       We have expanded the discussion under this heading to describe the legislative procedure that arises in the event of a conflict situation.

6.       For each agreement described in this section we have explained how the contracts were negotiated and by whom they were negotiated.

Financial Statements

Selected Financial Data

7.       We have revised the disclosure so that interest income is consistently classified as interest income throughout.

Item 5. Operating and Financial Review Prospects

General

8.       In order to follow an organized format Item 5 has been revised in its entirety segregating the operating results into: Projects, Related Parties, Share Capital, Revenues (where applicable) and Expenses for each period.

9.	The revised discussion reconciles clearly to line items in the financial statements.

Overview

10.     The disclosure now under the heading “Share Capital” can be reconciled to the amounts reported in the December 31, 2003 financial statements. We attach as Schedule “A” to this letter reconciliation for your information.

11.     We attach as Schedule “B” to this letter a reconciliation of the cash received from the issuance of share capital ($152,825) to the amounts reported in the March 31, 2004 financial statements. However as the September 30, 2004 financial statements are available, the March 31, 2004 financial statements were not used in this amendment to the Form 20-FR.

A. Operating Results

12.     We have expanded disclosure under the headings “Share Capital” to indicate that the changes in stock based compensation expense were a result of differing numbers of options granted at differing exercise prices. We have expanded the disclosure under the headings “Expenses” in general to explain each change and specifically to explain that the changes in consulting requirements were due to specific changes in the Registrant’s operations. We have included disclosure as to the unpredictability of environmental assessment at pages 9, 10, 23, 28 and 34 of the Form 20-FR. We have provided disclosure regarding the difficulty in predicting anticipated completion dates for the projects and the commencement of revenue generation at pages 8, 9, 10, 11, 13, 28 and 23 and the current status of the projects at pages 20, 22, 23 and 26 of the Form 20-FR.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

13.     As the September 30, 2004 financial statements are now available we have not included the March 31, 2004 financial statements accordingly this revision was not made, however the same error was not made in the discussion of the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003.

14.	See item 13 above.

15.     See item 13 above. The reconciliation requested, however, is contained in Schedule “B’ attached to this letter.

16.     See item 13 above. To the extent that this comment applies to other periods, the disclosure has been revised to indicate that the field workers are employees of the Registrant’s subsidiary Sea Breeze Energy Inc., not consultants.

Year Ended December 31, 2003 Compared to December 31, 2002

17.     We have revised the disclosure under this heading to incorporate the applicable comments above.

18.     We have provided a reconciliation table at page 33 of the Form 20-FR that reconciles the $328,812 to the amount reported in the December 31, 2003 financial statements. Refer to Schedule “A” to this letter for the reconciliation of the proceeds of the shares purchase options ($160,152) and the exercise of warrants issued upon conversion of debentures ($516,215) to the amounts reported in the financial statements

19.     We have revised the amounts (now at page 34 of the Form 20-FR) to agree to the amounts reported in the financial statements

20.     The reference to $36,000 has been deleted as it is included in the $72,000 consulting fees referred to in note 7(b) of the financial statements. The $78,510 is also disclosed in note 7(b) of the financial statements.

Year Ended December 31, 2002 Compared to December 31, 2001

21.	We have taken out all comparisons with year 2000 in this section.

B. Liquidity and Capital Resources

22.	See attached Schedule “A” for requested reconciliation.

23.     We have revised the Form 20-FR at page 38 to indicate that the proceeds of the private placement were in CAD funds, not US funds and that the securities issued pursuant to the private placement were units and not shares (however the amounts have changed as the Form 20-FR uses figures as at September 30, 2004.

24.     The discussion of liquidity and capital resources has been expanded at page 40 to discuss the commitments made under the office lease, the Sea Breeze Energy Inc. acquisition, the mineral property acquisition and the management consulting services, public relations and government relations, and project management agreements. We have revised the table at Item 5F to include the contractual obligations effective as at the date of the table.

Financial Statements for eh Year Ended December 31, 2002

25.     The December 31, 2002 financial statements have been revised to address this comment.

26.	See our comment at item 25 above.

Financial Statements as of and for the Three-Months Ended March 31, 2004

27.     As the financial statement for the Nine-Months Ended September 30, 2004 are available we have used these instead of the Financial Statements for the Three-Months ended March 31, 2004. We have applied the above comments to the September 30, 2004 statements.

Consolidated Statement of Loss and Deficit

28.     The September 30, 2004 financial statements have been revised so that Interest Income appears as a separate line item.

29.     The September 30, 2004 financial statements have been revised to include a line item of Cost of Goods Sold.

Consolidated Statements of Cash Flows

30.     The non-cash items have been taken out of the September 30, 2004 financial statements and put into note 13, “Supplemental Disclosure for Non-Cash Operating, Financing and Investing Activities”.

31.     The September 30, 2004 financial statements have been revised to include detail of the Registrant’s service revenue recognition policy at note 2(l).

General

32.     We have included the certifications required by Rule 13a-14(a) or Rule 15d-14(a) in the text of the document following the Signatures.

Yours truly,

BRUCE BRAGAGNOLO LAW CORPORATION

Per:

Leslie L. Kapusianyk

/at

Encl.

cc.	Paul Manson, Sea Breeze Power Corp.
Albert Yarashus, United States Securities and Exchange Commission
James Hoffmeister, United States Securities and Exchange Commission
Andy Helms, Morgan & Company

5

Schedule “A”

Reconciliation as requested per response letter from SEC from August 19, 2004 paragraph “overview #10”:

Share Capital consideration ending balance Dec. 31, 2003	$ 9,327,411
Less ending balance from Dec. 31, 2000	$(4,322,098)
=A)	$5,005,313
Plus special warrants	B)	$ 336,819
= amount to be reconciled	$ 5,342,132

A)

Exercising options in 2001, disclosed in

statement of cash flows as of Dec. 31, 2001	cash received	$ 71,859

Bonus shares issued (=financing cost CD#1)

disclosed in

statement of cash flows as of Dec. 31, 2000	non-cash transaction	$ 294,600

Exercising options in 2002, disclosed in

statement of cash flows as of Dec. 31, 2002	cash received	$ 15,860

Conversion of CD#l and accrued interest

USD Principal	$ 1,000,000
Forex l.473 fix	$ 473,000
USD interest	$ 238,843

Forex @ l.5407 market $ 129,164

= $1,473,000 plus $ 368,007                                                              non-cash transaction            $1,841,007

disclosed in Financial Statement Dec. 31, 2002;

(Note 5b and Note 10)

Bonus shares issued (=financing cost CD#2)

disclosed in

statement of cash flows as of Dec. 31, 2002	non-cash transaction	$ 318,000

Exercising options in 2003, as follows

disclosed in statement of cash flows Dec. 31, 2002

Share subscriptions	cash received	$ 15,000

Exercising options in 2003, disclosed in

statement of cash flows Dec. 31, 2003	cash received	$ 91,860

(as part of $608,075 common shares issued for cash)

Change of accounting policies, disclosed in

6

Financial Statements Dec. 31, 2003	non-cash transaction	$ 53,292

Note 2(g)

= Share Capital consideration	$ 160,152

Exercising warrants, disclosed in

statement of cash flows Dec. 31, 2003	cash received	$516,215

(as part of $608,075 common shares issued for cash)

Conversion of CD#2 and accrued interest

USD Principal	$ 1,000,000
Forex 1.59 fix	$ 590,000
USD interest	$ 80,704
Forex @ 1.59 fix	$ 47,616
Interest accretion	$ 69,300
= $1,590,000 plus $ 197,620	non-cash transaction	$1,787,620

disclosed in Financial Statement Dec. 31, 2003;

(Note 6b and Note 11)

= Changes of Share Capital from Dec. 31, 2000 to Dec. 31, 2003	$ 5,005,313

B)	As part of the acquisition of 100% of the common shares of

Sea Breeze Energy Inc. on April 1 6, 2003 the Registrant issued

2,500,000 special warrants to the vendors. The warrants had been

evaluated with a Black-Scholes pricing model resulting in	$ 336,819

(The amount has been allocated to net identified assets/wind farm projects,

increasing the balance of ‘Project under Development’)

= Reconciliation as per response letter from SEC from August 19. 2004	$ 5,342,132

7

Schedule “B”

Reconciliation as requested as per response letter from SEC from August 19, 2004 paragraph “overview #11 and #15”:

A) Exercise of warrants from CD#2:

Payments of USD 500,000 @1.327 exch.rte arranged;

Received 500,000 USD with Cdn$ equivalent of	$ 656,250

+ Foreign exchange loss due to conversion from USD to CDN$:	$ 7,265

= required funds for 5,103,962 warrants $0. 13 ea	$ 663,515

less 3,970,885 share certificates issued in 2003 @$O.13 ea	($ 516,215)

= remaining 1,133,077 share certificates issued in 2004

(= Share subscription funds received in 2003)	$147,300

(= Share Capital consideration 1 quarter 2004)

B) Exercise of stock options during 1 quarter 2004:

680,000 options granted on July 11, 2003 for

non-cash stock based compensation of Cdn$ 212,885

results in $0.3130657 per share purchase option

8,333 options exercised @ $0.35 exercise price = cash received	$2,916.55
8,333 options @ $0.3130657 stock based contributed surplus	$2,608.77
(non-cash transaction)
= Share Capital consideration	$5,525

A) and B) Share Capital consideration 1st Quarter 2004	$152,825

8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-FR

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER:	0-50566

SEA BREEZE POWER CORP.

(Exact name of Registrant as specified in its charter)

Inapplicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1400, 333 Seymour Street

Vancouver, British Columbia, Canada, V6B 5A6

(Address of principal executive offices)

i

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each Class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES: As at December 31, 2003, the Registrant had 37,823,150 shares of its common stock outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No	X

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	X	Item 18 _____

ii

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; management’s lack of experience in hydroelectric, wind power and transmission projects; competition; risks associated with development, construction and managing hydroelectric, wind energy and transmission projects; certain restrictions and regulatory requirements regarding hydroelectric, wind power and transmission projects and operation; certain, regulatory and political uncertainties regarding the hydroelectric, wind power and transmission industries; dependence on joint venture partners for project financing; obtaining licenses and managing operations; and changes in economic conditions, industry competition and power sources. See Item 3(D) “Key Information: Risk Factors”.

CURRENCY

Unless otherwise indicated, in this registration statement on Form 20-FR (the “Registration Statement”) all references herein are to Canadian dollars.

TABLE OF CONTENTS

Part I	Page No

Part II

Not applicable

Part III

Item 17.	Financial Statements		83
Item 18.	Financial Statements		83
Item 19.	Exhibits		83
	(a)	Index to Audited Financial Statements	83
	(b)	Index to Unaudited Financial Statements	84
	(c)	Exhibits	85

Signatures

Certifications

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	DIRECTORS AND SENIOR MANAGEMENT

The following are the names, business addresses and functions of the Registrant’s directors and senior management:

Name	Business Address	Function
Paul B. Manson	Suite 1400, 333 Seymour Street Vancouver, British Columbia Canada V6B 5A6	Director and President
Anthony O. Duggleby	Suite 1400 333 Seymour Street Vancouver, British Columbia Canada V6B 5A6	Director and Chief Operating Officer
Eugene A. Hodgson	Suite 1400 333 Seymour Street Vancouver, British Columbia Canada V6B 5A6	Director
C. Chase Hoffman	21346 Road 140 Tulare, California USA 93274	Director and Chairman of the Board of Directors
Henry P. Anderson III	3740 West Caldwell Avenue Visalia, California USA 93277	Director
Jan Campfens	Suite 1400 333 Seymour Street Vancouver, British Columbia Canada V6B 5A6	Chief Financial Officer
Mark Hoffman	500 Chevy Chase Drive Tulare, California, USA 93274	Secretary

B.	ADVISORS

Not Applicable.

2

C.	AUDITORS

The following are the names and addresses of the Registrant’s auditors for the preceding three years, together with their membership in a professional body:

Morgan & Company

Chartered Accountants

Suite 1488, 700 West Georgia Street

Vancouver, British Columbia

Canada

V7Y 1A1

Governing Professional Body: Institute of Chartered Accountants of British Columbia.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Registrant for the fiscal years 1999, 2000, 2001, 2002 and 2003 and for the quarter ended September 30, 2004. This information should be read in conjunction with the Financial Statements included elsewhere in this Registration Statement. The annual Financial Statements have been audited by Morgan & Company, Chartered Accountants, the Registrant’s independent accountants. The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 14 to the Financial Statements for the fiscal years 2002 and 2003 and Note 15 to the Financial Statements for the quarter ended September 30, 2004 provide a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Registrant, and a reconciliation to US GAAP of the Registrant’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 14 to the Financial Statements for the fiscal years 2002 and 2003 and at Note 15 to the Financial Statements for the quarter ended September 30, 2004.

3

	Nine Months Ended September 30, 2004 Unaudited	Year Ended December 31, 2003 Audited	Year Ended December 31, 2002 Audited	Year Ended December 31, 2001 Audited	Year Ended December 31, 2000 Audited	Year Ended December 31, 1999 Audited
	CAD$	CAD$	CAD$	CAD$	CAD$	CAD$
OPERATING DATA: Revenue (Service)	9,900
Expenses	1,922,737	2,017,405	947,821	685,312	1,071,644	442,009
Net (Loss) from Continuing Operations Before Undernoted Items	(1,912,837)	(2,017,405)	(947,821)	(685,312)	(1,071,644)	(442,009)
-Less Interest Income	1,248	5,479	11,871	27,473	36,236	21,410
-Loan Bonus					75,000
-Loss on Sale of Marketable Securities					(4,662)	(55,334)
-Write Down of Marketable Securities		(2,530)		(5,030)	(87,378)	(13,220)
-Loss on Sale on Interest in Resource Property						(789)
-Loss on Debt Settlement						(34,948)
-Write Down of Accounts Receivable					(40,000)
-Write Off Project Development Costs		(1,641,548)			(116,702)
Net Loss - Canadian GAAP	(1,911,589)	(3,656,004)	(935,950)	(662,869)	(1,209,150)	(524,890)
- US GAAP	(3,692,442)	(4,851,731)	(1,643,879)	(1,608,317)	(1,991,735)	(1,242,241)
Net (Loss) Per Share
- Canadian GAAP	(0.04)	(0.11)	(0.08)	(0.28)	(0.60)	(0.40)
- US GAAP	(0.09)	(0.15)	(0.15)	(0.71)	(1.04)	(1.00)

BALANCE SHEET DATA:
Working Capital (Deficiency)	(687,915)	(353,401)	721,880	(398,612)	864,562	479,709
Total Assets
- Canadian GAAP	8,943,272	7,107,089	7,179,741	5,978,925	6,408,226	5,247,482
- US GAAP	693,462	625,869	1,111,680	237,365	1,445,580	1,067,371
Total Liabilities	1,906,825	1,562,301	1,532,710	2,101,069	2,223,960	457,901

Long-Term Obligations	843,615	810,855	1,288,743	1,592,800	1,780,800	----
Shareholders Equity (Deficiencies)
- Canadian GAAP	7,036,447	5,544,788	5,647,031	3,877,856	4,174,266	4,789,581
- US GAAP	(1,002,513)	(711,784)	(60,401)	(1,280,647)	(941,766)	440,469

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“CAD$”) in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	Year Ended Dec. 31, 1998
End of period	1.3916	1.5702	1.5519	1.4871	1.4827	1.4894

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“CAD$”).

	High	Low
January 2005	1.2422	1.1982
December 2004	1.2401	1.1856
November 2004	1.2263	1.1775
October 2004	1.2726	1.2194
September 2004	1.3005	1.2648
August 2004	1.3323	1.3047

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Registration Statement all references herein are to Canadian Dollars.

The noon rate of exchange on February 18, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.8134 (US$1.00 = CAD$1.2294).

B.	CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Registrant’s capitalization and indebtedness as at September 30, 2004:

Amount CAD$
Indebtedness
Accounts payable and accruals	530,213
Accounts payable to related companies	138,600
Long term payable
Due to related parties	157,521
Accrued interest payable to related parties	56,173
Long term debt(2)	843,615
Total indebtedness(1)	1,906,825

Shareholders Equity
Share Capital	11,452,659
Deficit	(9,374,104)
Equity Portion of Long Term Debt	218,209
Deferred Stock Based Compensation	(545,190)
Contributed Surplus	4,076,168
Special Warrants	1,047,483
Commitment to Issue Shares	161,220
Total Shareholders Equity	7,036,447

(1)	None of the Registrant’s indebtedness is guaranteed.
(2)	Secured by a floating charge over all the property, assets and rights of the Registrant.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the planning and permitting stages of its operations as a developer of small-scale hydroelectric, wind energy and transmission projects. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant’s business including the following:

Limited History of Operations

The Registrant has a limited history of operations. The Registrant currently has not generated any revenues from operations. Each of the Registrant’s proposed hydroelectric, wind energy and transmission projects is in either the planning or permitting phases of development. The Registrant does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed projects or that the Registrant will obtain the required financing.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Registrant’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Registrant expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Registrant or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Registrant will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Registrant may be unable to carry out its business plan.

Need for Additional Financing to Fund Current Commitments

The Registrant anticipates it will need to raise approximately CAD $2,000,000 to meet its operating budget for the fiscal year ending December 31, 2005. The Registrant has not completed the financing to meet its operating budget through December 31, 2005. The Registrant requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Registrant may have to substantially reduce or cease its operations.

The development of the Registrant’s business will depend upon the commencement and increased cash flow from operations and the Registrant’s ability to obtain financing through private placement financing, public financing or other means. The Registrant currently has no revenues from operations and is experiencing negative cash flow; accordingly, the only other sources of funds presently available to the Registrant are through the sale of equity and debt capital. While the Registrant has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Registrant cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant’s future results. Such conditions could result in a material adverse effect on an investment in the Registrant’s securities.

Need for Additional Financing to Fund Major Potential Projects

The Registrant has not completed the financing to complete any of the projects outlined in its business plan or to fund its operating budget through December 31, 2005. The planning and development of the Registrant’s projects are expensive processes that will take several years to complete.

If the Registrant cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant’s future.

Capital Costs May Exceed Estimates and Cause Delays in Completion Dates and Result in the Need for Additional Financing

The Registrant is either in the planning stage of its projects or in the process of applying for permits for its projects or in the process of environmental assessment of its projects. At this preliminary stage of project development, there is a risk that capital costs may exceed estimates and that the completion dates of each project may be delayed. If the contingencies that are included in estimates to cover unforeseen circumstances prove to be insufficient, the projects would need to be revised in order to bring them within budget or additional financing may be required.

Governmental Regulations and Uncertainty of Obtaining Licenses May Cause Delays in Completion or Failure of Projects

Commencement of construction on each of the projects may be delayed by failure to secure the necessary governmental approvals in a timely manner. In particular, Water Licenses and Project Approval Certificates must be obtained for all of the Registrant’s run-of-river projects except for the Harrison Lake project which requires a Water License but not a Project Approval Certificate because it does not meet minimum thresholds. In order to obtain such licenses and certificates, applications for environmental assessment reviews must be made to and accepted by the British Columbia Ministry of Sustainable Resources Management (“MSRM”). The Registrant has to date not obtained a Water License or Project Approval Certificate for any of its proposed hydroelectric projects and there is no assurance that such licenses or permits will ever be obtained. Except for the Harrison Lake project, all of the Registrant’s wind and water projects are subject to the Environment Assessment Act of British Columbia which requires the submission of environmental impact assessments. To date the Registrant has submitted environmental impact assessments for its Knob Hill wind project and the Cascade Heritage hydroelectric project only and received approval to the Knob Hill wind project only. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such process will be complete and when projects will be completed or when revenues will be generated. Changes in governmental policy and regulations with respect to the power generation industry could affect the business of the Registrant significantly and, in particular, the Registrant’s ability to obtain the necessary licenses, approvals and certificates for its projects.

Apart from compliance with the Environmental Assessment Act of British Columbia, there is no established federal or provincial regulatory framework for the development and operation of wind farms in British Columbia. Accordingly, significant uncertainty surrounds the government approval process that will apply to the wind projects. There can be no assurance that the Registrant will satisfy the requirements that are ultimately imposed.

Environmental Matters Could Lead to Delays to or Rejection of the Registrant’s Projects by Governmental Regulatory Bodies

The Registrant’s participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters. In particular, Water Licenses and Project Approval Certificates must be obtained from MSRM for all of the Registrant’s run-of-river projects except for the Harrison Lake project which only requires a Water License. In order to obtain such licences and certificates, applications for environmental assessment reviews must be made to and accepted by the MSRM. Except for the Harrison Lake project, all of the Registrant’s wind and water projects are subject to the Environmental Assessment Act of British Columbia which requires the submission of environmental impact assessments. The environmental impact assessments may determine the presence of environmental concerns that could lead to the rejection of the Registrant’s environmental impact assessment application. Potential concerns include population impacts on animals and a reduction in viewscape enjoyment for local residents and tourists. The Registrant may not successfully complete all of the steps required in the environmental impact assessment approval process, in which case its applications may be found to be deficient. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such process will be complete and when projects will be completed or when revenues will be generated. In addition, obtaining such approvals and permits can require substantial expense, time and risk. The Registrant’s participation in its planned projects may be subject to additional costs or delays or it may be precluded entirely from developing its projects because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The United States Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Registrant fall within the Commission’s definition of a penny stock. The closing price of the Registrant’s shares on the TSX Venture Exchange on February 18, 2005 was $0.92. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document mandated by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules and shareholders may find it more difficult to sell their shares.

There is a Limited Market for the Registrant’s Common Stock. If a Market for the Registrant’s Common Stock is Developed, then the Stock Price May be Volatile

The Registrant’s common stock is traded on the TSX Venture Exchange. However, there is a limited market for the Registrant’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Registrant anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Registrant’s results of operations;
2.	the Registrant’s ability or inability to generate new revenues;
3.	increased competition; and
4.	conditions and trends in the hydroelectric, wind power and transmission industries.

Further, companies traded on the TSX Venture Exchange have traditionally experienced extreme price and volume fluctuations. Accordingly, the Registrant’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Registrant’s common stock.

The Registrant’s Audited Financial Statements Contain a Note About the Registrant’s Ability to Continue as a Going Concern

The Registrant’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of December 31, 2003 the Registrant had an accumulated deficit of CAD $7,462,515, which if prepared under U.S. GAAP would have been an accumulated deficit of CAD $16,083,183. The Registrant continues to incur operating losses, including net losses of CAD $3,656,004 during fiscal 2003, CAD $935,950 during fiscal 2002, CAD $662,869 during fiscal 2001 and CAD $1,209,150 in 2000. The Registrant’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Registrant to operate profitably in the future.

The Registrant plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Registrant’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the financial statements.

Foreign Incorporation May Result in Difficulty for United States Investors to Enforce Legal Proceedings

The Registrant is incorporated under the laws of the Province of British Columbia, Canada and a majority of the Registrant’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained did not have jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Lack of Secured Commitments May Delay or Prevent Projects from Proceeding

The Registrant has not secured commitments form customers that would assure it of revenue from the sale of energy. Under British Columbia’s Energy Plan, regulations encourage independent power producers to market their energy directly to large electricity retail customers like municipalities and industrial facilities, which are able to choose a supplier other than the local distributor. Independently produced energy no longer is required to be sold to either British Columbia Hydro Power Authority (“BC Hydro”) or FortisBC Inc. (formerly known as Aquila Networks Canada British Columbia Ltd.). However, since there are a limited number of potential customers for the Registrant’s hydroelectric power in British Columbia it is important for the Registrant to solidify strong sales relationships with BC Hydro and FortisBC Inc. With increasing transmission access into the United States the Registrant’s market potential is broadening, however the implications of this access are unclear.

In order to operate its projects, the Registrant must enter into interconnection facilities agreements with BC Hydro. These agreements apply to interconnection equipment and operation of the projects, for the purposes of transferring energy to the main power grid and maintaining reliable and safe grid operation. The Registrant understands that there may be other electricity generation proposals that would also require grid access in the vicinity of the Registrant’s project locations. The regulatory framework governing the transmission of power in British Columbia is expected to change significantly with the implementation of the Government of British Columbia’s 2002 energy policy and the creation of BC Transmission Corporation. The details of the 2002 energy plan, including the creation of BC Transmission Corporation, appear under the heading “Business Overview – The Independent Power Generation Industry”. Although the implementation of the 2002 energy policy and the creation of BC Transmission Corporation are expected to improve the Registrant’s chances of securing commitments from customers by mandating certain power production from independent power producers and certain power supply from “BC Clean Resources” and establishing a regulated rate structure, there can be no assurance that the British Columbia government will continue with the new policy initiatives or that the Registrant will secure access to the transmission and interconnection infrastructure necessary for its projects to proceed.

The Registrant May Not be Able to Successfully Compete with Other Companies

Competition among alternative energy producers is increasing. Many potential competitors of the Registrant have substantially more financial, research and development, marketing, and human resources than the Registrant. Other companies may succeed in planning, obtaining approvals for and building renewable energy projects before the Registrant completes any of its proposed projects. The approval and development of other renewable energy projects may impair the ability of the Registrant to secure the necessary approvals for its projects. If any of the Registrant’s projects are completed, marketing the power would be subject to fluctuations in demand and supply in a competitive sector. There can be no assurance that the Registrant will successfully compete for supply contracts.

The Loss of Service of Senior Management and Key Consultants Could Adversely Affect the Registrant’s Business and Results of Operations

The Registrant’s success is highly dependent upon the performance of its senior management and key consultants, in particular, Paul Manson and Anthony Duggleby. The Registrant does not have an employment agreement with Mr. Manson or Mr. Duggleby. The Registrant does not maintain key-man life insurance. The loss of the services of senior management and key consultants could have a material and adverse effect on the Registrant, its business and results of operations.

Inexperience of Management Could Adversely Affect the Registrant’s Business and Results of Operations

Management of the Registrant lacks experience in developing hydroelectric, wind power and transmission projects. They may not be fully aware of many of the specific requirements related to working within these industries and their decisions and choices, therefore, may not take into account standard engineering or managerial approaches commonly used in these industries. Consequently, the Registrant’s operation, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in the hydroelectric, wind power and transmission industries. Accordingly, the Registrant may need to expand its management team to add personnel experienced in the development of such projects. Although the Registrant has recruited and plans further to recruit individuals with the necessary skills and experience from within the hydroelectric, wind power and transmission industries, no assurance can be given that the Registrant will be able to recruit and retain individuals with the skills needed at the compensation levels dictated by the Registrant’s future development budgets.

The Registrant’s Ability to Rely on Strategic Partners and Joint Ventures May Affect its Success

The Registrant’s success may depend on the performance and continued service of certain independent contractors and joint venture partners. The continuation of the Harrison Lake project is dependent upon a continued relationship with Lakeside Pacific Forest Products Ltd. (formerly Pretty’s Timber Co. Ltd.). This project is currently inactive, however, deterioration of this relationship may result in the abandonment of the project and would have an impact on the business of the Registrant.

Obtaining Titles to Property May Be Costly or Impossible

Except for the Cascade Heritage project, where the Registrant owns the property upon which the project is proposed to be constructed and has received a Certificate of Title respecting the property, and the Knob Hill wind project, where the Registrant has purchased the property underlying the Investigative Use Permits, the Registrant has not obtained title opinions with respect to the real properties upon which its other projects are proposed to be constructed. It has, however, completed what it considers to be industry standard investigations regarding title to such properties. However, this should not be construed as a guarantee of title. The real property may be subject to prior unregistered agreements or transfer, or First Nations (aboriginal peoples) land claims, and title may be affected by undetected defects. There can be no assurance that the Registrant will secure the rights to the project sites necessary to develop its projects. The Registrant may be required to incur substantial unanticipated and non-refundable costs in seeking to secure such rights.

First Nations Land Claims and Treaties May Affect the Registrant’s Ability to Develop and Operate its Projects

The proposed locations for the Registrant’s hydroelectric and wind projects are subject to unresolved First Nations land claims. Recent court decisions in British Columbia, Canada do not impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First Nations title or rights. These developments in the law are recent and accordingly, the ability of the Registrant to successfully develop and operate its hydroelectric and wind projects may be dependent on the settlement of such land claims by the B.C. and Canadian Federal governments. The settlement of any of these land claims in a manner that is unfavourable to the Registrant could cause a delay or ultimate failure of one or more of the Registrant’s projects. No assurance can be given that delays in reaching such settlements or that the terms of any treaties that may be adopted in the future will not adversely affect the business or property of the Registrant.

Concerns of Local Communities May Delay or Hamper the Registrant’s Ability to Proceed with its Projects

The Registrant is aware of the need to consult with and address the demands of local communities, including First Nations communities. Recent court decisions in British Columbia, Canada do not impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First Nations title or rights. The Registrant plans to initiate a consultation process whereby the impacts and benefits of the projects on the First Nations and non-First Nations communities located close to the project sites will be fully explored. There can be no assurance that the Registrant will gain the support of First Nations and local communities necessary to proceed with the projects.

Meteorological and Water Flow Changes May Affect the Registrant’s Projections and Ultimately Its Production Abilities

There can be no assurance that the wind conditions at the wind project sites or the water flows at the hydroelectric sites will be consistent with the Registrant’s projections, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time the projections were made. Water flows vary each year, depending on factors such as rainfall, snowfall and rate of snowmelt. If developed, the Registrant’s projects may be subject to substantial variations in wind or water flow or other climatic conditions. While the Registrant has selected its sites on the basis of the its output projections, there can be no assurance that the actual wind and water flow conditions required to produce the projected outputs will exist or be sustained after construction of the projects is completed.

Rapid Technological Change May Render the Registrant’s Operations Non-Competitive

The wind energy industry is subject to rapid technological change that affects both wind related technologies such as turbines and power generation and transmission technologies such as substation equipment and transmission lines. There can be no assurance that alternative or newly introduced technologies will not render the Registrant’s operations non-competitive or that the Registrant will be able to keep pace with technological developments.

Price Fluctuations May Affect the Registrant’s Revenues

The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of most producers and such fluctuations may adversely affect the prospects and ultimately the revenues of the Registrant.

The Registrant’s Ability to Deliver Energy to Potential Customers is Unproven

As the Registrant’s projects are still in the planning and permit application stages, the ability of the Registrant to supply energy to potential customers in the quantities requested by such potential customers on a reliable and consistent basis is unproven.

Variations in Inflation Rates May Affect the Registrant’s End Costs

Estimates of development costs for the hydroelectric projects are based on current inflation rates. Any variation in these rates during the construction, operation and maintenance periods could either increase or decrease the end costs.

Variations in Interest Rates May Affect the Feasibility of the Registrant’s Projects

Prevailing interest rates will determine the end capital cost and the financial feasibility of the Registrant’s projects. In turn, project revenues derived from a project are dictated by energy rates, which are set by the market. A significant increase in interest rates may make the Registrant’s projects uneconomical.

Variations in Exchange Rates May Affect the Feasibility of the Registrant’s Projects

Many major components of the projects such as turbines and generators will be sourced through international tendering procedures. These components will likely be sourced from the United States, Europe or Asia and are usually bid for in U.S. currency. Variations in exchange rates between U.S. and Canadian currencies will affect the end costs of the major components and may adversely affect the feasibility of the Registrant’s projects. Until firm price commitments for the supply of major components have been secured, final capital costs for a project cannot be determined and therefore the feasibility of proceeding with a project at the then prevailing energy rates cannot be assured.

ITEM 4	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE REGISTRANT

Sea Breeze Power Corp. (the “Registrant”), a British Columbia corporation, and its wholly-owned subsidiaries, Powerhouse Developments Inc., Sea Breeze Energy Inc., Powerhouse Electric Corp., Sea Breeze Management Inc. and Sea Breeze Power Projects Inc., its 80% owned subsidiary, Harrison Lake Hydro Inc. and its 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. are in the planning, permitting and environmental assessment stages of developing renewable energy projects.

The Registrant was incorporated on January 18, 1979 pursuant to the British Columbia Company Act, as a British Columbia, Canada corporation under the name Northern Horizon Resource Corporation and commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) on January 18, 1979. Effective September 12, 1985 the Registrant changed its name to Golden Horizon Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective January 2, 1990 the Registrant changed its name to GHZ Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective June 9, 1994 the Registrant changed its name to Canadian Reserve Gold Corporation. Effective April 17, 1996 the Registrant changed its name to Christina Gold

Resources Ltd. and consolidated its shares on a five old shares for one new share basis. Effective December 10, 1998 the Registrant changed its name (to reflect the transformation of its business from that of mining to power generation) to Powerhouse Energy Corp. and consolidated its shares on a two old shares for one new share basis. Effective September 17, 2001 the Registrant changed its name to International Powerhouse Energy Corp. and consolidated its shares on a ten old shares for one new share basis. Effective July 29, 2003 the Registrant changed its name to Sea Breeze Power Corp. and increased its authorized capital from 100,000,000 common shares without par value to 200,000,000 common shares without par value and from 10,000,000 Class “A” preference shares without par value to 20,000,000 Class “A” preference shares without par value.

The Registrant’s head office is located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, V6B 5A6 (Tel: 604-689-2991). The Registrant’s registered office in British Columbia is located at Suite 1500, Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7 (Tel: 604-689-9111).

The Registrant’s principal capital expenditures and divestitures (including interests in other companies) since January 1, 2001 are as follows:

In the fiscal year ended December 31, 2001, the Registrant expended CAD $320,750 on the Cascade Heritage project and CAD $ 458,114 on the Kwoiek Creek hydroelectric project for total capital expenditures in fiscal 2001 of CAD $778,864.

In the fiscal year ended December 31, 2002, the Registrant expended CAD $262,934 on the Cascade Heritage project, CAD $62,617 on the Kwoiek Creek hydroelectric project and CAD $1,950 on the Harrison Lake project for total capital expenditures in fiscal 2002 of $327,501.

In the fiscal year ended December 31, 2003, the Registrant expended CAD $319,238 on the Cascade Heritage project, CAD $2,742 on the Kwoiek Creek hydroelectric project and CAD $6,829 on the Harrison Lake project for total capital expenditures in fiscal 2003 of CAD $328,809 for hydroelectric projects. The Registrant expended CAD $403,644 on the Knob Hill wind farm project, CAD $146,210 on the God’s Pocket project, CAD $227,924 on the Shushartie project, CAD $204,841 on the Hushamu project, CAD $49,389 on the Windy Ridge project, CAD $189,584 on the Nimpkish project, CAD $124,465 on the New Castle Ridge project and, CAD $378,841 on other wind farm projects for total capital expenditures in fiscal 2003 of CAD $1,724,898 for wind farm projects of which CAD $878,495 were cash expenditures and CAD $846,403 were non-cash expenditures with CAD $362,303 representing the acquired wind farm projects under development and CAD $484,099 representing the excess payment over net liabilities assumed upon the acquisition of 100% of Sea Breeze Energy Inc. The Registrant expended total project related capital expenditures for fiscal 2003 of CAD $2,053,710, of which CAD $846,403 were non-cash expenditures and CAD $1,207,307 were cash expenditures, comprised of CAD $328,809 for hydroelectric projects and CAD $878,495 for wind farm projects.

In the fiscal year ended December 31, 2004 the Registrant’s subsidiary, Powerhouse Developments Inc. transferred all its proprietary rights, title and interest in the Kwoiek Creek hydroelectric project to Kwoiek Creek Resources Inc. in consideration of the sum of CAD $450,000.

The Registrant’s principal capital expenditures and divestitures currently in progress consist of

CAD $216,066 on the Cascade Heritage project, CAD $Nil on the Kwoiek Creek hydroelectric project and CAD $Nil on the Harrison Lake project for a total capital expenditures of CAD $216,066 for the nine-month period ended September 30, 2004. The Registrant expended CAD $639,199 on the Knob Hill wind farm project, CAD $105,661 on the God’s Pocket project, CAD $127,331 on the Shushartie project, CAD $151,556 on the Hushamu project, CAD $18,917 on the Windy Ridge project, CAD $125,150 on the Nimpkish project, CAD $ 105,664 on the New Castle Ridge project and, CAD $279,055 on other wind farm projects for total capital expenditures for the nine-month period ended September 30, 2004 of CAD $1,552,523, for wind farm projects. (The amount of CAD $1,552,523 includes CAD $710,664 of non-cash capital expenditures for warrants issued in connection with the purchase of 100% of the common stock of Sea Breeze Energy Inc. on April 16, 2003. The warrants were valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 3.5% of all periods; dividend yields of $Nil for all periods; volatility factor of between 168% and 203%; and a weighted average expected life of two years.)

The Registrant expended total project related capital expenditures for the nine-month period ended September 30, 2004 of CAD $1,768,589.

No further capital investments or divestitures are currently being undertaken by the Registrant.

The Registrant has financed and intends to continue to finance its operations through the issuance of equity and debt financing.

Since the commencement of the Registrant’s last completed fiscal year, the Registrant has not received any public takeover offers for its shares from third parties, nor has it made any such offers.

B.	BUSINESS OVERVIEW

General

The Registrant was originally incorporated as a natural resources company in 1979. It carried out exploration and development of mineral projects until July 1999 when it changed the focus of its business from mining to power generation. The Registrant is currently in the business of planning, permitting, obtaining environmental assessments, designing and financing renewable energy sites and it proposes to construct and operate renewable energy projects in the future. The Registrant’s projects can be categorized into four types: (1) wind farm projects, (2) hydroelectric projects, (3) remote area power systems, (4) high voltage direct current transmission systems.

The location of the Registrant’s wind farm and hydroelectric projects and proposed transmission lines are indicated on the following map:

1.	Wind Farm Projects

The Registrant is in the stage of obtaining permits for prospective sites for wind farm development. The Registrant is presently holding 52 Investigative Use Permits issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 210,633.6 hectares of crown owned land in British Columbia, Canada. The Registrant’s most developed site is the Knob Hill Wind Farm, located approximately 35 Kilometers west of Port Hardy on Vancouver Island, has received approval from the Environmental Assessment Office of British Columbia, established by the British Columbia Environmental Assessment Act, to build a utility-scale wind farm on the northern tip of Vancouver Island, British Columbia. The Registrant is in the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements with respect to the Knob Hill Wind Farm. This project is described in greater detail below. Three additional properties have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2005. The Registrant’s five most developed sites have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

2.	Hydroelectric Projects

The Registrant has two hydroelectric projects: (a) Cascade Heritage Power Project, (b) Harrison Lake Project.

(a)	Cascade Heritage Power Project

The Registrant has completed the development of a proposal to proceed with construction for a run-of-river hydroelectric power operation at Cascade Heritage Power Park near Christina Lake, British Columbia, Canada. The Registrant has submitted an application for formal review of the project by the Environmental Assessment Office pursuant to the Environmental Assessment Act in November, 2003.

(b)	Harrison Lake Project

This is not an active project for the Registrant, however, an application for a water licence has been made. This project is also referred to in the financial statements as the Registrant’s proportionate interest in the Slollicum joint venture.

(c)	Kwoiek Creek Project

The Registrant has recently divested itself of its third hydroelectric project, the Kwoiek Creek project, which was written down to $1 in the financial statements for the year ended December 31, 2003. Pursuant to an agreement dated September 15, 2004 the Registrant transferred its interest in the project to Kwoiek Creek Resources Inc. in consideration of CAD $450,000, such transfer occurring in December 2004.

3.	Remote Area Power Systems

The Registrant has an agreement with VRB Power Systems Inc. (“VRB”) to provide management services, engineering and design services, project marketing, project identification in Canada and Alaska for VRB’s patented energy storage system. The Registrant has also responded to requests for proposals from remote communities soliciting proposals for integration of wind energy into the electric grids of communities for whom they supply utilities services.

4.	HVDC Transmission Systems

The Registrant’s 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”), is in the planning and analysis stages of pursuing high voltage direct current (“HVDC”) transmission opportunities to export wind and other energy from Vancouver Island. Sea Breeze Pacific has filed an application with Bonneville Power Authority (“BPA”), British Columbia Transmission Corporation and the British Columbia Utilities Commission for a new submarine HVDC transmission line from Vancouver Island across the Strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington. Sea Breeze Pacific has been notified that its application for a proposed submarine line from Vancouver Island to Port Angeles has been accepted for review by the BPA. The review will analyze benefits and impacts that the proposed transmission line would have on the Pacific Northwest regional grid served by BPA.

On November 23, 2004 Sea Breeze Pacific commenced an inter-regional study on its proposed 1,100 megawatt transmission line across the Strait of Juan de Fuca. The study will analyze benefits and impacts that the proposed transmission line will have on the Pacific Northwest and the British Columbia regional grid.

On December 14, 2004 Sea Breeze Pacific filed an interconnection application with Pacific Gas and Electric Company of San Francisco, California and the British Columbia Transmission Corporation for the first submarine transmission line that would allow for the direct transmission of electricity from Canada to California.

Stages of Development

The Registrant has identified ten stages of development for its wind farm and hydroelectric power projects.

1.

Site Identification - Helimax Energy Inc., a wind power engineering and consulting firm from Montreal Quebec, Canada, identified regions that were economically viable for wind power development within British Columbia.

2.

Application for Use - For the wind farms projects this is the Investigative Use Permits (which the Registrant has obtained for all of its sites). For the hydroelectric sites this is the water license application (which the Registrant has made for all of its sites).

3.

Data Collection - For the wind farm projects this involves preliminary mapping which has been conducted on all of the Registrant’s sites and wind resource data monitoring and collection, which, through the installation of anemometers, is ongoing at the Registrant’s five most developed sites, Knob Hill, Shushartie, Hushamu, Nimpkish One and God’s Pocket. For the Cascade Heritage hydroelectric project, flow rates have been logged for the last 80 years and government operated monitoring stations have data that is available to the Registrant.

4.

Environmental Assessment - Pursuant to the British Columbia Environmental Assessment Act the wind farm projects and hydroelectric power projects meeting a specified threshold must be acknowledged by the Environmental Assessment Office (“EAO”) as being subject to review. Terms of Reference are then developed, in cooperation with the EAO and the various responsible government agencies, which include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

Following acceptance of the Terms of Reference, fieldwork and preliminary design work are conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

The Terms of Reference for the Registrant’s Knob Hill wind farm project were accepted by the EAO in January 2004 and the formal review process began in March 2004. The formal review was completed by the government in September 2004 and the EAO granted its approval on September 28, 2004.

The terms of Reference for the Registrant’s Cascade Heritage hydroelectric project were accepted by the EAO in November 2003, however the 180-day deadline has been suspended to allow adequate time to respond to public comments.

5.

Power Purchase Agreements - At this stage the Registrant responds to Requests for Proposals issued by utility companies in the Pacific Northwest in order to obtain power purchase agreements. The Registrant has provided proposals to Puget Sound Energy Inc., PacifiCorp and B.C. Hydro in response to Requests for Proposals issued by these utilities.

The Registrant anticipates that the successful completion of a power purchase agreement may enable project financing. The Registrant entered this stage of development with its Knob Hill Wind Farm project in September 2004 after it received EAO approval to the project. It is currently seeking suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill Wind Farm project.

6.

Finalization of Land Use terms with Government - Land and Water British Columbia Inc., the provincially owned corporation responsible for managing Crown land within British Columbia, is developing guidelines for land tenure and leasing agreements between the Crown and wind development companies.

7.

Access - Wind sites permitted to the Registrant are in remote locations and require road construction for access to the sites. This access will be gated to prevent the inappropriate use of the roads near to potentially environmentally sensitive areas. For the hydroelectric projects under development, road construction will not be as great a factor.

8.

Interconnection Studies - The Registrant has worked with Elsam Engineering Inc., of Denmark to conduct workshops on interconnecting wind power projects to the British Columbia transmission grid. These workshops were attended by representatives from the Registrant and British Columbia Transmission Corporation, the provincially owned corporation responsible for the operation and maintenance of the British Columbia transmission grid. Each wind power or hydroelectric project requires a separate interconnection study.

9.

Construction - Once financing arrangements are made, the time allotted for the construction phase depends on regulatory permits required, the rate of road construction for remote areas and weather conditions. The Registrant estimates for constructing a 100 megawatt section of a wind power project ranges between 12 and 14 months for projects located on the north end of Vancouver Island. For run of river hydroelectric projects, construction time is approximately two years.

10.

Operation - This phase of project development involves working with the supplier of wind (or hydroelectric) turbines to optimize generation performance. Maintenance schedules and training will be facilitated by the wind (or hydroelectric) turbine manufacturer and the Registrant.

With the exception of the turbine supply and manufacture referred to in the operation stage of development, the Registrant intends to carry out all stages of development in-house.

The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when the Registrant will advance beyond the stage of development indicated in item 4 above. Accordingly it is not possible to predict when the Registrant will enter the operational stage of development indicated in item 10 above, or when revenues will be generated.

The Independent Power Generation Industry and Regulation

Regulated publicly and privately owned utility companies have traditionally dominated the North American electricity generation business, using hydroelectric, nuclear or fossil fuel facilities to generate electricity. While regulated utilities continue to dominate the power market in North America, independent power producers have acquired greater market share as a consequence of progressive deregulation.

Environmental concerns, rapid growth in anticipated electricity demand, rising electricity rates, new technologies and growing international competition in the late 1980s led to government policies designed to encourage the supply of electricity from independent power producers. In December 1997 Canada signed the Kyoto Protocol, making a commitment to develop clean, renewable energy in order to sustain future energy needs. Currently the Canadian federal government offers an incentive (the Wind Power Production Incentive) of $0.01/kWh for the production of wind energy. A number of provincial governments and utilities, most notably in the Canadian provinces of British Columbia, Alberta, Ontario and Quebec, established programs to actively seek the purchase of electricity from independent power producers under long term contracts at rates that reflect their projected long-term value to the power system.

In November 2002 the Minister of Energy and Mines for the Canadian province of British Columbia announced a new energy policy. One of the goals of the policy is that 100% of British Columbia’s new electricity generation requirements will be developed by independent power producers, and British Columbia Hydro & Power Authority (“BC Hydro”), a Crown Corporation which is the major generator, transmitter and distributor of electricity in that province, will be limited to improvements to existing facilities. A report card published in October, 2004 by the British Columbia Ministry of Energy and Mines states that since 2001 the amount of electricity purchased under long-term contracts from independent power producers has grown steadily, from 19 independent power producers in 2001 to 39 independent power producers in 2004. The policy provided for the creation of BC Transmission Corporation which is intended to eventually independently manage and operate the publicly owned transmission system and to ensure fair access for all generators including independent power producers. The policy also allows direct sale of electricity from independent power producers to large customers and sets out a regulated rate structure for BC Hydro. The regulated rate is designed to ensure that BC Hydro competes fairly against independent power producers for large customers. The policy goes on to state that electricity distributors will pursue a voluntary goal to purchase at least 50% of their new power supply from “BC Clean” resources which are renewable or result in a net environmental improvement over existing generation. “BC Clean” resources represent a set of resource categories that includes wind power and run-of-river hydroelectricity. BC Hydro will continue to be the principal distributor in the province. The British Columbia Utilities Commission will continue to regulate BC Transmission Corporation and assess the need for new transmissions and will be authorized to direct expansion of the transmission system where required.

In addition to BC Hydro, there is one major privately owned utility in the province of British Columbia, FortisBC Inc. (“Fortis”). Other independent power producers, such as Canadian Hydro Developers Inc. account for approximately 2-3% of the market in terms of production, all of which is sold to, or through, either BC Hydro or Fortis. In addition to the firm price contract that BC Hydro has with these independent power producers, BC Hydro’s wholly owned subsidiary, British Columbia Power Exchange Corporation, purchases and sells power in the short-term electricity market.

The Registrant believes that the potential for new projects in British Columbia may be enhanced by the move to more deregulated competition in the United States and the ability after partial deregulation for other electricity producers to utilize BC Hydro’s transmission facilities to deliver and sell electricity to third parties. Certain customers may be interested in purchasing environmentally friendly or “green” power and potential sources would include independent producers in British Columbia.

Wind Farm Projects

The Registrant, through its wholly owned subsidiary Sea Breeze Energy Inc., holds 52 Investigative Use Permits for utility scale wind farm development issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 210,633 hectares of crown owned land in British Columbia, Canada. The Investigative Use Permits are issued for a term of two years and allow the Registrant to enter the land, which is owned by the government of British Columbia. Sixteen of the Registrant’s 52 prospective sites are located on northern Vancouver Island, 26 are located on the mid coast between the south tip of the Queen Charlotte Islands and the northern tip of Vancouver Island (of which five are offshore) and ten are located in the Okanogan region (south central British Columbia in the region of the Thompson Plateau).

The Registrant’s most developed site is the Knob Hill Wind Farm, located approximately 35 kilometers west of Port Hardy on Vancouver Island, which, in September 2004 received approval from the Environmental Assessment Office of British Columbia, established by the British Columbia Environmental Assessment Act, to build a utility-scale wind farm on the tip of Vancouver Island, British Columbia. The Registrant has entered the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill project. This project is described in greater detail below. Three additional properties (Shushartie, Hushamu and Nimpkish One) have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2005. These three properties, the God’s Pocket property and the Knob Hill property have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

The Registrant’s Knob Hill project is a proposed 450-megawatt (MW) wind power generation facility and was the first project to enter the new environmental assessment review process since the enactment of the new Environmental Assessment Act (“EAA”) which became effective in January 1, 2003. Under the new EAA a project is formally acknowledged by the Environmental Assessment Office (“EAO”) as being subject to review. Terms of Reference are then developed in cooperation with the EAO and the various responsible government agencies and include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

Following acceptance of the Terms of Reference, fieldwork and preliminary design work is conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

Knob Hill entered the EAA review process in June 2003. As the process for establishing guidelines and criteria for the EAA process for wind energy projects continues to evolve, the Registrant is deliberately using the Knob Hill project as a template prior to launching any of its additional wind farm properties into the process. To date the Terms of Reference submitted by the Registrant were accepted by the EAO in January 2004 and in March 2004 the formal review process began. In accordance with the EAA the formal review was completed by the government in September 2004 and the EAO granted its approval on September 28, 2004.

The Registrant has entered the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill project

Wind resource data collection for the site is also proceeding with anemometer installations recently completed.

Hydroelectric Power Projects

1.	Cascade Heritage Hydroelectric Project

The Registrant’s wholly owned subsidiary, Powerhouse Developments Inc. (“PDI”), is the owner of ten acres of riverfront land located approximately one mile west of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon. The site was the original location of a five MW power generation facility constructed in 1898 by Cascade Power and Light Company, and was one of the first sites in North America to produce 120v AC current.

The Registrant, through PDI, has developed a proposal for the development of a run-of-river hydroelectric power operation at this site. Run-of-river projects produce electricity without storing water. An application was originally made in 1994 by the Registrant to LWBC for a water license to operate a 25 MW run-of-river hydroelectric generation facility on the property.

The Registrant has submitted an application for formal review of the project by the EAO pursuant to the EAA in November, 2003. The EAA review process is the same for the Registrant’s hydroelectric project as its wind farm projects discussed above under the heading “Wind Farm Projects” (except that the Registrant’s Harrison Lake project does not meet EAA thresholds and is therefore not subject to EAA review). Accordingly, the EAA requires the government to conduct its formal review on the Cascade Heritage project within 180 days of commencement of formal review. At the Registrant’s request, however, the 180-day deadline has been suspended to allow adequate time to respond to public comments received.

2.	Harrison Lake Project

The Registrant’s subsidiary, Harrison Lake Hydro Inc. which is owned 80% by the Registrant and 20% by Lakeside Pacific Forest Products Inc. was incorporated as a holding and development company for a 3.5 MW run-of-river hydroelectric generation project on Slollicum Creek, located on the eastern shore of Harrison Lake, about three miles north of the community of Harrison Hot Springs, British Columbia, Canada. An application for a water license to develop the property has been made however the project is currently inactive.

Remote Area Power Systems

Pursuant to an agreement dated October 20, 2003 the Registrant entered into a Master Services Agreement with VRB Power Systems Inc. (“VRB”) to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System (“VRB/ESS”) to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a non-exclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska. The Registrant has identified over four hundred remote communities as potential customers for implementation of the VRB/ESS.

Many remote communities are dependant on fossil fuels and pay energy costs that can be up to ten times higher than in the rest of Canada. Current wind projects in remote communities are generally tied to isolated diesel grids to form wind-diesel hybrid systems with wind essentially used to save on fuel. With the VRB/ESS, electricity can be stored with virtually no environmental impact at less cost than diesel or other fossil fuels.

HVDC Transmission Systems

In May 2004 the Registrant incorporated Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”), a 50% owned subsidiary, jointly owned with Boundless Energy LLC of Plainville, Connecticut to pursue high voltage direct current (“HVDC”) transmission opportunities to export wind and other energy from Vancouver Island, British Columbia. In June 2004 Sea Breeze Pacific filed an application with Bonneville Power Authority (“BPA”), British

Columbia Transmission Corporation and the British Columbia Utilities Commission for a new submarine HVDC transmission line from Vancouver Island across the Strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington. Sea Breeze Pacific has been notified that its application for a proposed submarine line from Vancouver Island to Port Angeles has been accepted for review by the BPA. The review will analyze benefits and impacts that the proposed transmission line would have on the Pacific Northwest regional grid served by BPA.

On November 23, 2004 Sea Breeze Pacific commenced an inter-regional study on its proposed 1,100 megawatt transmission line across the Strait of Juan de Fuca. The study will analyze benefits and impacts that the proposed transmission line would have on the Pacific Northwest and the British Columbia regional grids.

On December 14, 2004 Sea Breeze Pacific filed an interconnection application with Pacific Gas and Electric Company of San Francisco, California and the British Columbia Transmission Corporation for the first submarine transmission line that would allow for the direct transmission of electricity from Canada to California.

The Registrant’s business will be subject to seasonal fluctuations to the extent that water flows are seasonal and depend on factors such as rainfall, snowfall and rate of snowmelt. While the seasonal fluctuations in water flows are significant, they generally follow a predeterminable pattern.

Wind and hydro power utilize vast raw material resources. Available power generation is contingent upon sufficient wind speeds for wind generated electricity and upon minimal water flows for run-of-river hydro. The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of producers including the Registrant.

Marketing channels used by the Registrant include responding to requests for proposals from large purchasers of power and private negotiations with direct end users. The Registrant, however, has not to date sold any power.

The business of the Registrant is highly dependant on licenses. If the Registrant does not receive Water Licenses and Project Approval Certificates for its run-of-river projects it cannot proceed with these projects. Similarly if the Registrant does not satisfy the requirements of the Environmental Assessment Act for its wind and water projects it cannot proceed with these projects. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such process will be complete and when projects will be completed or when revenues will be generated. The business of the Registrant is also highly dependent on contracts with future customers. These can include forward contracts where the price of the power to be sold is guaranteed and known in advance and spot contracts where the price of the power to be sold depends on a number of industry and energy demand factors beyond the control of the Registrant.

The business of the Registrant is also highly affected by government regulation. In particular the Registrant must obtain Water Licenses and Project Approval Certificates to develop its run-of-river projects from the MSRM. The Registrant must receive approval from the British Columbia Environmental Assessment Office pursuant to the Environmental Assessment Act of British Columbia to develop its water and wind energy projects. (See Item 3(D) “Key Information: Risk Factors”).

C.	ORGANIZATIONAL STRUCTURE

The Registrant has five 100% owned subsidiaries: Powerhouse Developments Inc., Sea Breeze Energy Inc. Powerhouse Electric Corp., Sea Breeze Management Inc. and Sea Breeze Power Projects Inc. The Registrant also has an 80% owned subsidiary: Harrison Lake Hydro Inc. and a 50% owned subsidiary: Sea Breeze Pacific Regional Transmission System, Inc. All of the Registrant’s subsidiaries are incorporated pursuant to the British Columbia Business Corporations Act or its predecessor the British Columbia Company Act as British Columbia, Canada corporations.

D.	PROPERTY PLANTS AND EQUIPMENT

The Registrant’s corporate headquarters are located in Vancouver, British Columbia. The Registrant leases approximately 6,693 square feet of corporate office space at an annual rent of approximately CAD $113,764, which includes 11 private offices and 12 open style offices and two boardrooms. The lease term has approximately 8 months remaining on its lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates. Effective January 1, 2005, the Registrant added an additional 840 square feet to its lease for corporate office space, thereby increasing the total square feet under lease to 7,533, the total private offices to 14, the total open offices to 13 and total annual rent to approximately $128,160.

The Registrant’s wholly owned subsidiary PDI is the owner of ten acres of riverfront land located approximately one mile east of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon.

The Registrant also is the owner of mineral claims consisting of 149 units (2,480 hectares) located at the northern end of Vancouver Island. The claims overlie and are adjacent to Investigative Use Permits held in connection with the Registrant’s Knob Hill wind farm project. The Registrant has no present intention to carry out mining activities on the property. Its sole purpose in purchasing and holding the claims is to prevent potential interference with its Investigative Use Permits and its planned wind farm operations on the property.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Overview

The Registrant’s operations consist of the development of hydroelectric projects and wind energy projects and the provision of consulting services to third parties who are interested in wind energy. The Registrant’s primary project is its Knob Hill wind farm project (See Item 4 “Information on the Company – B. Business Overview” for greater detail.) Any results from operations are reflected either through increasing the book value of projects under development or through increasing expenses incurred for general and administration (with the exception of CAD $9,900 generated in consulting revenues during the first quarter ended March 31, 2004).

During the last three years, which ended December 31, 2003, the Registrant funded its business operations from cash proceeds received from loan advances from major shareholders, convertible debentures, private placements, and the exercise of stock options and warrants.

Background Information

The Registrant has issued three convertible debentures as follows:

Convertible Debenture Number 1 (“CD#1”) - This debenture was issued in June 2000. This debenture was convertible into units of the Registrant at a rate of CAD $0.13 per unit. Each unit consisted of one common share and one common share purchase warrant, each warrant entitling the holder to purchase an additional common share at a price of CAD $0.13 per share. The debenture bore interest at rate of 12% per annum which was payable in shares of the Registrant.

The principal amount of US $1,000,000 was converted into 11,330,753 units of the Registrant during fiscal 2002. Accrued interest in the amount of CAD $368,007, was converted into 2,830,843 shares of the Registrant at the conversion rate of CAD $0.13 per share. In December 2002 all outstanding principal and accrued interest were converted into 14,161,596 shares. Upon the conversion 11,330,753 share purchase warrants were issued.

Convertible Debenture Number 2 (“CD#2”) - This debenture was issued in February 2002. This debenture was convertible into units of the Registrant at a rate of CAD $0.13 per unit. Each unit consisted of one common share and one common share purchase warrant, each warrant entitling the holder to purchase an additional common share at a price of CAD $0.13 per share. The debenture bore interest at rate of 12% per annum which was payable in shares of the Registrant.

The principal amount of US $1,000,000 was converted into 12,230,769 units of the Registrant during fiscal 2003. Accrued interest in the amount of CAD $128,320, was converted into 987,077 shares of the Registrant at the conversion rate of CAD $0.13 per share. In February 2003 all outstanding principal and accrued interest were converted into 13,217,845 shares. Upon the conversion 12,230,769 share purchase warrants were issued.

Convertible Debenture Number 3 (“CD#3”) - This debenture was issued in May 2003 in the principal amount of CAD $1,000,000. The debenture is convertible into units of the Registrant at a rate of CAD $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years. Each unit will consist of one common share and one common shares purchase warrant, each warrant entitling the holder to purchase one additional common share at the conversion price. Interest is calculated at 12% per annum. The interest on this debenture is payable in shares. This debenture has not yet been converted.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

Projects:

During the nine months ended September 30, 2004 the overall project development expenditures increased by CAD $1,768,590. CAD $710,664 of that amount was additional non-cash purchase consideration given for the acquisition of 100% of the shares of Sea Breeze Energy Inc. pursuant to a share purchase agreement dated November 4, 2002. Under the terms of the share purchase agreement, the Registrant was obligated to issue special warrants to the vendors upon receipt of its first Project Approval Certificate from the British Columbia Environmental Assessment Office for its Knob Hill wind farm project. The Registrant received such approval on September 28, 2004, issued 1,000,000 special warrants and allocated the additional purchase consideration to wind farm projects acquired on April 16, 2003. (See Item 7 “Major Shareholder and Related Party Transactions – B. Related Party Transactions” for further detail on the acquisition of Sea Breeze Energy Inc.) The warrants have been valued at CAD $710,664 using a Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 3.5% for all periods; dividend yield of $Nil for all periods; volatility factor of between 168% and 203%; and a weighted average expected life of two years.

From the remaining expenditures of CAD $1,057,926, CAD $216,067 was spent on hydroelectric projects and CAD $841,859 were spent on wind farm projects. The expenditures for the Cascade Heritage project were CAD $216,067 bringing the accumulated project balance to CAD $5,042,165 as of September 30, 2004. (See note 4 to the Financial Statements for the quarter ended September 30, 2004 attached hereto as an exhibit.) The expenditures decreased as the Registrant awaited response from the Environmental Assessment Office regarding approval for entering the construction-planning phase. No further expenditures other than maintenance expenditures are required for the Cascade Heritage project until such approval is obtained.

Share Capital:

During the nine months ended September 30, 2004, the Registrant granted 2,320,000 incentive stock options with an exercise price of CAD $0.60 per share resulting in CAD $512,795 stock based compensation expenses charged to operations (In 2003 2,804,242 options were granted with an exercise price of CAD $0.35 per share resulting in CAD $244,543 of stock based compensation expense). Total stock based compensation of CAD $689,095 comprised of CAD $515,795 from 2004 grants and CAD $176,300 from 2003 grants vested during the nine months ended September 30, 2004.

Revenues:

During the nine months ended September 30, 2004, the Registrant generated CAD $9,900 in revenues resulting from sourcing out its expertise in developing wind energy projects to third parties interested in wind energy. The Registrant plans to continue to develop this potential source of revenue in the future.

Expenses:

Accounting expenses were CAD $74,602 (2003 CAD $32,357). The increase is due to additional time and costs incurred to prepare the Registrant’s financial statements for filing with the United States Securities and Exchange Commission. Amortization expenses were CAD $17,592 (2003 CAD $8,270). The increase is due to the Registrant purchasing more office equipment and field equipment to facilitate increased project administration and environmental surveys. Consulting expenses were CAD $182,175 (2003 CAD $83,075). The increase reflects the Registrant’s need of additional consulting services for financing, marketing, government relations, municipality relations, and First Nations relations to address public questions and concerns related to wind farm projects planned on provincial land, native land and/or municipal land. Foreign exchange loss was CAD $8,428 (2003 CAD $62,667) reflecting a stronger Canadian Dollar against the US Dollar and the fact that the Convertible Debenture issued in May, 2003 was in Canadian funds. Office and rent expenses were CAD $238,437 (2003 CAD $118,951), due to the Registrant moving to a larger office space to facilitate an increasing number of in-house consultants. Salary expenses (which were paid to employees of the Registrant’s subsidiary, Powerhouse Electric Corp.) were CAD $187,477 (2003 CAD $148,332). The increase is due to the increased salaries of employees of Powerhouse Electric Corp. performing necessary field work including erection of meteorological towers for wind speed data collection.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Projects:

The overall balance of project development expenditures for fiscal year 2003 were CAD $6,606,780, compared to CAD $6,194,621 for fiscal 2002. For fiscal 2003, the Cascade Heritage project expenditures were CAD $319,238 (2002 – CAD $262,934). The increase occurred because further reports and surveys were required for the environmental assessment phase. For fiscal 2003, the Kwoiek Creek Project expenditures were CAD $2,745(2002 – CAD $62,617). This decrease relates to an ongoing dispute, which arose during 2001 and resulted in the Registrant putting this project on hold. In previous years the Registrant believed that the dispute could be resolved, while by the end of fiscal 2003 the Registrant no longer saw an economical value in pursuing this project and wrote off its accumulated development costs of CAD $1,641,548. Additional development cost for the Harrison Lake project were CAD $6,829 (2002 – CAD $1,950) representing administration and correspondence costs. A total of CAD $328,812 has been spent on all hydroelectric projects together (see table below).

On April 16, 2003 the Registrant acquired 100% of the common shares of Sea Breeze Energy Inc., a British Columbia corporation involved in the development of wind energy generating projects. At the date of its acquisition, Sea Breeze Energy Inc. had assets with a carrying value of CAD $542,219 and liabilities in the amount of CAD $689,499. The purchase resulted in the Registrant assuming net liabilities of CAD $147,280. The acquired assets of CAD $542,219 contained capitalized expenses for projects under development in the amount of CAD $362,303. Further, the Registrant paid an additional consideration of CAD $336,819 in excess of the net liabilities assumed by issuing 2,500,000 special share purchase warrants to the vendors. The warrants have been valued using a Black-Scholes option-pricing model. The total consideration paid in excess of net liabilities assumed was CAD $484,099 and was allocated and assigned to identified projects at the time of the acquisition. Following the acquisition, from April 17, 2003 to December 31, 2003, the Registrant spent a further CAD $878,495 to continue the development of the acquired wind farm projects, which resulted in total capitalized projects under development costs of CAD $6,606,780 as per December 31, 2003, compared to CAD $6,194,621 at December 31, 2002, as reflected in the following summary:

Financial Summary of Projects under Development,

Balance, December 31, 2002:			$ 6,194,621

Cash expenditures in 2003:
Cascade Heritage project:	$319,238
Kwoiek Creek project:	$ 2,745
Harrison Lake project:	$ 6,829
= Subtotal hydro-electric projects:		$ 328,812

Wind farms expenditures (after acquisition)		$ 878,495
= Total cash expenditures for all projects:			$ 1,207,307

Less: Kwoiek Creek write-off:			($ 1,641,548)

Non-Cash expenditures in 2003:
Carrying value of identified wind projects under development acquired through Sea Breeze Energy on April 16, 2003		$ 362,303

Net liabilities assumed upon acquisition	$ 147,280
Special warrants issued upon acquisition	$ 336,819
= Consideration paid in excess of net assets acquired, and assigned to identified net assets/ wind farm projects		$ 484,099
= Total non-cash expenditures for all projects:			$ 846,402

Balance, December 31, 2003:			$ 6,606,780

The environmental assessment process is unpredictable as it depends on public input as it is processed through different levels of governmental authorities. The success is uncertain, which results in the inability of the Registrant to be able to predict the approval time of a project.

Factors influencing this waiting period are beyond the Registrant’s control. Factors, which could lengthen the assessment process are, for example, if further concerns from the EAO arise, which would need further public discussion, reports and surveys undertaken by the Registrant,. Factors, which could expedite the assessment process include faster processing of the application by the involved authorities.

The Registrant believes that sufficient financing will be available throughout the required assessment period through further debt instruments and the issuance of share capital under private placements, and the exercise of warrants and stock options. The Registrant is prepared to reduce expenditures for other wind farm projects and prospective wind sites, if necessary to overcome any unexpected long assessment periods.

Related Parties

During fiscal 2003, the Registrant paid and expensed CAD $150,240 in consulting fees (2002 – CAD $72,000) to directors and companies controlled by directors or officers.

Payments to the Vice President of Project Development for engineering services totaled CAD $78,510 (2002 – CAD $60,645) and were all capitalized as development costs as they related to projects under development.

Share Capital:

During fiscal 2003, share capital increased from the exercise of stock options by CAD $160,152, and is comprised of CAD $106,860 cash proceeds and CAD $53,292 of non-cash items (2002 - cash proceeds: CAD $15,860, non-cash items: CAD $Nil). The proportional non-cash contribution of CAD $53,292 refers to stock based expenses, which had been credited to contributed surplus upon the initial option grant and were credited to share capital upon exercise of those options. The cash proceeds of CAD $106,860 are comprised of CAD $15,000 cash received for share subscriptions by the end of December 2002 and CAD $91,860 cash received during fiscal 2003 for the exercise of options.

The exercise of warrants, which were issued upon conversion of CD#1 resulted in proceeds of CAD $516,215 (2002 – CAD $ Nil).

During fiscal 2003, the Registrant issued common shares for cash in the amount of CAD $608,075, which is comprised of CAD $91,860 cash proceeds received during fiscal 2003 for the exercise of options and CAD $516,215 for the exercise of warrants.

The conversion of CD#2 and its accrued interest totaled CAD $1,787,620 (2002 - $1,841,007), which is comprised of US$1,000,000 principal (CAD $1,590,000) plus US $80,704 accrued interest (CAD $128,320) plus CAD $69,300 of interest accretion, resulting from the straight line amortization of the equity portion of CD#2 over the actual life of the debenture.

During fiscal 2003, the Registrant granted incentive stock options (2,804,242 options, average exercise price CAD $0.35 per share). All stock options vest in thirds over a period of 18 months, which resulted in stock based compensation expenses of CAD $712,969, compared to CAD

$168,631 for fiscal 2002 (1,795,242 options; average exercise price CAD $0.15 per share for fiscal 2002).

Expenses:

During fiscal 2003, foreign exchange loss increased to CAD $58,946, compared to a gain of CAD $119,855 for fiscal 2002, which was mainly due to fact that the conversion exchange rate for CD#2 was fixed and higher than the market rate at the time of conversion.

During fiscal 2003, accounting expenses increased to CAD $52,330 (2002 - CAD $38,120), due to the Registrant expanding into wind project developments causing project accounting procedures to be implemented.

During fiscal 2003 amortization expenses increased to CAD $11,055 (2002 - CAD $1,429), because the Registrant purchased field equipment to be able to monitor wild life migration and construction equipment to be able to erect meteorological towers for wind speed data collection.

Bank charges and interest expenses totaled CAD $27,344 in 2003, as compared to CAD $2,012 in fiscal 2002, due to the Registrant accruing 10% interest for unsecured loan advances received by related parties and shareholders.

Filing fees related to stock options and convertible debentures increased from CAD $12,338 in 2002 to CAD $13,090 in fiscal 2003.

During fiscal 2003 office expenses increased to CAD $214,026 (2002 - CAD $55,724), due to the Registrant moving to a larger office space to facilitate an increasing number of on-site consultants.

Public relations and travel expenses increased to CAD $261,320 (2002 - CAD $40,365) due to increased traveling, attendance at conferences and meetings with wind energy industry representatives, such as investors, energy producers and green energy purchasers.

During 2003, consulting expenses increased to CAD $164,297 (2002 - CAD $81,732) and legal expenses to CAD $127,134 (2002 CAD $47,661), reflecting expenses related to the acquisition of Sea Breeze Energy Inc. and entering the wind energy developer market.

Salaries increased to CAD $205,827 (2002 - CAD $36,509), reflecting increased office administration, travel arrangements, filing procedures, organizing investor meetings, implementing office IT-networks and communication as well as to facilitate the erection of meteorological towers.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Projects:

During fiscal 2002, overall project development expenditures were CAD $327,501 (2001 – CAD $778,864). The majority of these expenditures were incurred on the Cascade Heritage project totaling CAD $262,934 (2001 – CAD $320,750). The decrease in expenditures reflects the end of extensive field work and surveys undertaken in previous years.

The Kwoiek Creek project expenditures were CAD $62,617 (2001 – CAD $458,114). The decrease was related to a dispute which arose during 2001 and resulted in the Registrant abandoning any further environmental field surveys started in previous years. The Harrison Lake project expenditures were CAD $1,950 (2001 – CAD $Nil).

Related Parties

During fiscal 2002, the Registrant paid and expensed CAD $72,000 in consulting fees (2001 – CAD $57,000) to a company controlled by a director and officer.

Payments to the Vice President of Project Development for engineering services totaled CAD $60,645 (2001 – CAD $87,653) and were all capitalized as development costs as they related to projects under development.

Share Capital:

The conversion of CD#1 and its accrued interest totaled CAD $1,841,007 (2001 – CAD $Nil), which is comprised of US $1,000,000 principal (CAD $1,473,000) plus CAD $368,007 accrued interest.

During fiscal 2002, the Registrant granted incentive stock options to consultants which immediately vested, resulting in stock based compensation expenses charged to operations in the amount of CAD $168,631 (2001 – CAD $Nil).

Expenses:

For fiscal year 2002, the Registrant incurred a foreign exchange gain of CAD $119,855 (compared to a foreign exchange loss in 2001 of CAD $94,525), which was mainly due to the conversion of CD#1, which was outstanding at the market exchange rate of 1.59 while the conversion into shares was arranged at a fixed rate of 1.473.

Accounting expenses decreased to CAD $38,120 (2001 – CAD $78,219) due to staff turnover and personnel changes in the Registrant’s accounting service provider.

During fiscal 2002, interest on long-term debts increased to CAD $242,655 (2001 – CAD $185,933) due to two convertible debentures (CD#1 and CD#2) outstanding.

An increased number of stock options granted during fiscal 2002 and the issuance of the convertible debentures caused filing fees to increase to CAD $12,338 (2001 – CAD $4,676).

During fiscal 2002, office expenses increased to CAD $55,724 (2001 – CAD $48,999), due to the Registrant renting additional office space to facilitate a growing number of on-site consultants.

Public relations and travel expenses decreased to CAD $40,365 (2001 – CAD $61,357), since the Registrant increased the number of on-site consultants and interaction of management with consultants could be facilitated in-house, thereby decreasing travel expenses. The consolidation of public relations services into one contract also contributed to the decrease in public relations fees.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Projects:

Overall project development expenditures for fiscal year 2001 were CAD $778,864 compared to CAD $899,286 for fiscal 2000. The total expenditures were in both years almost the same, but were used for different projects. In 2000 the majority of cost was spent on professional fees for environmental surveys and activities for the Cascade Heritage project, while in 2001 costs for environmental surveys and activities were spent for the Kwoiek Creek project.

Related Parties:

During fiscal year 2001, Mr. William Ling resigned as President of the Registrant, which resulted in management fees decreasing to CAD $18,204 compared to CAD $181,090 during fiscal 2000.

Share Capital:

The overall stock related transactions during 2001 included proceeds from the exercise of incentive stock options in the amount of CAD $71,859 (2000 $Nil) and the issuance of bonus shares during fiscal 2001 relating to CD#1.

Expenses:

For the fiscal year 2001 the Registrant’s foreign exchange loss was CAD $94,525 (2000 – CAD $1,576), which was mainly due to the increase in the US$/CAD$ exchange rate. (CD#1 was payable in US-Dollars.)

During fiscal 2001, interest on long-term debt was CAD $185,933 (2000 – CAD $93,072), due to CD#1 outstanding for 12 months, compared to 6 months during fiscal 2000.

During 2001 the Registrant’s office administration was provided by a third party office service provider rather than through employees, which caused salary expenses to decrease to CAD $15,476 (compared to CAD $36,062 in 2000).

Office expenses increased to CAD $48,999 (2000 – CAD $25,029), due to the Registrant incurring increased office supplies and printing costs.

During fiscal 2001 legal fees decreased to CAD $46,919 (2000 – CAD $68,615) and filing fees decreased to CAD $4,676 (2000 – CAD $10,522), reflecting the fact that no major financing agreements had been arranged during fiscal 2001.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Registrant operates on an annual budget of approximately CAD $2,280,000 including expenditures for project developments.

The Registrant and its subsidiaries do not have sufficient funds to fund their operations through the fiscal year ending December 31, 2005, and will be required to raise additional funds through equity and/or debt financing for long-term and short-term liquidity. The Registrant anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing. In order to meet its short-term liquidity needs the Registrant plans to arrange unsecured loans from related parties and/or shareholders.

The Registrant plans to satisfy its long-term liquidity needs through further funds advanced by related parties and/or shareholders in the forms of short-term loans, long-term loans and convertible debentures. The conversion of convertible debentures will create warrants. Additionally, the Registrant will grant incentive stock options. The exercise of warrants and options will serve as additional cash proceeds to meet long-term liquidity to further develop projects to reach project construction stage.

The Registrant plans to meet its construction phase liquidity needs through equity and corporate debt financing.

There can be no assurance that the Registrant will have sufficient financing to meet its actual expenditure requirements or that additional financing will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain additional financing on acceptable terms, the Registrant will be unable to meet its obligations and the Registrant may be forced to abandon its majority interest in projects and write off its investment.

The following is a summary of the Registrant’s liquidity during the nine months ended September 30, 2004:

During the nine months ended September 30, 2004, the Registrant funded its business operations, working capital and the development of its hydroelectric and wind energy projects through the issuance of share capital. The Registrant received total proceeds of CAD $1,931,655 through the issuance of common stock. This amount is comprised of CAD $40,424 from the exercise of stock options, CAD $809,485 from the exercise of warrants (CAD $956,785 less CAD $147,300 received in December 2003) and CAD $1,081,755 from closing a private placement and issuance of 2,046,250 units of the Registrant. Each unit consists of one common share and one half of one share purchase warrant, each whole warrant is exercisable on or before April 23, 2005 at a price of US $0.60 per share and on or before April 23, 2006 at a price of US $0.80 per share.

The Registrant commenced sourcing out its expertise in developing wind farms to third parties, who are interested in wind energy and from this generated revenues of CAD $9,900. The Registrant will continue to pursue this source of generating liquidity.

At September 30, 2004, the Registrant maintains bank balances in Canadian and US-Dollar denominations and no financial instruments were used for hedging purposes. Outstanding debt consists of loans from third parties and related parties and long-term convertible debentures with a face value of CAD $1,000,000 due in May 2008.

While the Registrant has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

The Registrant believes its minimum financial needs to finish development of the Cascade Heritage project and reach construction stage would be CAD $700,000. Further funds of approximately CAD $35,000,000 would be needed for a 20-month period of construction before energy and cash flow could be generated.

The Registrant is engaged in finding suitable partners for negotiating power purchase agreements and believes that upon approved environmental assessment and the permission to construct, the closing of power purchase agreements will be achievable. Once power purchase agreements are in place the Registrant will require equity partners to provide financial support and sufficient funding to go through construction phase, since the construction period is estimated to take 20 months before revenues from the sale of energy can be expected.

The Registrant estimates its minimum financing requirement for finalizing the application and permitting procedure for the erection of the first wind farm to be CAD $2,100,000 and further CAD $30,000,000 to install the first wind turbines at the Knob Hill wind farm site. (As a guideline for necessary future financing requirements the American Wind Energy Association estimates the average cost for one installed megawatt of wind turbine capacity to be approximately US $1,200,000.) The Registrant pursues a similar financing strategy for its wind farms as it does for its hydroelectric projects. The Registrant believes that once the permits for construction are granted and power purchase agreements have been closed, equity partners to finance construction will be found. In order to accelerate the closing of power purchase agreements and to enlarge the number of potential power purchasers, the Registrant is jointly engaged with Boundless Energy LLC a US based partner to develop HVDC submarine transmission cables for power distribution from Vancouver Island to Port Angeles, Washington.

The Registrant’s liquidity depends largely on the capabilities of its principals to arrange and provide financing and on their ability to access the capital markets or to enter joint venture agreements. The Registrant has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Registrant’s projects.

As at September 30, 2004, the Registrant’s only obligation under operating leases is an office copier and fax machine lease. The Registrant has an office lease agreement expiring September 29, 2005 with a monthly commitment of CAD $9,480.33.

As part of the purchase of Sea Breeze Energy Inc. the Registrant has an obligation to issue 500,000 special share purchase warrants at CAD $0.15 per share (expiry April 16, 2008) upon the Registrant’s commencement of commercial wind generated power production. The Registrant is also contingently liable to pay a 5% “net profit royalty” from the proceeds of the sale of energy generated from certain wind sites to the former principals of Sea Breeze Energy Inc.

The Registrant is committed to make additional property payments over the next five years totaling CAD $200,000 respecting the mineral properties described under item 4 “Information on the Company - Properties Plants and Equipment”. Although the Registrant does not contemplate any mining activities on these properties, the Registrant is contingently liable to pay a 5% net smelter royalty if any mineral production commences within, upon or under such properties. The properties were acquired for the sole purpose of preventing potential interference with the Registrant’s Investigative Use Permits and its planned wind farm operations on the property.

Further, the Registrant maintains a management services agreement with monthly payments of CAD $6,000, which renews annually on January 1; a public relations and government relations services agreement with monthly payments of CAD $6,000; and a project management services agreement with monthly payments of CAD $9,000, which renews annually on December 21. The Registrant also employs field crew workers on a day to day basis with an hourly pay rate.

The Registrant does not have any other material commitments for capital expenditures and/or capital leases.

The following is a summary of the Registrant’s liquidity during the fiscal years ending December 31, 2003, 2002 and 2001:

During fiscal 2003, the Registrant received CAD $91,860 through the exercise of options, and CAD $516,215 through the exercise of warrants, and converted long-term debt of CAD $1,787,620 by issuing 13,217,845 shares upon conversion of CD#2. The Registrant also arranged for CD#3 receiving CAD $1,000,000 in proceeds and received CAD $147,300 for the subscription of shares pursuant to the exercise of warrants.

During fiscal 2002, the Registrant received CAD $15,860 through the exercise of options and converted long-term debt of CAD $1,841,007 by issuing 14,161,596 shares upon conversion of CD#1. The Registrant also arranged for CD#2 receiving US $1,000,000 in proceeds.

During fiscal 2001, the Registrant received CAD $71,859 through the exercise of options and had sufficient liquidity from CD#1, which was arranged for during fiscal 2000.

As at December 31, 2003, the Registrant’s only obligation under operating leases are office copier and fax machine leases. The Registrant does not have any material commitments for capital expenditures.

As part of the purchase of Sea Breeze Energy Inc. the Registrant has an obligation to issue 1,000,000 special share purchase warrants at CAD $0.15 per share (expiring April 16, 2008) upon the Registrant receiving it’s first “project approval certificate” from BC Environmental Assessment Office and a final 500,000 special share purchase warrants upon commencement of commercial wind generated power production. The Registrant is also contingently liable to pay a 5% “net profit royalty” from the proceeds of the sale of energy generated from certain wind sites to the former principals of Sea Breeze Energy Inc.

As at December 31, 2003, the Registrant maintained a management services agreement with monthly payments in the amount of CAD $6,000, which renewed annually on January 1; a public relations agreement with monthly payments in the amount of CAD $7,500; a government relations and consulting services agreement with monthly payments in the amount of CAD $2,500 which renewed annually on March 1; a project management services agreement with monthly payments in the amount of CAD $6,000, which renewed annually on December 21; and an employment agreement for field crew supervision in the amount of CAD $500 per month. Further, the Registrant employs field crew workers on a daily basis with an hourly pay rate.

The Registrant does not have any material commitments for capital expenditures and no capital leases.

C.	RESEARCH AND DEVELOPMENT

The Registrant has not expended any funds over the last three years on “Research and Development” as that term is defined in the Canadian Institute of Chartered Accountants Handbook.

D.	TREND INFORMATION

Because the Registrant is in the initial development stage, it does not have sufficient history of operations to be able to ascertain any trends in production, sales or costs. Except as disclosed under the heading “Risk Factors” in Item 3 above, and under the heading “Information on the Company – The Independent Power Generation Industry and Regulation” in Item 4 above, the Registrant is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS*

	Payments due by Period
Contractual Obligations*	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations		3,804	15,801
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements				810,885
Other Obligations			270,000*** 199,080**
Total		3,804	484,881	810,885

*As at December 31, 2003.

**Lease for office space at CAD $9,480 per month expiring in 21 months (See Item 4 “Information on the Company – D. Property, Plants and Equipment” for further detail).

***Management and Employment Agreements with monthly payments totaling CAD $22,500 (See Item 6 “Directors, Senior Management and Employees – C. Board Practices” for further detail).

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant’s Articles. The Registrant’s last annual regular general meeting was held on June 25, 2004. The Registrant’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at December 31, 2004, the following persons were directors and/or executive officers of the Registrant:

NAME	POSITION WITH THE REGISTRANT	NUMBER OF COMMON SHARES OWNED(1)	PERCENTAGE OF ISSUED COM- MON SHARES(2)
Paul B. Manson	Director and President	3,447,164(4)	5.53%
Anthony O. Duggleby	Director and Chief	2,050,000	3.36%

	Operating Officer
Eugene A. Hodgson(5)	Director and Chief Financial Officer(6)	500,000.84%
C. Chase Hoffman(5)	Director and Chairman of the Board of Directors	13,329,928	18.45%
Henry P. Anderson III(5)	Director	13,641,904	15.83%
Mark Hoffman	Secretary	3,294,578	5.30%

(1)	Includes any options, warrants and convertible debentures exercisable or convertible within 60 days.
(2)	Based on 58,921,188 common shares issued and outstanding as at December 31, 2004.
(3)	Includes 1,166,666 warrants held by the children of Mr. Duggleby.
(4)	Includes 1,750,000 warrants held by the children and former wife of Mr. Manson.
(5)	Member of the Audit Committee.

(6)	Effective February 1, 2005, Mr Hodgson resigned as Chief Financial Officer of the Registrant and Jan Campfens was appointed in his place. Mr. Campfens does not own any shares of the Registrant.

No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant except that Mark Hoffman is the son of C. Chase Hoffman.

None of the Registrant’s directors or executive officers is party to any arrangement or understanding with any other person pursuant to which such individual was elected as a director or officer or member of senior management of the Registrant.

The following is a brief biographical summary for each of the officers and directors listed above:

PAUL B. MANSON, age 52, has served as President, Chief Executive Officer and as a director since June 6, 2003. Mr. Manson was also the Secretary of the Registrant from January 1, 2001 to June 6, 2003. Mr. Manson has worked in the natural resources industry since 1987. He brings extensive experience in regulatory matters, administration of public companies and executive management to the Registrant. Mr. Manson also serves as President and Director of Trinity Plumas Capital Corp., which owns four subsidiary natural resource companies located in Guatemala, Nevada and California. He is a director or senior officer of other Canadian public companies including KFG Resources Ltd. and Paloma Ventures Inc.

ANTHONY O. DUGGLEBY, age 49, has served as a director since June 6, 2003. Mr. Duggleby has been a self employed transportation consultant since January 1995. Mr. Duggleby is a Marine Engineer and commercial Captain, who has worked in coastal trades between Prince Rupert and Vancouver for over twenty years, including fishing, tugboats, towing, and B.C. Ferries.

EUGENE A. HODGSON, age 48, has served as Chief Financial Officer since December 23, 2003 and as a director since June 6, 2003 . Mr. Hodgson is a graduate of the University of Calgary and holds a Bachelor of Arts Degree in Political Science and was the recipient of the

Queen’s Silver Jubilee Medal. Mr. Hodgson succeeded in negotiating infrastructure funds from the Quebec and federal governments that were critical to the development of Mont Tremblant while serving as the Director of Corporate Development for Vancouver-based Intrawest Corporation (1990-1995). He has also served on the Boards of Directors of various corporations including Grandfield Pacific Corporation, a TSE listed company, First Class Systems Inc., Arimex Resources Inc., Equitable Real Estate Investment Corp. and Amwest Properties Inc.

Mr. Hodgson has volunteered on various business and community associations including the Vancouver Board of Trade as a director and Chair of its Communications Committee, PACE and the National Tourism Advisory Board. Mr. Hodgson is the founding partner and President of Seeds Capital Inc., a venture capital and investment banking enterprise. Currently he heads E.A. Hodgson and Associates Inc., a management-consulting firm.

C. CHASE HOFFMAN, age 81, has served as a director since June 30, 1999. Mr. Hoffman co-founded the original operating subsidiary of the Registrant in 1990. He has an extensive background in business, finance, construction and real estate development. Mr. Hoffman has been the owner and manager of Hoffman Dairy Farms, one of the largest dairy and farm operations in California, since 1955. Mr. Hoffman also has extensive experience in residential and commercial land development in California and Hawaii. Mr Hoffman is a director of Trinity Plumas Capital Corp. a company listed on the TSX Venture Exchange and Tri-Valley Corporation, a company quoted for trading on the NASD Over-the-Counter Bulletin Board. He holds a degree in Economics and Business Administration from the Graduate School of Business at Stanford University.

HENRY P. ANDERSON III, age 62, has served as a director since June 30, 1999. Mr Anderson brings his extensive business and financial background to the Registrant. He is co-owner of Pioneer Nursery in Visalia, California. Pioneer Nursery has been the primary supplier of Pistachio rootstock to California for over 30 years. As President and Director of Pistachio Growers, Inc., a California Co-op, he is responsible for marketing its members’ pistachio production. Mr. Anderson is also a Director of the Western Pistachio Association, an organization that lobbies on behalf of the Western States Pistachio Interests. From 1984 through 1988, Mr. Anderson was Chairman of the Marketing Committee of the California Pistachio Commission. Currently, My Anderson is involved in several other private partnerships and corporations specializing in plant breeding, farm management and pistachio developments.

JAN CAMPFENS, age 45, has served as Chief Financial Officer since February 1, 2005. Mr Camfens holds a Chartered Financial Analyst designation, along with an MBA in Finance from the University of Ottawa, a Masters of Resource and Environmental Management from Simon Fraser University and a Masters decree in Chemical Engineering from the University of Toronto. He has extensive experience working with both private and public sector clients in the energy sector. Mr. Campfens was a member of the PriceWaterhouseCoopers team advising the Ontario Government on its electricity sector restructuring initiatives. He has also led a market analysis of the east coast petroleum industry for the Federal Competition Bureau, worked as a Research Associate in the Business and Environment Group at the Conference Board of Canada,

worked in the Energy Research Group at Simon Fraser University and advised various companies in the wind energy sector on strategic and financing issues.

MARK E. HOFFMAN, age 50, has served as Secretary since June 6, 2003. Mr. Hoffman has Masters and Bachelors degrees in Mechanical Engineering from Stanford University. Mr. Hoffman is the President and owner of Mark Hoffman General Engineering where he manages the day-to-day activities including financial, personnel, equipment and field activities. Mr. Hoffman is also a General Engineering Contractor with California State Contractors. Mr. Hoffman is a partner and general manager of Hoffman & Son Farming, an approximately 2,000 acre pistachio, grape, orange and field crop farm. Mr. Hoffman has been involved in dairy management, waste-water management and feed production with Hoffman Dairies. He has also been a partner since 1999 in Rancho Vitello, a natural veal growing business that raises veal calves and heifers. Mr. Hoffman has, since 1977, been a partner and senior officer in LinWa Cruises, an Hawaii based tour boat business.

B.	COMPENSATION

The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Registrant grants stock options to directors, executive officers and employees. See “Options to Purchase Securities from the Registrant or Subsidiary” below.

The following table sets forth details of the compensation paid during the Registrant’s fiscal year ended December 31, 2003, to directors and executive officers:

Director and Executive Officers	Salary/Bonus	Other Compensation
Paul B. Manson	$72,000 (1)	Nil
Anthony Duggleby	$78,240(1)(3)	Nil
William Harland	$78,510	Nil
Eugene Hodgson	$78,500(2)	Nil
William Calsbeck	$47,250(2)(4)	Nil

The aggregate amount of compensation paid by the Registrant during the fiscal year ended December 31, 2003 to all officers and directors as a group was $354,500 (1) (2) (3) (4)

(1)	Compensation paid pursuant to management agreements.
(2)	Compensation paid pursuant to public relations agreements

(3)	Compensation paid pursuant to an employment agreement.
(4)	Mr. Calsbeck resigned from the Registrant’s board of directors on October 2, 2003.

No amounts have been set aside or accrued by the Registrant during fiscal 2003 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARY

Stock Options to purchase common shares from the Registrant are granted to directors, officers, employees of the Registrant or employees of a management company providing services to the Registrant or consultants to the Registrant on the terms and conditions acceptable to the TSX Venture Exchange (the “Exchange”). The Registrant has a formal written stock option plan. The aggregate number of options granted under the plan cannot exceed 20% of the Registrant’s shares that are listed on the Exchange. An optionee cannot receive options exceeding 5% of the Registrant’s shares that are listed on the Exchange. Optionees conducting investor relations activities cannot receive options exceeding 2% of the Registrant’s shares listed on the Exchange and any one consultant cannot receive options in excess of 2% of the Registrant’s shares listed on the Exchange. No stock option granted under the stock option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option plan is based on the market price of the Registrant’s securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names and titles of the directors, executive officers and members of the Registrant’s administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at December 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

Name of Optionees	Options	Exercise Price (CAD)	Expiration Date
Officers and Directors:
Paul B. Manson	348,742(1)	$0.15	July 15, 2007
	396,879(1)	$0.35	January 22, 2008
	185,000(2)	$0.60	February 6, 2006
	121,978(3)	$0.90	October 27, 2006
C. Chase Hoffman	100,000	$0.15	July 15, 2007
	531,182	$0.35	January 21, 2008
	100,000	0.60	February 6, 2006
	100,000	$0.90	October 27, 2006
Henry P. Anderson III	100,000	$0.15	July 15, 2007

	531,181	$0.35	January 21, 2008
	100,000	$0.60	February 6, 2006
	100,000	$0.90	October 27, 2006
William P. Harland	70,000	$0.15	July 15, 2007
	150,000	$0.60	February 7, 2006
	100,000	$0.90	October 27, 2006
Mark Hoffman	100,000	$0.15	July 15, 2007
	100,000	$0.60	February 6, 2006
	100,000	$0.90	October 27, 2006
Anthony Duggleby	100,000	$0.35	January 21, 2008
	100,000	$0.60	February 6, 2006
	100,000	$0.90	October 27, 2006
Eugene Hodgson	100,000	$0.35	January 21, 2008
	100,000	$0.60	February 6, 2006
	300,000	$0.90	October 27, 2006
Total	4,134,962

(1)All of these options are held by Triangle Planning Corp. (“Triangle”), a private company owned and controlled by Paul Manson

(2)100,000 of these options are held by Banks Island Management Services Ltd. (“Banks”), a private company owned and controlled by Paul Manson and 85,000 of these options are held by Triangle.

(3)100,000 of these options are held by Banks and 21,978 of these options are held by Triangle.

The names and titles of the directors, executive officers and members of the Registrant’s administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at December 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

Name of Optionees	Options	Exercise Price (CAD)	Expiration Date
Officers and Directors:
Paul B. Manson	498,742(1)	$0.15	July 15, 2007
Basil Pantages(4)	200,000(2)	$0.15	July 15, 2007
C. Chase Hoffman	100,000	$0.15	July 15, 2007
Henry P. Anderson III	100,000	$0.15	July 15, 2007
William P. Harland	100,000(3)	$0.15	July 15, 2007
Mark Hoffman	100,000	$0.15	July 15, 2007
Total	1,098,742

(1)All of these options are held by Triangle and 150,000 of these options were exercised subsequent to December 31, 2003.

(2)All of these options were exercised subsequent to December 31, 2003.

(3)30,000 of these options were exercised subsequent to December 31, 2003.

(4)Mr. Pantages resigned as a director on June 25, 2004.

C.	BOARD PRACTICES

1.

Directors may be appointed at any time in accordance with the Articles of the Registrant and then re-elected annually by the shareholders of the Registrant. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Registrant.

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Registrant, otherwise each officer shall hold office until his or her successor is appointed or until his or her earlier resignation.

Directors of the Registrant also serve as directors of other public and private companies involved in businesses similar to the business of the Registrant. Accordingly, it may occur that business opportunities will be offered to both the Registrant and such other companies. Furthermore, those other companies may be involved in the same business opportunities and transactions as those in which the Registrant has an interest. As a result there may be situations which involve a “disclosable interest”. The British Columbia Business Corporations Act stipulates that a director holds a disclosable interest in a contract or transaction if:

(a)	the contract or transaction is material to the Registrant;

(b)           the Registrant has entered, or proposes to enter, into the contract or transaction; and

(c)	either of the following applies to the director:

(i)	the director has a material interest in the contract or transaction;
(ii)	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

If a director holds a disclosable interest, disclosure must be made. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction or in a written disclosure delivered to the

Registrant’s records office. Unless the director properly discloses his interest and has the transaction properly approved, he may be liable to account to the Registrant for any profit he makes as a result of the transaction, unless the court finds that the transaction was fair and reasonable to the Registrant. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the shareholders by special resolution. An interested director would not be entitled to vote at meetings of directors which evoke any such conflict. There is no requirement for directors to defer to a right of first refusal to the Registrant, however, the directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Registrant.

2.

Effective January 1, 2001, the Registrant entered into a management agreement with Banks Island Management Services Inc. (“Banks”). The management agreement provides for the payment of management fees in the amount of CAD $4,000 per month to and including July 31, 2001 and thereafter management fees in the amount of CAD $6,000 per month. Pursuant to the terms of the management agreement, Banks is responsible for among other things, attending to the administration of all contracts of the Registrant, assisting with negotiations to obtain the necessary permits and approvals for the development of the Registrant’s business, preparation of a program for the management of the Registrant’s securities, assisting in raising venture capital, coordinating the preparation of documents which will qualify securities of the Registrant for sale to the public, coordinating an ongoing marketing program for the Registrant’s securities including preparation of material used by the Registrant, the distribution of information to underwriters, brokers, shareholders, maintenance of contracts with underwriters and brokers in the United States and Canada on an ongoing basis and apprising them of the Registrant’s development and progress, coordinating the release of all information about the Registrant by filing the prescribed form of documents with governmental regulatory authorities and notifying the Registrant of any major inquiry, complaint or request made by the general public or any regulatory authority. The management agreement may be terminated by the Registrant without cause upon one month’s written notice and upon the occurrence of any default by Banks if such default is not remedied within 10 days of the Registrant notifying Banks of the default or if Banks fails to commence to cure a default within ten days if such default cannot be cured within 10 days. Banks may terminate the management agreement upon one month’s notice. Banks is owned and controlled by Paul B. Manson, the President and a director of the Registrant. The management agreement was negotiated on behalf of the Registrant by Basil Pantages, a former director of the Registrant and behalf of Banks by Paul B. Manson. Since Mr. Manson was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the management agreement with Banks is comparable to similar agreements with non-affiliates.

Effective November 15, 2002, the Registrant entered into a consulting agreement, with E.A. Hodgson & Associates Inc. (“E.A.H.”) pursuant to which E.A.H. provides consulting services to the Registrant. The consulting agreement provides for the payment of CAD $2,500 per month to E.A.H. by the Registrant plus an hourly rate of CAD $62.50 for any hours above 40 hours per month. Pursuant to the terms of the consulting agreement E.A.H. is responsible for introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The consulting agreement may be terminated by either party upon 30 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The consulting agreement was terminated effective February 29, 2004. The consulting agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the consulting agreement with E.A.H. are comparable to similar agreements with non-affiliates.

Effective December 31, 2002, the Registrant entered into a public relations agreement with BGC Consultants Limited (“BGC”), pursuant to which BGC provided public relations services to the Registrant. The public relations agreement provided for the payment of CAD $10,000 per month to BGC by the Registrant. Pursuant to the terms of the public relations agreement, BGC was responsible for developing a modest advertising program for the purpose of generating investor leads, developing, maintaining and monitoring a program to create investor awareness of the Registrant and keeping those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators and enhancing a positive reputation for the Registrant in the marketplace. BGC is owned and controlled by Bill G. Calsbeck, a former director of the Registrant. The public relations agreement was terminated effective June 30, 2003. The consulting agreement was negotiated on behalf of the Registrant by Basil Pantages, a former director of the Registrant and Paul Manson and on behalf of BGC by Bill G. Calsbeck. Since Mr. Calsbeck was a director or senior officer of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement. The Registrant believes that the terms of the consulting agreement with BGC were comparable to similar agreements with non-affiliates.

Effective December 31, 2002, the Registrant’s wholly owned subsidiary, Powerhouse Electric Corp. entered into a employment agreement with Anthony O. Duggleby (“Duggleby”) pursuant to which Duggleby is appointed as the Registrant’s Supervisor of Field Operations. Pursuant to the terms of the employment agreement Duggleby reports to the Registrant’s board of directors and manages all field operations and employees of the Registrant in the field. Duggleby is paid a monthly salary of $500. The employment agreement may be terminated without cause by either party upon 90 days written notice. The employment agreement may also be terminated by the Registrant with cause upon one day’s written notice. Duggleby is a director of the Registrant. The employment agreement was terminated by mutual consent as of October 31, 2004. The employment agreement was negotiated on behalf of the Registrant by Basil Pantages, a former director of the Registrant and on behalf of Anthony O. Duggleby by himself. Since Mr. Duggleby was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the employment agreement with Mr. Duggleby are comparable to similar agreements with non-affiliates.

Effective December 21, 2002, the Registrant’s wholly owned subsidiary, Sea Breeze Energy Inc. (“Sea Breeze”) entered into an agreement with Inverness Management Group Inc. (“Inverness”), pursuant to which Inverness provides management services to Sea Breeze at a fee of CAD $6,000 per month. Pursuant to the terms of the management agreement Inverness attends to the administration of all contracts of Sea Breeze, assists with negotiations to obtain the necessary permits and approvals for the development of the business of Sea Breeze, does all things required to foster and facilitate and enhance a positive reputation of Sea Breeze and notifies Sea Breeze of any major inquiry, complaint or request made by the general public or any regulatory authority. The management services agreement may be terminated by Sea Breeze upon ten days written notice for failure to perform or breach or default if the failure, breach or default is not cured within ten days of such notice or if Inverness is acting in a manner detrimental to Sea Breeze. The management agreement may be terminated by Inverness for default. Inverness is controlled by Anthony O. Duggleby, Director and Chief Operating Officer of the Registrant, Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby, Elize N. Duggleby-Chouinard, daughter of Mr. Duggleby, Elisha G. Manson, daughter of Paul Manson, Director and president of the Registrant, Ezra M. Manson, son of Mr. Manson and Lorrie Thompson, former wife of Mr. Manson. The management agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of Inverness by Anthony Duggleby. Since Mr. Manson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the management agreement with Inverness are comparable to similar agreements with non-affiliates.

Effective June 30, 2003, the Registrant entered into a public relations agreement, with E.A.H. pursuant to which E.A.H. provides public relations services to the Registrant. The public relations agreement provides for the payment of CAD $7,500 per month to E.A.H. by the Registrant against delivery of a monthly invoice. Pursuant to the terms of the public relations agreement E.A.H. is responsible for providing public relations services with the general objective of expanding the interest and awareness of existing and potential investors, and the brokerage and financial communities by developing a modest advertising program to generate investor leads, developing, maintaining and monitoring a program to create investor awareness of the Registrant by keeping those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, and fostering, facilitating and enhancing a positive reputation for the Registrant in the marketplace. The public relations agreement may be terminated by either party upon 60 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The public relations agreement was terminated effective February 29, 2004. The public relations agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the public relations agreement with E.A.H. are comparable to similar agreements with non-affiliates.

Effective March 1, 2004, the Registrant entered into a management consulting, public relations and government relations services agreement with E.A.H. pursuant to which E.A.H. provides management consulting, public relations and government relations services to the Registrant. The management consulting, public relations and government relations services agreement provides for the payment of CAD $6,000 per month to E.A.H. by the Registrant. Pursuant to the terms of the management consulting services agreement E.A.H. is responsible for developing a modest advertising program for the Registrant, developing, maintaining and monitoring a program to create investor awareness of the Registrant and to keep those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The management consulting, public relations and government relations services agreement may be terminated by E.A.H. upon 30 days written notice. The agreement may be terminated by the Registrant with cause without notice and upon 10 days written notice after a default has not been remedied within 14 days of notification of such default. E.A.H. is owned and controlled by Eugene A. Hodgson, a director and the Chief Financial Officer of the Registrant. The management consulting, public relations and government relations agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the management consulting, public relations and government relations agreement with E.A.H. are comparable to similar agreements with non-affiliates.

2.	The members of the Registrant’s Audit Committee are Henry P. Anderson III, Eugene Hodgson and C. Chase Hoffman. This committee is directed to review the scope, cost and results of the independent audit of the Registrant’s books and records, the results of the annual audit with management and the adequacy of the Registrant’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. They may be appointed any time by the Board of Directors. The Board, in its discretion may change the membership and fill vacancies in the Audit Committee, otherwise, Audit Committee members shall serve until his or her successor is appointed or until his or her earlier resignation. The Registrant does not have a remuneration or compensation committee.

D.	EMPLOYEES

As of December 31, 2004, the Registrant’s wholly owned subsidiary Powerhouse Electric Corp. had seven full time and 16 part time employees. The Registrant intends to rely primarily on consultants to minimize expenses.

As of December 31, 2003, the Registrant had one person working full time, in field operations.

As of December 31, 2002, the Registrant did not have any persons working full time.

As of December 31, 2001, the Registrant did not have any persons working full time.

The employees of the Registrant are not members of a trade union.

E.	SHARE OWNERSHIP

Shares owned by the directors of the Registrant are disclosed at Item 6 “Directors, Senior Management and Employees” under the heading “A. Directors and Senior Management”.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Registrant is currently a publicly held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Registrant is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at December 31, 2004, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Registrant, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned	Percentage of Class
Henry P. Anderson III	13,641,904(c)	15.83%

C Chase Hoffman	13,329,928(c)	18.45%
Ken L. Puryear	13,074,028(c)	18.16%
Louis Sweet	10,552,105(c)	15.19%
Paul Manson	3,447,164(c)(d)	5.53%
Mark Hoffman	3,294,578(c)	5.30%
Officers and Directors, as a group (7 persons)	36,497,684(b) (c)	38.25%

(a)	Based on 58,921,188 shares outstanding at December 31, 2004.
(b)

Messrs. Anderson, Hoffman, Hoffman, Manson, Puryear and Sweet are the only persons, corporations or other entities known by the Registrant to own directly or indirectly or control more than 5% of the shares of the Registrant.

(c)	Includes any options, warrants and convertible debentures exercisable or convertible by directors within 60 days.
(d)	Includes 1,750,000 warrants held by the children and former wife of Mr. Manson.

There are no arrangements, known to the Registrant which may at a subsequent date result in a change in control of the Registrant. The Registrant’s major shareholders do not have different voting rights from other shareholders of the Registrant.

Based on the records of Pacific Corporate Trust Company Inc., the Registrant’s registrar and transfer agent, at December 31, 2004, there were 166 holders of record of the Registrant’s shares with United States addresses who collectively held 53,780,628 shares or approximately 91.28% of the 58,921,188 issued and outstanding shares.

Except for the shares issued in connection with the acquisition of Sea Breeze Energy Inc. described under Item 7(B) “Major Shareholders and related Party Transactions: Related Party Transactions” the Registrant is not aware of any significant changes in the ownership of its shares during the past three years.

B.	RELATED PARTY TRANSACTIONS

Except for the ownership of the Registrant’s securities and the compensation described herein, and advances to and by certain officers to or from the Registrant to cover expenses, below are all of the material transactions between the Registrant and its directors, executive officers, holders of ten percent or more of the Registrant’s outstanding shares, or any associate or affiliate of such person since the commencement of the last three fiscal years on January 1, 2001, or in any proposed transaction which may materially affect the Registrant.

1.	The Registrant has entered into consulting agreements with certain directors. See Item 6“Directors, Senior Management and Employees-Compensation.”

2.

Pursuant to a Share Purchase Agreement dated November 4, 2002, the Registrant, effective April 16, 2003, acquired all of the issued and outstanding shares of Sea Breeze Energy Inc. (“Sea Breeze”) from the following six individuals:

Anthony O. Duggleby, Director and Chief Operating Officer of the Registrant;

Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby;

Elize N. Duggleby-Chouinard, daughter of Mr. Duggleby;

Elisha G. Manson, daughter of Paul Manson, Director and President of the Registrant;

Ezra M. Manson, son of Mr. Manson;

Lorrie Thompson, former wife of Mr. Manson.

collectively the “Vendors”.

The acquisition included the acquisition of the Investigative Use Permits granted by the LWBC in connection with twelve named properties which include all of the properties described under the heading in Item 4 “Business Overview – Wind Farm Projects”.

Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares for an aggregate of 4,000,000 special warrants, 2,500,000 of which were exercisable at the time of closing (April 16, 2003) 1,000,000 of which were exercisable upon the Registrant’s receipt of the approval of the Environmental Assessment Office for the Knob Hill Wind Farm Project (September 28, 2004), the remaining 500,000 of which are exercisable upon commencement of commercial wind generated power production. All of the special warrants expire five years from the closing.

Pursuant to a Royalty Agreement dated November 4, 2002, the Vendors also collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

The Registrant does not provide benefits to any personnel or its consultants. None of the officers or directors of the Registrant are indebted to the Registrant or were indebted to the Registrant during the fiscal years ended December 31, 2003, 2002 and 2001. See “Indebtedness of Directors and Officers” below.

None of the directors, executive officers or senior officers of the Registrant or persons who were directors, executive officers or senior officers of the Registrant at any time during the Registrant’s last completed financial year, and none of the associates of such persons are or have been indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant’s last completed financial year. Furthermore, none of such persons was indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or its subsidiaries.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See attached financial statements which are incorporated herein by reference.

LITIGATION

To the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Registrant’s business or results of operations. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

The Registrant has not and does not currently intend to pay any dividends on any of its shares. The Registrant intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Registrant does not have any significant changes to report since September 30, 2004 except for the following:

1.

On October 27, 2004 the Registrant granted incentive stock options to purchase 2,421,978 of its common shares to directors and employees of and consultants to the Registrant exercisable for a period of two years at an exercise price of $0.90 per share. See “Options to Purchase Securities from the Registrant or Subsidiary” for greater detail.

2.

On November 23, 2004 the Registrant’s subsidiary Sea Breeze Pacific Regional Transmission System Inc. commenced an inter-regional study on its proposed 1,100 megawatt transmission line across the Straight of Juan de Fuca. The study will analyze benefits and impacts that the proposed transmission line will have on the Pacific Northwest and the British Columbia regional grid. On December 14, 2004 Sea Breeze Pacific Regional Transmission System Inc. filed an interconnection application with Pacific Gas and Electric Company of San Francisco, California and the British Columbia Transmissions Corporation for the first submarine transmission line that would allow for the direct transmission of electricity from Canada to California.

3.

Pursuant to an agreement dated September 15, 2004 the Registrant’s subsidiary, Powerhouse Developments Inc. transferred all its proprietary rights, title and interest in the Kwoiek Creek hydroelectric project to Kwoiek Creek Resources Inc. in consideration of the sum of CAD $450,000.

4.

Pursuant to an agreement dated September 30, 2004 the Registrant was awarded a contract to sell to Environment Canada credits for reduction of greenhouse gas representing 124,433 tonnes of greenhouse gas emission at a price of CAD $8 per tonne for a period of four years for a maximum consideration of CAD $995,464.

5.

On December 23, 2004 11,030,823 warrants originating from the CAD $1,000,000 Convertible Debenture issued February 7, 2002 were exercised at a price of CAD $0.13 per share for proceeds of CAD $1,434,007 and 406,250 warrants originating from the US $818,500 private placement dated April 23 2004 were exercised at a price of US $0.60 per share for total proceeds of US $243,750 or approximately CAD $292,500.

6.	Effective February 1, 2005 Eugene Hodgson resigned as the Registrants Chief Financial Officer and Jan Campfens was appointed in his place.

ITEM 9	THE OFFER AND LISTING

The Registrant’s shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since January 18, 1979.

The following is a summary of trading, on an annual basis, of the shares of the Registrant on the TSX Venture Exchange or its predecessors in Canada, during 1999, 2000, 2001, 2002, 2003 and 2004:

1999	High (CAD$)	Low (CAD$)
	$0.070	$0.025
2000	High (CAD$)	Low (CAD)
	$0.080	$0.011
2001*	High (CAD$)	Low (CAD$)
	$0.40	$0.08
2002	High (CAD$)	Low (CAD$)
	$0.30	$0.09
2003	High (CAD$)	Low (CAD$)
	$0.67	$0.28

2004	High (CAD$)	Low (CAD$)
	$1.05	$0.60

*Effective September 17, 2001 the Registrant consolidated its shares on a ten old for one new share basis. The above noted share prices have been adjusted to reflect this consolidation.

The following is a summary of trading, on a fiscal quarter basis of the shares of the Registrant on TSX Venture Exchange in Canada during the two most recent full financial years:

2003	High (CAD$)	Low (CAD$)
1st Quarter	0.51	0.20
2nd Quarter	0.53	0.28
3rd Quarter	0.60	0.31
4th Quarter	0.67	0.40
2004	High (CAD$)	Low (CAD$)
1st Quarter	0.64	0.45
2nd Quarter	0.76	0.57
3rd Quarter	0.90	0.60
4th Quarter	1.05	0.82

The following is a summary of trading, on a monthly basis, of the shares of the Registrant on the TSX Venture Exchange in Canada during the past six months:

Month & Year	High (CAD$)	Low (CAD$)
August 2004	0.72	0.60
September 2004	0.90	0.61
October 2004	1.05	0.82
November 2004	0.99	0.87
December 2004	1.03	0.88
January 2005	1.05	0.95

The price for the Registrant’s shares quoted on the TSX Venture Exchange on February 18, 2005, was CAD $0.92 (High) and CAD $0.92 (Low), and the close price was CAD $0.92.

Other than described above, the Registrant’s shares are not and have not been listed or quoted on any other exchange or quotation system.

As of December 31, 2004, the Registrant had a total of 58,921,188 common shares, without par value, issued and outstanding. All such shares are in registered and not bearer form. The name and address of the Registrant’s transfer agent is Pacific Corporate Trust Company, Suite 1000, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

The Registrant’s authorized capital consists of 200,000,000 common shares without par value and 20,000,000 Class A preference shares without par value. At September 30, 2004, there were 47,344,782 common shares issued and outstanding and an additional 23,090,378 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options. As at December 31, 2004, there were 58,921,188 common shares issued and outstanding and an additional 14,669,283 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options.

Of the 58,921,188 common shares issued and outstanding as at December 31, 2004, 100,000 are held in escrow, to be released in accordance with a formula based on cash flows from operations incurred during the year and upon regulatory approval.

All shares of the same class have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is one shareholder entitled to attend and vote at the meeting who may be represented by proxy and other proper authority, holding at least one-twentieth of the outstanding shares. Holders of shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of the business of the Registrant, the Registrant’s assets, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the shares and none of the shares carry any liability for further calls.

The rights of holders of shares may not be modified other than by vote of 3/4 of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy holder) personally present, the rights of holders of shares may be modified by less than a majority of the issued shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some act of the Registrant has been done or is threatened or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)	direct or prohibit any act or cancel or vary any transaction or resolution;
(b)	regulate the conduct of the Registrant’s affairs in the future;
(c)	appoint a receiver or receiver manager;
(d)	direct an issue or conversion or exchange of shares;
(e)	appoint or remove directors;
(f)	direct the Registrant or a shareholder to purchase shares;

(g)	direct the Registrant or any other person to pay a shareholder the money paid by that shareholder for shares of the Registrant;
(h)	vary or set aside a transaction or resolution;
(i)	direct an investigation be made;
(j)	order that the Registrant be liquidated and dissolved;

(k)	authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;
(l)	require the trial of any issue;
(m)	require the Registrant to produce financial statements;
(n)	order the Registrant to compensate an aggrieved person; and
(o)	direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of shares has been passed, the holders of not less than 10% of the shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

There are no shares of the Registrant held by or on behalf of the Registrant itself or by subsidiaries of the Registrant.

SUMMARY OF REGISTRANT SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Registrant have been issued or sold since December 31, 2000.

SHARE, OPTION AND WARRANT TRANSACTIONS

_________________________________________________

Shares Outstanding at December 31, 2000

_________________________________________________

	Number of	Total Gross
	Shares Issued	Consideration (CAD)
	22,146,037	$4,322,098
	________________	________________
Adjusted Total	2,214,604	4,322,098
Outstanding

Following 1:10

Reverse Share

Split on September

17, 2001

Shares Issued During Fiscal Year Ended December 31, 2001
Transaction	Number of Securities Issued	Price per Security (CAD$)	Total Gross Consideration (CAD$)
Exercise of Stock Options	37,820	$1.90	$71,859
Bonus Shares	196,400	$1.50	$294,600
Total Outstanding	2,448,824		4,688,557

Shares Issued During Fiscal Year Ended December 31, 2002
Transaction	Number of Securities Issued	Price per Security (CAD$)	Total Gross Consideration (CAD$)
Exercise of Stock Options	122,000	$0.13	$15,860
Conversion of Debentures	14,161,596	$0.13	$1,841,007
Bonus Shares	3,180,000	$0.10	$318,000
Total Outstanding	19,912,420		$6,863,424
Shares Issued During Fiscal Year Ended December 31, 2003
Transaction	Number of Securities Issued	Price per Security (CAD$)	Total Gross Consideration (CAD$)
Exercise of Stock Options	722,000	$0.15 (average)	$160,152
Conversion of Debentures	13,217,845	$0.1352	$1,787,620
Exercise of Warrants	3,970,885	$0.13	$516,215
Total Outstanding	37,823,150		9,327,411

Shares Issued Subsequent to Fiscal Year Ended December 31, 2003
Transaction	Number of Securities Issued	Price per Security (CAD$)	Total Gross Consideration (CAD$)
Exercise of Warrants	1,133,077	$0.13	$147,300
Exercise of Stock Options	8,333	$0.35	$2,917
Private Placement	2,046,250	$0.55	$1,123,555
Exercise of Stock Options	16,500	$0.35	$5,775

Exercise of Warrants	6,226,806	$0.13	$809,485
Exercise of Stock Options	16,666	$0.35	$5,833
Exercise of Stock Options	151,000	$0.35	$52,850
Exercise of Stock Options	7,500	$.15	$1,125
Exercise of Stock Options	54,833	$0.60	$32,900
Exercise of Warrants	406,250	$0.72	$292,500
Exercise of Warrants	11,030,823	$0.13	$1,434,007
Total Outstanding	58,921,188		13,235,658

Share Purchase Warrants Outstanding as of December 31, 2003
Description	Number of Shares	Exercise Price (US$)	Expiry Date
Warrants Issued on Conversion of Convertible Debentures(1)	7,359,883	0.13	June 20, 2004

Warrants Issued on conversion of Convertible Debenture(1)

Warrants Issued as Consideration for Acquisition of Sea Breeze Energy Inc.(1)

Contingently issuable for Acquisition of Sea Breeze Energy Inc.(1)

	12,230,769 2,500,000 1,500,000	0.13 0.15 0.15	February 7, 2005 April 16, 2008 April 16, 2008
(1)	One warrant is exercisable to acquire one common share.

Share Purchase Warrants Outstanding as of September 30, 2004
Description	Number of Shares	Exercise Price (US$)	Expiry Date
Warrants Issued on conversion of Convertible Debenture(1)	12,230,769(2)	0.13	February 7, 2005
Warrants Issued as Consideration for Acquisition of Sea Breeze Energy Inc.(1)	3,500,000	0.15	April 16, 2008
	500,000	0.15	April 16, 2008
Warrants issued as part of Private Placement(1)	1,023,125	0.60	April 23, 2006
Contingently issuable for(1)	500,000	0.15	April 16, 2008

Acquisition of Sea Breeze Energy Inc.(1)
Options Outstanding as of December 31, 2003
Description	Number of Shares	Expiry Date	Exercise Price (CAD$)
Directors Options	718,742	July 17,2007	0.15
Employee Options	232,500	July 17, 2007	0.15
Directors Options	1,659,242	Jan 22, 2008	0.35
Employee Options Employee Options	465,000 680,000	Jan 22, 2008 July 11, 2008	0.35 0.35
Total	3,755,484
Options Outstanding as of December 31, 2004
Description	Number of Shares	Expiry Date	Exercise Price (CAD$)
Directors Options	648,742	July 17,2007	0.15
Employee Options	300,000	July 17, 2007	0.15
Directors Options	1,659,242	January 22, 2008	0.35
Employee Options	360,000	January 22, 2008	0.35
Employee Options	464,000	July 11, 2008	0.35
Directors Options Employee Options	735,000 1,413,500	February 6, 2006 February 6, 2006	0.60 0.60

Employee Options	50,000	May 25, 2007	0.90
Director Options	821,978	October 27, 2006	0.90
Employee Options Total	1,600,000 8,052,462	October 27, 2006	0.90

PENDING TRANSACTIONS AND SECURITY GRANTS

On May 7, 2003 the Registrant issued a third convertible debenture in the amount of CAD $1,000,000 due and payable on May 7, 2008. The debenture is convertible into units of the Registrant at a rate of CAD $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 - $0.30; Year 2 – $0.33; Year 3 – $0.36; Year 4 – $0.40; Year 5 - $0.44). Each unit will consist of one common share and one share purchase warrant. Each warrant will have a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares at the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

The Registrant was incorporated in the province of British Columbia, Canada under incorporation number 185,415. The Memorandum and Articles of the Registrant do not address the Registrant’s objects and purposes. Pursuant to the British Columbia Business Corporations Act (“BCBA”) a company incorporated in British Columbia has the capacity and the rights, powers and privileges of an individual of full capacity except that no company may carry on a business or exercise a power that it is restricted by its Memorandum or Articles from carrying on or exercising. Neither the Memorandum nor Articles of the Registrant impose any such restrictions on the Registrant.

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Registrant shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the BCBA. A director shall not vote in respect of any contract or transaction with the Registrant in which he is interested.

The remuneration of the directors may from time to time be determined by the directors themselves, or if the directors so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Registrant as such who is also a director, and reimbursement for travel and other expenses.

The directors may, at their discretion authorize the Registrant to borrow any sum of money or incur indebtedness for the purpose of the Registrant and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

A director is not required to hold a share in the capital of the Registrant as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between British Columbia and United States law.

Rights, Preference and Restrictions Attached to Common Shares

All of the authorized common shares of the Registrant, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant’s Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares, subject to any special rights or restrictions attached to any issued Preference Shares, are entitled to receive pro rata the Registrant’s assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Registrant’s common shares, there are generally no significant differences between British Columbia and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Registrant’s shares.

Changes to Common Shares

The Registrant’s Articles provide that it may, by ordinary resolution, (i.e. approved by a simple majority of the votes cast in person or by proxy at a meeting of the Registrant’s shareholders or consented to in writing by not less than 3/4 of the Registrant’s shareholders) increase its authorized capital by:

i)	creating shares with or without par value or both;
ii)	increasing the number of shares with or without par value or both; or
iii)	increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Registrant’s Articles also provide that it may, by a resolution of its directors, purchase any of its shares at the price and upon the terms specified in such resolutions.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are also contained in the BCBA. The BCBA requires approval by a special resolution (i.e. in the case of the Registrant approved by at least 3/4 of the votes cast at a meeting of the Registrant’s shareholders or consented to in writing by each of the Registrant’s shareholders) in order to effect any of the following changes:

i)	creating one or more classes of shares;
ii)	creating one or more series of shares;
iii)	increasing, reducing or eliminating the maximum number of shares that the company is authorized to issue out of any class or series of shares;
iv)	establishing a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;
v)	subdividing all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;
vi)	subdividing all or any of its unissued, or fully paid issued, shares without par value;
vii)	consolidating all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;
viii)	consolidating all or any of its unissued, or fully paid issued, shares without par value;
ix)	if the company is authorized to issue shares of a class of shares with par value,
	a)	decreasing the par value of those shares or

	b)	increasing the par value of those shares if none of the shares of that class of shares are allotted or issued;
x)	eliminating any class or series of shares if none of the shares of that class or series of shares are allotted or issued;
xi)	changing all or any of its unissued, or fully paid issued, shares with par value into shares without par value;
xii)	changing all or any of its unissued shares without par value into shares with par value;
xiii)	altering the identifying name of any of its shares; or
xiv)	otherwise altering its authorized share structure when requires or permitted to do so under the BCBA.

The BCBA also provides that the Registrant may reduce its capital, if it is authorized to do so by the court or if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities by a special resolution or a court order.

The BCBA also provides that the Registrant, if it has redeemed, purchased or otherwise acquired, by surrender or otherwise, any of its shares:

a)	must cancel the shares if required to do so by its Memorandum or Articles or by a resolution of the directors;
b)	if not so required, may cancel the shares; or
c)	must, if the shares are not cancelled under paragraph (a) or (b) above, retain the shares.

Generally, there are no significant differences between British Columbian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an “AGM”) must be held at least once every calendar year, within 15 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a director or a shareholder of the Registrant, call or direct an AGM. Under the BCBA, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

The Registrant’s directors may, whenever they think fit, convene an Extraordinary General Meeting (an “EGM”).

An AGM or EGM may also be requisitioned by one or more shareholders of the Registrant so long as such shareholders own not less than 1/20 of the issued and outstanding shares at the date such shareholders requisition an AGM or EGM. After receiving such requisition, the Registrant’s directors must hold the meeting within four months after the requisition is received.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call an AGM or EGM, there are generally no material differences between British Columbian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of British Columbia or by the Registrant’s charter or other constituent documents of the Registrant on the right of foreigners to hold or vote common shares or other securities of the Registrant.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review the Director of Investments is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. See Item 10(D) “Exchange Controls” for details of the Investment Canada Act.

Change in Control

There are no provisions in the Registrant’s Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The BCBA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant. Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in the Registrant’s Articles or Memorandum or in the BCBA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Registrant disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Registrant’s issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Registration Statement on Form 20-FR, holders who own more than 5% of a company’s issued and outstanding shares.

Changes in the Capital of the Registrant

There are no conditions imposed by the Registrant’s Articles which are more stringent than those required by the BCBA.

C.	MATERIAL CONTRACTS

The Registrant has entered into the following material contracts in the two years preceding the date of this Registration Statement:

1.

Agreement with Sea Breeze Energy Inc. dated November 4, 2002 pursuant to which the Registrant acquired, effective as at April 16, 2003, all of the issued and outstanding shares of Sea Breeze Energy Inc. (“Sea Breeze”) from Anthony O. Duggleby, Director, Auriane S. Chouinard-Duggleby, Elize N. Duggleby-Chouinard, Elisha G. Manson, Ezra M. Manson and Lorrie Thompson, collectively the “Vendors”. See Item 7 “Related Party Transactions”. The acquisition includes the acquisition of the Investigative Use Permits granted by Land and Water British Columbia in connection with twelve named properties which include all of the properties described under the heading in Item 4 “Business Overview – Wind Farm Projects”. Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares of Sea Breeze for an aggregate of 4,000,000 special warrants, 2,500,000 of which are exercisable at the time of closing (April 16, 2003) the remainder of which are exercisable at various stages of the Registrant’s wind energy project development. All of the special warrants expire five years from the closing.

2.

Royalty Agreement dated November 4, 2002, among the Vendors and the Registrant whereby the Vendors collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

3.

Joint Development Agreement with Boundless Energy LLC (“Boundless”) dated September 12, 2003, pursuant to which the Registrant and Boundless agreed to cooperate in the development of an electric transmission project including the acquisition, rehabilitation, replacement and/or expansion of transmission links from Vancouver Island to the United States and to the northwest coast of British Columbia.

4.

Master Services Agreement dated October 20, 2003 with VRB Power Systems Inc. (“VRB”) to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System (“VRB/ESS”) to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a nonexclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska.

5.

Option agreement dated July 27, 1994 (the “Option Agreement”) with the Kanaka Bar Indian Band, the Nicomen Indian Band, the Skuppah Indian Band and the Spuzzum Indian Band (collectively the “Bands”) whereby the Bands granted the Registrant an option to enter a joint venture with the Bands to develop, construct operate and manage a hydro electric generating plant on Kwoiek Creek with the eventual goal of producing and marketing power. The option price is an amount equal to the legal fees and disbursements incurred by the Bands and directly related to the Option Agreement and the negotiation of the proposed joint venture agreement which at the time of the Option Agreement were approximately CAD $41,650. The total amount is estimated to be approximately CAD $87,650.

6.

Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher whereby the Registrant acquired a 100% interest in 149 mineral claims subject to a 5% net smelter return in consideration of CAD $250,000.

\7.

Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc. whereby the Registrant’s wholly owned subsidiary Powerhouse Developments Inc. transferred all proprietary rights, title and interest in the Kwoiek Creek Hydroelectric project in consideration of CAD $450,000.

8.

Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of the Environment whereby the Registrant may sell up to 124,433 tonnes of greenhouse gas emissions removals from its Knob Hill wind farm project at a price of CAD $8 per tonne for a total consideration of up to CAD $995,464.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation” below.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold and/or vote the shares of the Registrant.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with the Director of Investments appointed under the Investment Act.

The Investment Act provides for distinct threshold levels for non-Canadians who acquire control of a Canadian business. The threshold levels for non-Canadians, gradually rose to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business and assets in Canada used in carrying on the business.

A non-Canadian, as defined in the Investment Act, includes: an individual, a government or an agency thereof or and entity that is not a Canadian. A Canadian as defined in the Investment Act means a Canadian citizen, a permanent resident within the meaning of the Immigration Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he first became eligible to apply for Canadian citizenship, a Canadian government, whether federal, provincial or local or an agency thereof or an entity that is Canadian-controlled.

The following investments by a non-Canadian are subject to review by Investment Canada:

(a)	all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

(b)

all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(c)

all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Notwithstanding the foregoing, review by Investment Canada is required when investments by World Trade Organization investors exceed $223,000,000 (for 2003) for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control. On January 1, 1995 the United States of America became a member of the World Trade Organization.

For purposes of the Investment Act, direct acquisitions of control means:

•

a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business.

Indirect acquisition of control means:

•

a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for non-Canadians. These excluded businesses are uranium, financial services (except insurance),

transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), the publication, distribution or sale of music in print or machine readable form, radio communication in which the transmissions are intended for direct reception by the general public only, radio, television, cable television broadcasting undertaking any satellite programming and broadcast services; the production, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian making the following investments:

(a)	an investment to establish a new Canadian business; and
(b)	an investment to acquire control of a Canadian business

which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

E.	TAXATION

The following is a summary of the principal Canadian federal income tax considerations which would generally apply to holders of the Registrant’s shares. This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of this Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant’s shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Registrant’s shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Registrant at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Registrant shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Registrant’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Registrant’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the

U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Registrant will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Registrant is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Registrant is not a PFIC. Therefore, if the Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Registrant. Upon the U.S. Holder’s reacquisition of an interest in the Registrant, the QEF election will apply to the newly acquired stock of the Registrant.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Registrant is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions”, as specifically defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distribution of his Registrant common shares and all excess distributions over the entire holding period for the Registrant. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Regulation Section 1.1291-3(d)(1), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Registrant (“United States shareholder”), the Registrant could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENTS BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents concerning the Registrant may be viewed at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, during normal business hours.

I.	SUBSIDIARY INFORMATION

Not required.

ITEM 11         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Not Applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001 reported on by Morgan & Co., Chartered Accountants and the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2004 are attached as Exhibits hereto. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 14 of the Report and Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001; and Note 15 of the Consolidated Financial Statements for the quarter ended September 30, 2004.

ITEM 18	FINANCIAL STATEMENTS

Not applicable.

ITEM 19	EXHIBITS

The following financial statements and related schedules are included in this Item:

(a)	Audited Financial Statements

Auditors’ Report,

Consolidated Balance Sheets as at December 31, 2003 and 2002,

Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002, and 2001,

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001,

Notes to Consolidated Financial Statements
Consent letter of Auditors dated February 23, 2005.

(b)	Unaudited Financial Statements

Consolidated Balance Sheets as at September 30, 2004,

Consolidated Statements of Loss and Deficit for the three month and nine month periods ended September 30, 2004 and 2003,

Consolidated Statements of Cash Flows for the three month and nine month periods ended September 30, 2004 and 2003,

Notes to Consolidated Financial Statements.

(c)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18, 1979.(1)
1.2	Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon Resource Corporation dated September 12, 1985.(1)
1.3	Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.(1)
1.4	Certificate for GHZ Resource Corporation Ltd changing name to Canadian Reserve Gold Corporation dated June 9, 1994.(1)
1.5	Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources Ltd. dated April 17, 1996.(1)
1.6	Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp. dated December 10, 1998.(1)
1.7	Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy Corp. dated September 17, 2001.(1)
1.8	Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power Corp. dated July 29, 2003.(1)
1.9	Articles of Incorporation dated July 8, 1988.(1)
1.10	Altered Memorandum of the Registrant dated June 6, 2003.(1)
4.1	Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.(1)
4.2	Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy Inc.(1)
4.3	Agreement dated October 20, 2003 respecting project management of VRB/ESS.(1)
4.4	Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission project.(1)
4.5	Sublease dated March 27, 2003 respecting the office space located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, Canada.(1)
4.6	Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of power.(1)
4.7	Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.(1)
4.8	Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.(1)
4.9	Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.(1)

4.10	Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony O. Duggleby.(1)
4.11	Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and Inverness Management Group Inc.(1)
4.12	Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.(1)
4.13	Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.(1)
4.14	Share Option Plan dated June 25, 2004.
4.15	Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher.
4.16	Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc.
4.17	Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of Finance.
8.0	List of Subsidiaries

(1)        Previously included as an Exhibit to the Registrant’s Form 20-FR filed on July 1, 2004.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(Stated In Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of

Sea Breeze Power Corp.

(Formerly International Powerhouse Energy Corp.)

We have audited the consolidated balance sheets of Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) as at December 31, 2003 and 2002, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for each of the years ended December 31, 2003, 2002 and 2001, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, except for the prospective change in the method of accounting for stock based compensation as explained in the summary of significant accounting policies, on a consistent basis.

On March 26, 2004, we reported separately to the shareholders of Sea Breeze Power Corp. (Formerly International Powerhouse Energy Corp.) on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"

March 26, 2004	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S Reporting Conflict

The standards of the Public Company Accounting Oversight Board (United States), require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders, dated March 26, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"

March 26, 2004	Chartered Accountants

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	December 31, 2003	December 31, 2002

ASSETS
Current
Cash and cash equivalents	$238,176	$903,722
Restricted cash (Note 3)	23,302	-
Marketable securities (Quoted market value $4,095; 2002 - $5,090)	2,560	5,090
Goods and Services Tax recoverable	83,357	30,626
Related party rent receivable (Note 7(d))	12,601	7,666
Prepaid expenses	38,019	18,743
	398,015	965,847
Projects Under Development (Note 4)	6,606,780	6,194,621
Project Related Security Deposits	27,000	-
Capital Assets (Note 5)	75,294	19,273

	$7,107,089	$7,179,741

LIABILITIES
Current
Accounts payable and accrued liabilities	$219,434	$125,981
Payable to related party (Note 7(a))	448,476	10,376
Loan payable (Note 8)	83,506	-
Convertible debenture interest payable	-	107,610
	751,416	243,967
Long Term Debt (Note 6)	810,885	1,288,743
	1,562,301	1,532,710

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	December 31, 2003	December 31, 2002

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized Shares as of December 31, 2003:
200,000,000 common shares without par value
20,000,000 preferred shares without par value

Authorized Shares as of December 31, 2002:
100,000,000 common shares without par value
10,000,000 preferred shares without par value

Issued and outstanding:
Common shares
37,823,150 common shares (of which 100,000 shares are held in escrow) at December 31, 2003, and 19,912,420 common shares (of which 100,000 shares are held in escrow) at December 31, 2002	9,327,411	6,863,424

Share Subscriptions	147,300	15,000
Deficit	(7,462,515)	(3,806,511)
Equity Portion Of Long Term Debt (Note 6)	218,209	346,627
Deferred Stock Based Compensation	(185,171)	-
Contributed Surplus (Note 9(e))	3,073,339	2,228,491
Special Warrants (Note 10)	336,819	-
Commitment To Issue Shares (Note 6(a))	89,396	-
	5,544,788	5,647,031

	$7,107,089	$7,179,741
Approved on Behalf of the Board:

“Paul Manson”	“Eugene Hodgson”
Director	Director

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Stated In Canadian Dollars)

	YEARS ENDED DECEMBER 31
	2003	2002	2001

Expenses
Accounting and audit	$52,330	$38,120	$78,219
Amortization	11,055	1,429	700
Bank charges and interest	27,344	2,012	5,965
Capital tax	4,239	5,843	23,156
Consulting	164,297	81,732	86,736
Debenture finance costs	-	318,000	-
Filing fees	13,090	12,338	4,676
Foreign exchange loss (gain)	58,946	(119,855)	94,525
Interest on long term debt	146,714	242,655	185,933
Legal fees	127,134	47,661	46,919
Management fees	-	-	18,204
Office and rent	214,026	55,724	48,999
Public relations and travel	261,320	40,365	61,357
Shareholder's Information	7,395	8,200	8,271
Stock based compensation	712,969	168,631	-
Salaries and benefits	205,827	36,509	15,476
Transfer agent	10,719	8,457	6,176

Loss Before The Following	2,017,405	947,821	685,312

Interest income	(5,479)	(11,871)	(27,473)

Write Down Of Marketable Securities	2,530	-	5,030

Write Off Project Development Costs (Note 4(d))	1,641,548	-	-

Net Loss For The Year	3,656,004	935,950	662,869

Deficit, Beginning Of Year	3,806,511	2,870,561	2,207,692

Deficit, End Of Year	$7,462,515	$3,806,511	$2,870,561

Loss Per Share, Basic and Diluted	$0.11	$0.08	$0.28

Weighted Average Common Shares Outstanding, Basic and Diluted	31,902,758	11,251,081	2,367,389

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31
	2003	2002	2001
Cash Flows From Operating Activities
Net loss for the year	$(3,656,004)	$(935,950)	$(662,869)
Items not affecting cash:
Forgiveness of related party debt	(6,881)	-	-
Interest to be paid in common shares	89,396	-	-
Amortization	11,055	1,429	700
Foreign exchange loss (gain) on long term debt	12,400	(119,800)	106,600
Write down of marketable securities	2,530	-	5,030
Debenture financing cost	-	318,000	-
Stock based compensation	712,969	168,631	-
Accretion of interest on convertible debentures	40,624	57,770	-
Write off of project development costs	1,641,549	-	-
Changes in non-cash operating working capital items:
Goods and Services Tax recoverable	(34,891)	27,401	7,673
Accounts payable and accrued liabilities	53,530	(81,029)	(142,702)
Prepaid expenses	(6,498)	(7,682)	1,219
Related party rent receivable	(4,935)	(6,181)	(61)
	(1,145,156)	(577,411)	(684,410)
Cash Flows From Financing Activities
Long-term debt	1,000,000	1,577,600	-
Loans Payable	63,506	-	-
Received from related parties	307,657	-	4,335
Convertible debt interest	20,709	184,734	197,811
Share subscription funds received	147,300	15,000	-
Common shares issued for cash	608,075	15,860	71,859
	2,147,247	1,793,194	274,005
Cash Flows From Investing Activities
Purchase of capital assets	(43,456)	(18,554)	(600)
Projects under development	(1,207,307)	(327,501)	(778,864)
Project related security deposits	(1,000)	-	-
	(1,251,763)	(346,055)	(779,464)

Increase (Decrease) In Cash	(249,672)	869,728	(1,189,869)
Net Cash Utilized On Acquisition Of Subsidiary	(392,572)	-	-
Cash, Beginning Of The Period	903,722	33,994	1,223,863

Cash, End Of The Period	$261,478	$903,722	$33,994

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$238,176	$903,722	$33,994
Restricted cash (Note 3)	23,302	-	-

	$261,478	$903,722	$33,994

Supplemental Disclosure For Non-Cash Operating, Financing And Investing Activities (Note 11).

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the “Company”) is a public company incorporated under the Company Act (British Columbia), Canada. The Company’s principal business activity is the development of hydro-electric and wind power generation projects in British Columbia, Canada.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company reported net losses of $3,656,004, $935,950 and $662,869 for the years ended December 31, 2003, 2002 and 2001, respectively, and has an accumulated deficit of $7,462,515 at December 31, 2003. These recurring losses and the need for continued funding, discussed below, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represents costs incurred to date and are not intended to reflect present or future values.

The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company’s business model to obtain revenues from its wind and hydro electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., and the Company’s proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4). All significant differences between Canadian and United States generally accepted accounting principles, which affect the Company’s financial statements are described in note 14.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)	Foreign Currency

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

d)	Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

e)	Capital Assets

Capital assets are carried at cost and being amortized as follows:

Computer and automotive equipment	30% declining balance basis
Office and field equipment	20% declining balance basis

f)	Projects Under Development

Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

Hydro electric projects currently under development comprise:

Cascade Heritage Power Park Project (“Cascade”)

Slollicum Creek Hydroelectric Development (“Slollicum”)

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Projects Under Development (Continued)

The Company’s major wind farm projects currently under development comprise:

Knob Hill

God’s Pocket

Shushartie Mountain

Hushamu
Windy Ridge
Nimpkish

Newcastle Ridge

g)	Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method. The section also permitted the use of intrinsic value based method for awards granted to directors and employees. Under this method, compensation costs are recognized in the financial statements for stock options granted to directors and employees only when the market price exceeds the exercise price at the date of grant, but the method requires the disclosure on a pro-forma basis of the impact on operations and earnings per share as if the fair value method of accounting had been adopted. From January 1, 2002 to December 31, 2002, the Company has elected to adopt the intrinsic value based method for employee stock based compensation awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share (Continued)

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2003, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

k)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

3.	RESTRICTED CASH

The Company has advanced $23,302 (2002 - $Nil) to be held as security on corporate credit card accounts. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

4.	PROJECTS UNDER DEVELOPMENT

a)	The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

	2003	2002

Hydroelectric projects (Note 4(b))	$4,881,882	$6,194,621
Wind farm projects (Note 4(c))	1,724,898	-
Total projects under development	$6,606,780	$6,194,621

b)	The deferred costs relating to hydro electric projects in British Columbia are as follows:

	2003	2002
Cascade
Land	$125,560	$125,560
Development costs	4,234,002	3,914,764
Interest capitalized	466,537	466,537
	4,826,099	4,506,861
Kwoiek (Note 4(d))
Development costs	1	1,555,360
Interest capitalized	-	83,447
	1	1,638,807
Slollicum
Development costs	51,686	44,857
Interest capitalized	4,096	4,096
	55,782	48,953

	$4,881,882	$6,194,621

c)	Deferred costs relating to potential wind farm sites in British Columbia are as follows:

	2003	2002
Development Costs
Knob Hill	$403,644	$-
God’s Pocket	146,210	-
Shushartie Mountain	227,924	-
Hushamu	204,841	-
Windy Ridge	49,389	-
Nimpkish	189,584	-
New Castle Ridge	124,465	-
Other projects under preparation	378,841	-
	$1,724,898	$-

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

4.	PROJECTS UNDER DEVELOPMENT (Continued)

d)

On July 27, 1994, the Company entered into an option agreement to form the Kwoiek Creek Joint Venture with parties who will contribute certain land needed for the project. The Joint Venture would be for the purpose of developing, constructing and operating the Kwoiek Creek hydroelectric development.

During the year ended December 31, 2001, a dispute arose with the optionors over the lack of a perceived willingness of the Company to enter into a more formal agreement and negotiation process.

In anticipation of the final outcome of the dispute, management estimates it is unlikely that the Kwoiek Creek Joint Venture will be further developed and that the costs spent to date no longer represent an economic asset. Accordingly, the Company decided to write down the accumulated development costs of $1,641,548 related to the Kwoiek Creek hydroelectric project during the year ended December 31, 2003.

5.	CAPITAL ASSETS
	2003			2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$42,369	$10,583	$31,786	$5,555
Automotive equipment	13,466	3,874	9,592	12,362
Office equipment	16,991	2,387	14,604	1,356
Field equipment	21,741	2,429	19,312	-
	$94,567	$19,273	$75,294	$19,273

6.	LONG TERM DEBT
	2003	2002

Convertible debentures (Note 6(a))	$1,000,000	$-
Convertible debentures (Note 6(b))	-	1,577,600
Equity portion of convertible debentures	(218,209)	(346,627)
	781,791	1,230,973
Interest accretion	29,094	57,770

Debt portion of convertible debenture	$810,885	$1,288,743

a)

On May 7, 2003, the Company issued convertible debentures in the amount of CDN$1,000,000 which are due and payable on May 7, 2008. The debentures are convertible, at the option of the holder, into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40,and $0.44). Each unit consists of one common share and one share purchase warrant.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

6.	LONG TERM DEBT (Continued)

Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner. As of December 31, 2003, accumulated interest payable of $89,396 results in a possible 195,283 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders’ equity section of the balance sheet. Of the total debentures, $476,391 were issued to directors, officers, or companies controlled by directors. Of the total interest payable, $41,337 is owing to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

b)

The US$1,000,000 (CDN$1,577,600) convertible debentures bore interest at 12% per annum, payable semi-annually in US dollars. The debentures were secured by a floating charge over all the property, assets and rights of the Company, and, along with accrued interest, were convertible at the option of the holder at $0.13 per unit in the first year and increasing by $0.05 per unit in each subsequent year. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one additional share of the Company at the conversion price for a period of two years from the conversion date. The Company was obligated to pay all principal and accrued interest in full on or before February 7, 2007. As a bonus for the loans, the debenture holders were issued 3,180,000 common shares at a deemed price of $0.10 per share. Of the amount payable, $828,240 was due to directors and companies controlled by directors.

During the year ended December 31, 2003, the debenture holders converted CDN$1,590,000 of principal plus CDN$197,620 of interest accreted and outstanding into 13,217,845 common shares of the Company. The debentures were payable in US funds and were converted at a fixed foreign exchange rate of CDN$1.59 per US$1.00 resulting in a foreign exchange loss of $12,400 for the year ended December 31, 2003.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

6.	LONG TERM DEBT (Continued)

c)

An additional US$1,000,000 (CDN$1,592,800) convertible debentures were issued June 23, 2000. The debentures bore interest at 12% per annum with interest payable semi-annually in US dollars, and they were convertible at the option of the holder into units consisting of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at the conversion price. The conversion price of the debenture was $2.00 per unit in year one, and increased by $0.50 per unit in each subsequent year until the debentures were to become due and payable on June 23, 2005. The debentures were secured by a floating charge over all the property, assets and rights of the Company. Of the total debentures, $1,040,340 were issued to directors or companies controlled by directors. As bonus consideration, the debenture holders were granted 196,400 bonus shares at $1.50 each. All 196,400 bonus shares were issued during the year ended December 31, 2001.

During the year ended December 31, 2002, the Company amended the conversion price of the debentures to $0.13 per unit. Immediately thereafter, the debenture holders converted the $1,841,007 of principal and accrued interest outstanding into 14,161,596 common shares of the Company. Of the amount converted, 11,330,753 common shares were issued representing principal outstanding of $1,473,000 and the balance of 2,830,843 common shares issued represented accrued interest outstanding of $368,007. The debentures were payable in US funds and were converted at a fixed foreign exchange rate of CDN$1.473 per US$1.00 resulting in a foreign exchange gain of $119,855 for the Company.

7.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)	Payable to Related Parties

	2003	2002
Loan payable to directors with interest at 10% per annum, unsecured, due on demand	$429,000	$-
Loan payable to directors, non-interest bearing, unsecured, due on demand	3,376	3,376
Interest on loans payable to directors, unsecured	16,100	-
Loan payable to a company related to a former director, unsecured, without interest, due on demand	-	7,000
	$448,476	$10,376

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS (Continued)

b)	Consulting Fees

During the year ended December 31, 2003, the Company paid $150,240 (2002 - $72,000; 2001 - $57,000) in consulting fees to two companies controlled by directors of the Company, one of which was an officer of the Company who became a director in 2003. Of the total amount paid, $72,000 has been expensed as a consulting fee and the balance of $78,240 has been capitalized as project development costs. Further, the Company paid or accrued $78,510 (2002 - $60,645; 2001 - $87,653) for project engineering services to the Company’s Vice President of Project Development who is also an officer. Included in accounts payable is $Nil (2002 - $Nil; 2001 - $1,485) owing to such officer of the Company.

c)	Public Relation Fees

The Company paid $47,250 to a company related to a director for public relations services and $78,500 to a separate company related to a director for public relations and governmental advisory services. Of the amount paid, $33,500 is included in consulting expense and $45,000 is included in public relations and travel expense.

d)	Rent Receivable

The Company charged two companies related by a common officer and a common director $7,500 (2002 - $11,524; 2001 - $16,659) in rent. The amount has been credited to rent expense as a recovery of rent costs and $12,601 (2002 - $7,666; 2001 - $1,485) has been accrued for unpaid rent.

e)	Acquisition of Subsidiary

On April 16, 2003, the Company acquired 100% of the shares of Sea Breeze Energy Inc. a company related at the time of purchase by a common officer (Note 10).

f)	Accounts Payable

As at December 31, 2003, accounts payable includes $Nil (2002 - $29,208; 2001 - $30,128) owing to a company controlled by a director regarding unpaid expenses and fees payable pursuant to an investor relations contract. The Company was charged $Nil (2002 - $15,000; 2001 - $30,000) of such fees during the year.

g)	Management Fees and Overhead Expenses

Included in management fees expense is $Nil (2002 - $Nil; 2001 - $18,204) paid to a company controlled by a former director of the Company for management fees and overhead expenses.

h)	Interest Payable

As at December 31, 2003, accrued convertible debenture interest included $Nil (2002 - $60,618; 2001 - $138,752) owing to directors or companies controlled by directors.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

8.	LOAN PAYABLE

The Company received a loan of $78,000 from a shareholder. The loan bears interest at 10% per annum, is unsecured and is repayable on demand. Included in the loan payable is $5,506 of interest accrued to December 31, 2003.

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY

During the year ended December 31, 2003, the Company changed its name from International Powerhouse Energy Corp. to Sea Breeze Power Corp.

a)	Issued and Outstanding Common Shares
	Number Of
	Shares	Consideration

Balance, December 31, 2000	2,214,604	$4,322,098

Shares issued for cash:
Exercise of stock options	37,820	71,859
Bonus shares issued	196,400	294,600

Balance, December 31, 2001	2,448,824	4,688,557

Shares issued for cash:
Exercise of stock options	122,000	15,860
Conversion of debentures	14,161,596	1,841,007
Bonus shares issued	3,180,000	318,000

Balance, December 31, 2002	19,912,420	6,863,424

Shares issued for cash:
Exercise of stock options	722,000	160,152
Exercise of warrants	3,970,885	516,215
Conversion of debentures	13,217,845	1,787,620

Balance, December 31, 2003	37,823,150	$9,327,411

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

b)	As at December 31, 2003, the Company had the following warrants to purchase common shares of the Company outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATE

7,359,883	$0.13	June 20, 2004
12,230,769	$0.13	February 7, 2005
2,500,000	$0.15	April 16, 2008
1,500,000 (Contingently issuable – see Note 10)	$0.15	April 16, 2008

c)

At December 31, 2003, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange (“TSXV”), the Company may grant incentive stock options up to a total of 20% of the Company’s issued and outstanding common shares issued. At December 31, 2003, the Company may grant an additional 3,809,146 incentive stock options to purchase common shares of the Company.

Beginning January 1, 2003, the Company applied the fair value method of accounting for all stock options granted. The stock options granted during the year ended December 31, 2003 vest in six month intervals over a period of 18 months from the date of grant. Of the total amount recorded as stock based compensation expense, $373,025 represents the fair value of the stock options granted to non-employees for consulting, accounting and administrative services. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 3.5 years, and volatility of 182%.

Prior to January 1, 2003, the Company applied the intrinsic value based method of accounting for stock based compensation awards granted to employees and directors. The compensation cost that has been charged to operations for its fixed stock option plan was $168,631 for 2002, and $Nil for 2001. The amount includes $149,381 (2001 - $Nil) charged to operations which is the fair value of the stock options granted to non-employees for consulting, accounting and administrative services. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002 and 2001, respectively: risk-free interest rates of 5.25% for both years; dividend yield of $Nil for both years; expected lives of 3.5 years; and volatility of 203%.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

Had compensation been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value based method of accounting for stock based compensation, the Company’s net loss and loss per share would have been increased to the pro-forma amounts indicated below:

	2003	2002	2001

Net Loss
As reported	$3,656,004	$935,950	$662,869
Pro-forma	$3,656,004	$1,009,408	$662,869

Basic and Diluted Loss per Share
As reported	$0.11	$0.08	$0.28
Pro-forma	$0.11	$0.09	$0.28

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
RANGE		AVERAGE	WEIGHTED		WEIGHTED
OF		REMAINING	AVERAGE		AVERAGE
EXERCISE	NUMBER	CONTRACTUAL	EXERCISE	NUMBER	EXERCISE
PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE

$0.15–0.35	3,755,484	4.05 years	$0.30	1,885,990	$0.25

A summary of changes in the Company’s fixed stock option plan for the years ended December 31, 2003, 2002 and 2001, is as follows:

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2000	221,460	$1.90

Exercised	(37,820)	1.90
Cancelled	(116,140)	1.90

Balance, December 31, 2001	67,500	1.90

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2001	67,500	$1.90

Granted	1,795,242	0.15
Exercised	(122,000)	0.13
Cancelled	(67,500)	1.90

Balance, December 31, 2002	1,673,242	0.15

Granted	2,804,242	0.35
Exercised	(722,000)	0.15

Balance, December 31, 2003	3,755,484	$0.30

d)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

e)	Changes in Contributed Surplus for the years ending December 31, 2003 and 2002 are as follows:

	2003	2002

Balance, beginning of year	$2,228,491	$2,059,860

Incentive stock options granted	898,140	168,631
Incentive stock options exercised	(53,292)	-

Balance, end of year	$3,073,339	$2,228,491

10.	ACQUISITION OF SEA BREEZE ENERGY INC.

On April 16, 2003 the Company acquired 100% of the shares of Sea Breeze Energy Inc. (“Sea Breeze”), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

10.	ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the Sea Breeze wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 are exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

Of the remaining special warrants 1,000,000 are exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production. The value of the consideration of the remaining special warrants and the net profit royalties will be recorded when the amounts are due and payable.

As the acquired company is in the development stage and has not commenced business operations, the acquisition has been accounted for as a purchase of the assets, net of liabilities of Sea Breeze, with fair value of the consideration given being allocated to the fair value of the identifiable assets and liabilities acquired on April 16, 2003. The consideration given in excess of the net liabilities assumed has been allocated to project development costs. The following is a summary of the net assets acquired at fair values:

Current assets	$130,196
Capital assets	23,720
Projects under development	362,303
Security deposits	26,000
$542,219
Less: Liabilities assumed	689,499
Net liabilities assumed	$147,280

Purchase consideration:
Special warrants	336,819
Consideration paid in excess of net liabilities assumed	$484,099

11.	SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

a)	During the year ended December 31, 2003, the Company had the following non-cash financing and investing activities

i)	The Company issued 2,500,000 warrants in conjunction with the purchase of 100% of the shares of Sea Breeze Energy Inc.
ii)	The Company issued 13,217,845 common shares pursuant to the conversion of $1,718,320 of convertible debenture principal and interest outstanding.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

11.	SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES (Continued)

b)	During the year ended December 31, 2002, the Company had the following non-cash operating, financing and investing activities:

i)	The Company issued 14,161,596 common shares pursuant to the conversion of $1,841,007 of convertible debenture principal and interest outstanding.
ii)	The Company issued 3,180,000 bonus common shares.

c)	During the year ended December 31, 2001, the Company had the following non-cash operating, investing and financing activities:

i)	The Company issued 196,400 bonus common shares.

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2003	2002	2001

Net loss for the year	$(3,656,004)	$(935,950)	$(662,869)
Statutory tax rate	38.0%	39.6%	44.6%

Expected income tax provision	$(1,389,281)	$(370,636)	$(295,640)
Non-deductible differences	901,856	277	2,301
Unrecognized tax losses and change in valuation allowance	487,425	370,359	293,339

Income tax provision	$-	$-	$-

Future tax assets (liabilities) of the Company are as follows:

	2003	2002	2001

Capital assets	$434,050	$(197,728)	$(222,694)
Operating losses	1,661,362	1,258,622	1,003,271
	2,095,412	1,060,894	780,577
Less: Valuation allowance	(2,095,412)	(1,060,894)	(780,577)

Future tax asset (liability) recognized	$-	$-	$-

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

12.	INCOME TAXES (Continued)

As at December 31, 2003, the Company has incurred operating income tax losses totalling $4,235,637 which expire from 2004 to 2010 as follows:

2004	$72,709
2005	$120,944
2006	$117,669
2007	$1,081,930
2008	$650,080
2009	$928,851
2010	$1,263,454

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

13.	FINANCIAL INSTRUMENTS

a)	Fair Value of Short Term Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

b)	Long Term Debt and Interest Rate Risk

The Company’s debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

a)  Statements of Loss and Deficit and Balance Sheets

	2003	2002	2001

Net loss in accordance with Canadian GAAP	$(3,656,004)	$(935,950)	$(662,869)

Project development (i)	(2,053,707)	(327,501)	(778,864)
Project development costs written down	1,641,548	-	-
Interest accretion – convertible debentures – Canadian GAAP (iv)	40,624	57,770	-
Bonus shares expensed as finance costs (iv)	-	318,000	-
Interest expense – debt discount and beneficial conversion feature – US GAAP (iv)	(825,727)	(756,198)	(166,584)
Unrealized holding gain on marketable securities	1,535	-	-

Net loss in accordance with U.S. GAAP (ii)	$(4,851,731)	$(1,643,879)	$(1,608,317)

Loss per share - U.S. GAAP	$(0.15)	$(0.15)	$(0.71)

Weighted average shares outstanding – US GAAP	31,802,758	11,151,081	2,267,389

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

	2003	2002	2001

Total shareholders’ equity - Canadian GAAP	$5,544,788	$5,647,031	$3,877,856

Project development expenditures	(6,481,220)	(6,069,061)	(5,741,560)
Interest accretion – convertible debentures – Canadian GAAP (iv)	29,094	57,770	-
Equity portion of convertible debenture reclassified to long term debt – Canadian GAAP (iv)	(218,209)	(346,627)	-
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	466,667	944,428	832,933
Amortization of debt discount (iv)	(54,439)	(173,140)	(249,876)
Unrealized holding gain on marketable securities	1,535	-	-

Total shareholder’s equity (deficiency) - U.S. GAAP	$(711,784)	$60,401	$(1,280,647)

Project development expenditures -Canadian GAAP	$6,606,780	$6,194,621	$5,867,120

Project expenditures expensed per U.S. GAAP (i)	(6,481,220)	(6,069,061)	(5,741,560)

Project development expenditures - US GAAP (Classified as property, plant and equipment)	$125,560	$125,560	$125,560

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

	2003	2002	2001

Long term debt - Canadian GAAP	$810,885	$1,288,743	$1,592,800

Equity portion of convertible debt reclassified to long term debt – Canadian GAAP (iv)	218,209	346,627	-
Interest accretion – convertible debentures – Canadian GAAP (iv)	(29,094)	(57,770)	-
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	(466,667)	(944,428)	(832,933)
Amortization of debt discount (iv)	54,439	173,140	249,876

Long term debt – US GAAP	$587,772	$806,312	$1,009,743

i)	Under U.S. GAAP, the Company’s project development costs, with the exception of land, would have been charged to expense as incurred, not capitalized on the balance sheet.

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No.25 (“APB 25”). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under U.S. GAAP is the fair value accounting provided for under FASB statement No.123 (“SFAS No.123”), and as revised under FASB statement No.148 (“SFAS No.148’), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by SFAS No.123 and 148, and has been determined as if the Company had accounted for its options granted under the fair value method of that statement. The fair value of those options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001; risk free rate of between 3.50% - 5.25 % all periods; dividend yield of $Nil for all periods, volatility factor of between 168% - 203%; and a weighted average expected life of the options granted in each year of 3.5 years.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

The pro forma effect under SFAS No.123 is as follows:

	2003	2002	2001

Net loss, as reported	$4,851,731	$1,643,879	$1,608,317
Deduct: Stock based compensation expense included in net loss	(712,969)	(168,631)	-
Add: Stock based compensation expense determined under fair value method	712,969	242,089	-

Pro-forma net loss	$4,851,731	$1,717,337	$1,608,317

Basic and Diluted Loss per Share
As reported	$0.15	$0.15	$0.71
Pro-forma	$0.15	$0.15	$0.71

iii) Of the Company’s issued and outstanding shares, 100,000 are held in escrow at December 31, 2003 (2002 and 2001 – 100,000), to be released in accordance with a formula based on cash flow from operations incurred during the year and upon regulatory approval. For U.S. GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company, including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv) Interest accretion and Equity Portion of Convertible Debt Instruments

The Company accounts for its convertible debentures in accordance with Canadian GAAP. Canadian GAAP requires that the issuers of financial instruments which contain both a liability and an equity component should classify the instrument’s component parts separately in accordance with the substance of the contractual arrangement upon the initial recognition of the instrument, and in accordance with the definitions of a financial liability and an equity instrument. As described in Note (6), the equity portion of the convertible debentures is accounted for separately. Interest expense is recorded for the equity portion of the instrument over the term of the debenture to its full face value. Under Canadian GAAP, the Company determined the carrying amount of the financial liability by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into common shares was then determined by deducting the carrying amount of the financial liability from the compound instrument as a whole.

Under U.S. GAAP, Accounting Principles Board Opinion No.14 (“APB No.14”) requires that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature. Under APB No.14, the debt portion of the instrument is considered to be inseparable from the conversion option. In other words, the debt and equity components of the instrument cannot exist independently of each other, therefore, they should not be accounted for as separate components unless the convertible debt is issued along with other separable securities such as detachable warrants to purchase common stock that can exist independently and may be treated as separate securities. In such cases, the proceeds of the instruments should be allocated to the two elements for accounting purposes.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv) Interest accretion and Equity Portion of Convertible Debt Instruments (Continued)

The Company has determined that the bonus shares and convertible debenture (convertible into instruments of common shares and share purchase warrants) are separable instruments and, thus, require allocation of the proceeds of the debt offering to each instrument. The accounting guidance under EITF 00-27 suggests that the effective conversion price based upon the proceeds received for, or allocated to, convertible instruments should be used to compute the intrinsic value of the embedded conversion feature. As a result, the Company allocated the proceeds received from each convertible debt offering to the underlying convertible securities (shares and warrants) and to the detachable bonus shares on a relative fair value basis. Then, the EITF 98-5 intrinsic value model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option. The resulting bond discount is to be amortized as interest expense over the period from the date of issuance to the stated redemption dates of the convertible instrument. Upon conversion, any unamortized discount remaining will be immediately recognized as interest expense. In addition, the share purchase warrants will be recognized upon conversion as equity based upon the amount of proceeds allocated to the warrants according to the fair value allocation at the commitment date. The debt discount recorded for purposes of US GAAP for the conversion feature and bonus shares of the CDN $1,592,800 debenture issued in 2000, and CDN$1,577,600 debenture issued in 2002 is as follows:

2000 $832,933

2002 $944,428

The amounts were charged to interest expense upon conversion of the debentures in 2002 and 2003, respectively. For the CDN$1,000,000 debenture issued in 2003, the Company calculated the beneficial conversion option by comparing the proceeds allocated to the common stock portion of the conversion option and the share purchase warrants to be received by the holder upon conversion based upon their relative fair values at the commitment date. The difference between the total proceeds and the amount allocated to the common share portion of the instrument is the intrinsic value of the embedded conversion option to be recognized upon the issuance of the convertible debenture. The calculations resulted in a debt discount for the CDN$1,000,000 debenture in 2003 of $466,667. Monthly amortization of the debt discount to be recorded over the term of the debenture is $7,777 per month.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

b)	Statements of Cash Flows

	2003	2002	2001

Cash flows from operations
Canadian GAAP	$(1,145,156)	$(577,411)	$(684,410)
Project development expenditures	(1,181,307)	(327,501)	(778,864)
US GAAP	(2,326,463)	(904,912)	(1,463,274)

Cash flows from investing activities
Canadian GAAP	(1,251,763)	(346,055)	(779,464)
Project development expenditures	1,181,307	327,501	778,864
US GAAP	(70,456)	(18,554)	(600)

Cash flows from financing activities
Canadian GAAP and US GAAP	2,147,247	1,793,194	274,005

c)	Loss Per Share

For all periods indicated, the options and warrants outstanding are anti-dilutive and, therefore, diluted loss per share equals basic loss per share. Under U.S. GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year. At December 31, 2003, there were 100,000 (2002 and 2001 – 100,000) shares in escrow.

d)	Joint Venture

The Company has an interest in a jointly controlled entity, which has been proportionately consolidated in the Company’s financial statements (Note (4) – “Slollicum”). For purposes of U.S. GAAP, their interests would be accounted for by the equity method. Net income, earnings per share, and shareholder’s equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company’s interest in the jointly controlled entity, except to the extent of the development costs of the jointly controlled entity of $ 55,782 which would be expensed under U.S. GAAP.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(Stated in Canadian Dollars)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

e)	Marketable Securities

Under FASB Statement No.115, equity securities that have readily determinable fair values must be classified into one of two categories: available-for-sale, or trading; and they must be measured at fair value. Holding gains and losses for trading securities are to be included in earnings, while holding gains and losses for available-for-sale securities must be excluded from earnings and reported as a net amount in a separate component of shareholder equity until realized. The Company classifies its equity securities as trading securities for U.S. GAAP purposes. As such, the reporting of trading profits and losses, and unrealized profits and loses, based upon fair value adjustments, are included in the Company’s earnings or losses. Unrealized holding gains would not be recognized under Canadian GAAP. However, under U.S. GAAP, the purchase and sale of trading securities would be recorded as cash inflows and outflows from operating activities on the consolidated statements of cash flows. Under Canadian GAAP, the cash inflows and outflows from trading securities are recorded as investing activities.

f)	Recent Accounting Developments

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for financial instruments entered into or modified after May 31, 2003. As the statement does not affect the classification or measurement of convertible bonds which are similar to the Company’s convertible debentures, the adoption of FAS No. 150 has no effect on the consolidated financial statements.

15.	SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

a)	granted incentive stock options to directors and consultants to purchase 2,315,000 common shares of the Company at $0.60 per share until February 6, 2006.

b)	issued 1,133,077 common shares on the exercise of warrants at $0.13 per share.

c)	issued 8,333 common shares on the exercise of stock options at $0.35 per share.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our Independent Auditors’ Report, dated March 26, 2004, on the consolidated financial statements of Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) for the years ended December 31, 2003 and 2002 in the Company’s Report on Form 20-FR. We also consent to application of such report to the financial information in the Report on Form 20-FR, when such financial information is read in conjunction with the financial statements referred to in our report.

Vancouver, Canada	/s/ Morgan & Company

February 23, 2005	Chartered Accountants

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated In Canadian Dollars)

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Stated in Canadian Dollar)

	September 30, 2004	December 31, 2003

ASSETS
Current
Cash and cash equivalents	$190,999	$238,176
Restricted cash (Note 3)	23,302	23,302
Marketable securities (Quoted market value $27,500; 2003 - $4,095)	2,560	2,560
Goods and Services Tax recoverable	64,735	83,357
Loans Receivable (Note 14)	33,152	-
Related party rent receivable (Note 7(d))	4,815	12,601
Prepaid expenses	55,733	38,019
	375,295	398,015

Projects Under Development (Note 4)	8,375,370	6,606,780
Project Related Security Deposits	38,800	27,000
Investments (Note 12)	10,000	-
Capital Assets (Note 5)	143,807	75,294

	$8,943,272	$7,107,089

LIABILITIES
Current
Accounts payable and accrued liabilities	$530,213	$219,434
Payable to related party (Note 7(a))	352,294	448,476
Loan payable (Note 8)	180,703	83,506
	1,063,210	751,416

Long Term Debt (Note 6)	843,615	810,885
	1,906,825	1,562,301

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)	11,452,659	9,327,411
Share Subscriptions	-	147,300
Deficit	(9,374,104)	(7,462,515)
Equity Portion Of Long Term Debt (Note 6)	218,209	218,209
Deferred Stock Based Compensation	(545,190)	(185,171)
Contributed Surplus (Note 9(e))	4,076,168	3,073,339
Special Warrants (Note 10)	1,047,483	336,819
Commitment To Issue Shares (Note 6)	161,220	89,396
	7,036,447	5,544,788

	$8,943,272	$7,107,089
Approved on Behalf of the Board:

“Paul B. Manson”	“Eugene A. Hodgson”
Director	Director

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003
Revenues
Service income	-	-	9,900	-
	-	-	9,900	-

Cost of Services	-	-	19,016	-
Gross Margin	-	-	(9,116)	-

Expenses
Accounting and audit	$20,582	$13,399	$74,602	$32,357
Amortization	6,300	5,033	17,592	8,270
Bank charges and interest	1,329	2,026	10,020	4,457
Capital Tax	-	4,239	-	4,239
Consulting	36,679	24,390	182,175	83,075
Filing fees	791	362	10,260	12,388
Financing fees	-	-	28,771	-
Foreign exchange loss	(16,514)	2,328	8,428	62,667
Interest on long term debt	47,335	59,520	141,105	86,167
Legal fees	21,197	34,964	56,910	102,724
Office and rent	93,546	49,517	238,437	118,951
Public relations	48,038	41,240	82,982	128,489
Travel expense	77,290	13,168	158,478	63,132
Shareholder's information	658	582	7,132	6,352
Stock based compensation	259,248	55,732	689,095	244,543
Salaries and benefits	54,072	67,384	187,477	148,332
Transfer agent’s fees	770	1,875	10,257	9,333
	651,320	375,758	1,903,721	1,115,475

Less: Interest income	195	85	1,248	5,094

Net Gain/(Loss) For The Period	(651,125)	(375,673)	(1,911,589)	(1,110,381)

Deficit, Beginning Of Period	8,722,979	4,541,219	7,462,515	3,806,511

Deficit, End Of Period	$9,374,104	$4,916,892	$9,374,104	$4,916,892

Gain/(Loss) Per Share	$(0.01)	$(0.01)	$(0.04)	$(0.04)

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003

Cash Flows From Operating Activities
Gain (Loss) for the period	$(651,125)	$(375,673)	$(1,911,589)	$(1,110,381)
Items not affecting cash:
Amortization	6,300	5,033	17,592	8,270
Accretion of interest on convertible Debentures	10,910	18,184	32,730	18,184
Write down of related party debts	-	-	-	(6,881)
Interest to be paid in common shares	30,247	-	71,825	-
Foreign exchange loss	-	(33,985)	-	44,640
Stock based compensation	259,248	55,731	689,095	244,543
Changes in non-cash operating working capital items:
Goods and Service Taxes recoverable	(15,060)	(27,853)	18,622	(36,474)
Loans receivable	(17,452)	-	(33,152)	-
Receivable from related parties	10,996		7,786	-
Accounts payable and accrued liabilities	375,948	181,518	310,779	257,530
Prepaid expenses	21,390	(13,464)	(17,714)	(99,598)
	31,402	(163,581)	814,028	(677,637)
Cash Flows From Financing Activities
Long-term debt	-	281,000	-	1,000,000
Loans Payable	138,057	(24,400)	97,197	62,800
Payable to related parties	222,323	109,400	(96,183)	(17,343)
Convertible debt interest	-	26,103	-	41,220
Common shares issued for cash	25,900	33,000	1,931,655	66,110
	386,280	425,103	1,932,679	1,152,787
Cash Flows From Investing Activities
(Purchase) Sale of capital assets	(60,231)	-	(86,104)	(77,482)
Project related security deposits	(1,100)	-	(11,800)	-
Investments	-	-	(10,000)	-
Projects under development	(381,937)	(332,144)	(1,057,925)	(868,263)
	(443,268)	(332,144)	(1,165,829)	(945,745)

Increase (Decrease) in Cash	(25,586)	(70,622)	(47,177)	(470,595)
Net Cash Utilized On Acquisition Of Subsidiary	-	-	-	(392,572)
Cash, Beginning Of The Period	239,886	111,177	261,478	903,722

Cash, End Of The Period	$214,301	$40,555	$214,301	$40,555

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$190,999	$111,177	$190,999	$111,177
Restricted Cash (Note 3)	23,302	-	23,302	-

	$214,301	$40,555	$214,301	$40,555

Supplemental Disclosure For Non-Cash Operating, Financing And Investing Activities (Note 13)

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the “Company”) is a public company incorporated under the Company Act (British Columbia), Canada. The Company’s principal business activity is the development of hydro electric and wind power generation projects in British Columbia, Canada.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company is in the development stage and has recently begun to derive revenues through providing its expertise in developing wind power generation projects to third parties. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represent costs incurred to date and are not intended to reflect present or future values.

The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company’s business model to obtain revenues from its wind and hydro electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., and the Company’s proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4) and (50%) of Sea Breeze Pacific Regional Transmission System, Inc. Joint Venture (Note 14). All significant differences between Canadian and United States generally accepted accounting principles which affect the Company’s financial statements are described in Note 15.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)	Foreign Currency

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

d)	Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

e)	Capital Assets

Capital assets are carried at cost and being amortized as follows:

Computer and automotive equipment	30% declining balance basis
Office and field equipment	20% declining balance basis

f)	Projects Under Development

Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

Hydro electric projects currently under development comprise:

Cascade Heritage Power Park Project (“Cascade”)

Slollicum Creek Hydroelectric Development (“Slollicum”)

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Projects Under Development (Continued)

The Company’s major wind farm projects currently under development comprise:

Knob Hill

God’s Pocket

Shushartie Mountain

Hushamu
Windy Ridge
Nimpkish

Newcastle Ridge

g)	Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the period ended September 30, 2004 for the dilutive effect of

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share (Continued)

stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

k)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

l)	Service Revenues

The Company provides wind generation research and consulting services to third parties. Revenues from consulting services are recognized over the contract period, which is the period during which the services were provided and the related expenses were incurred.

m)	Investments and Joint Ventures

The Company uses the cost method of accounting to account for investments (portfolio investments) in share capital of non-related companies. The Company uses the proportionate consolidation method of accounting to account for the Company’s interest in jointly controlled entities.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

3.	RESTRICTED CASH

The Company has advanced $23,302 (2003 - $23,302) to be held as security on corporate credit card accounts and restricted term deposits. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

4.	PROJECTS UNDER DEVELOPMENT

a)	The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

	September 30, 2004	December 31, 2003

Hydroelectric projects (Note 4(b))	$5,097,949	$4,881,882
Wind farm projects (Note 4(c))	3,277,421	1,724,898
Total projects under development	$8,375,370	$6,606,780

b)	The deferred costs relating to hydroelectric projects in British Columbia are as follows:

	September 30, 2004	Dec.31, 2003
Cascade
Land	$125,560	$125,560
Development costs	4,450,067	4,234,002
Interest capitalized	466,537	466,537
	5,042,165	4,826,099
Kwoiek (Note 4(d))
Development costs	1	1
	1	1
Slollicum
Development costs	51,686	51,686
Interest capitalized	4,096	4,096
	55,782	55,782

	$5,097,949	$4,881,882

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

4.	PROJECTS UNDER DEVELOPMENT (Continued)

c)	Deferred costs relating to potential wind farm sites in British Columbia are as follows:

	September 30, 2004	Dec.31, 2003
Knob Hill	$1,042,843	$403,644
God’s Pocket	251,871	146,210
Shushartie Mountain	355,255	227,924
Hushamu	356,397	204,841
Windy Ridge	68,306	49,389
Nimpkish	314,734	189,584
Newcastle Ridge	230,119	124,465
Other projects under preparation	657,896	378,841
	$3,277,421	$1,724,898

d)

On July 27, 1994, the Company entered into an option agreement to form the Kwoiek Creek Joint Venture with parties who will contribute certain land needed for the project. The Joint Venture would be for the purpose of developing, constructing and operating the Kwoiek Creek hydroelectric development.

During the year ended December 31, 2001, a dispute arose with the optionors over the lack of a perceived willingness of the Company to enter into a more formal agreement and negotiation process.

In anticipation of the final outcome of the dispute, management estimates it is unlikely that the Kwoiek Creek Joint Venture will be further developed and that the costs spent to date no longer represent an economic asset. Accordingly, the Company decided to write down the accumulated development costs of $1,641,548 related to the Kwoiek Creek hydroelectric project during the year ended December 31, 2003.

5.	CAPITAL ASSETS
	September 30, 2004			Dec.31, 2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$66,456	$20,160	$46,296	$31,786
Automotive equipment	20,706	6,304	14,402	9,592
Office equipment	18,403	4,612	13,791	14,604
Field equipment	24,606	5,789	18,817	19,312
Mineral rights	50,500	-	50,500	19,312
	$180,671	$36,864	$143,807	$75,294

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

6.	LONG TERM DEBT
	September 30, 2003	Dec. 31, 2003

Convertible debentures	$1,000,000	$1,000,000
Equity portion of convertible debentures	(218,209)	(218,209)
	781,791	781,791
Interest accretion	61,824	29,094

Debt portion of convertible debenture	$843,615	$810,885

On May 7, 2003, the Company issued convertible debentures in the amount of CDN$1,000,000 which are due and payable on May 7, 2008. The debentures are convertible into units of the Company upon discretion of the holder at $0.30 per unit in year one and increasing by 10% per unit on each anniversary date for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40,and $0.44). Each unit consists of one common share and one share purchase warrant.

Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner.

As of September 30, 2004, accumulated interest payable of $161,220 results in a possible 268,510 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders’ equity section of the balance sheet. Of the total debentures, $476,391 was issued to directors, officers, or companies controlled by directors of the Company. Of the total interest payable, $78,280 is owed to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)	Payable to Related Parties

	Sept. 30, 2004	Dec. 31, 2003
Loan payable to directors or companies controlled by directors, with interest at 10% per annum, unsecured, due on demand	$307,300	$429,000
Loan payable to directors or companies controlled by directors, non-interest bearing, unsecured, due on demand	3,376	3,376
Interest on loans payable to directors, unsecured	41,618	16,100
	$352,294	$448,476

b)	Consulting Fees

During the nine months ended September 30, 2004, the Company paid $54,000 (2003 - $54,000) in consulting fees to a company controlled by a director and officer of the Company. Included in accounts payable is $6,420 (2003 - $Nil) owing to such director.

During the nine months ended September 30, 2004, the Company paid $58,680 to a company controlled by another director, officer and employee of the Company for wind farm project related consulting services, which were capitalized under projects under development. Included in accounts payable is $7,100 (2003 - $Nil) owing to such director.

Further, the Company paid $58,830 (2003 - $60,900) for project engineering services to the Company’s Vice President of Project Development who is also an officer. Included in accounts payable is $9,020 (2003 - $14,130) owing to such officer of the Company.

c)	Public Relations Fees

During the nine months ended September 30, 2004, the Company paid $66,000 (2003 - $46,000) to a company related to a director for public relations and governmental advisory services.

d)	Rent Receivable

During the nine months ended September 30, 2004, the Company charged a company related by a common officer and a common director $4,500 (2003 - $4,500) in rent. The amount has been credited to rent expense as a recovery of rent costs. Included in ‘Related party rent receivable’ is $4,815 (2003 - $10,996) for unpaid rent.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

8.	LOAN PAYABLE

The Company received loans from shareholders. The loans bear interest at 10% per annum, are unsecured and are repayable on demand. As of September 30, 2004, the Company has loans payable of $180,703 (2003 - $82,800). Included in loans payable is $13,651 of accrued interest.

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY

a)	Issued and Outstanding Common Shares
	Number Of
	Shares	Consideration

Balance, December 31, 2000	2,214,604	$4,322,098

Shares issued for cash:
Exercise of stock options	37,820	71,859
Bonus shares issued	196,400	294,600

Balance, December 31, 2001	2,448,824	4,688,557

Shares issued for cash:
Exercise of stock options	122,000	15,860
Conversion of debentures	14,161,596	1,841,007
Bonus shares issued	3,180,000	318,000

Balance, December 31, 2002	19,912,420	6,863,424

Shares issued for cash:
Exercise of warrants	3,970,885	516,215
Exercise of stock options	722,000	106,860
Exercise of stock options – stock option valuation	-	53,292
Conversion of debentures	13,217,845	1,787,620

Balance, December 31, 2003	37,823,150	$9,327,411

Shares issued for cash:
Exercise of warrants	7,359,883	956,785
Private Placement	2,046,250	1,081,755
Exercise of stock options	115,499	40,424
Exercise of stock options – stock option valuation	-	46,284

Balance, September 30, 2004	47,344,782	$11,452,659

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

b)	As at September 30, 2004, the Company had the following warrants to purchase common shares of the Company outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATE

12,230,769	$0.13	February 7, 2005
3,500,000	$0.15	April 16, 2008	(Note 10)
1,023,125	$0.75	April 23, 2006	(exercisable at US$0.60)
500,000	$0.15	April 16, 2008	(Contingently issuable) (Note 10)

On April 23, 2004, the Company closed a US$818,500 private placement for 2,046,250 units of the Company at US$0.40 per unit. Each unit consists of one common share of the Company and one-half share purchase warrant (equivalent to 1,023,125 full purchase warrants). Each full purchase warrant entitles the holder to purchase one additional share at a price of US$0.60 per share during the first year and at a price of US$0.80 per share in the second year from closing.

c)

At September 30, 2004, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange (“TSXV”), the Company may grant incentive stock options up to a total of 20% of the Company’s issued and outstanding common shares issued. At September 30, 2004, the Company may grant an additional 2,216,644 incentive stock options to purchase common shares of the Company.

Beginning January 1, 2003, the Company applied the fair value method of accounting for all stock options granted.

During the nine months ended September 30, 2004 the Company charged $689,095 in stock based compensation expense to operations as follows:

Stock options granted during the year 2003 vest in six-month intervals over a period of 18 months from the date of grant. During the nine months ended September 30, 2004, a stock based compensation expense of $168,340 relating to vested options, granted during fiscal year 2003, was charged to operations. The fair value of option grants granted during the year 2003 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 3.5 years, and volatility of 182%.

At February 7, 2004 the Company granted 2,270,000 options exercisable at $0.60 to directors, employees and non-employees. The stock options vest in six-month intervals and expire February 6, 2006. During the nine months ended September 30, 2004, a stock based compensation expense of $515,988 was charged to operations. The fair value of the options granted February 6, 2004 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 1.6 years, and volatility of 191%.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

c) (Continued)

At May 25, 2004 the Company granted 50,000 options exercisable at $0.60 to a consultant. The stock options vest in six-month intervals and expire May 24, 2007. During the nine months ended September 30, 2004, a stock based compensation expense of $4,767 was charged to operations. The fair value of the options granted May 25, 2004 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 2.5 years, and volatility of 194%.

The following table summarizes information on fixed stock options outstanding at September 30, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
RANGE		AVERAGE	WEIGHTED		WEIGHTED
OF		REMAINING	AVERAGE		AVERAGE
EXERCISE	NUMBER	CONTRACTUAL	EXERCISE	NUMBER	EXERCISE
PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE

$0.15–0.60	5,836,484	2.5 years	$0.42	4,084,818	$0.35

A summary of changes in the Company’s fixed stock option plan for the periods ended December 31, 2003, 2002, 2001 and September 30, 2004 is as follows:

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, December 31, 2001	67,500	$1.90

Granted	1,795,242	0.15
Exercised	(122,000)	0.13
Cancelled	(67,500)	1.90
Balance, December 31, 2002	1,673,242	0.15

Granted	2,804,242	0.35
Exercised	(722,000)	0.15
Balance, December 31, 2003	3,755,484	$0.30

Granted	2,320,000	0.60
Exercised	(115,499)	0.35
Cancelled	(123,501)	0.35
Balance, September 30, 2004	5,836,484	0.42

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

d)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

e)	Changes in Contributed Surplus for the three months ending September 30, 2004 are as follows:

	September 30, 2004	Dec. 31, 2003

Balance, beginning of year	$3,073,339	$2,228,491

Incentive stock options granted	1,087,863	898,140
Incentive stock options exercised	(46,284)	(53,292)
Incentive stock options cancelled	(38,750)	-

Balance, end of quarter	$4,076,168	$3,073,339

10.	ACQUISITION OF SEA BREEZE ENERGY INC.

On April 16, 2003 the Company acquired 100% of the shares of Sea Breeze Energy Inc. (“Sea Breeze”), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.

As consideration for the acquired shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the Sea Breeze wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holders to acquire 4,000,000 common shares of the Company, of which 2,500,000, which have been issued on April 16, 2003, are exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

Of the remaining special warrants 1,000,000 are exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production. The value of the consideration of the remaining special warrants and the net profit royalties will be recorded when the amounts are due and payable.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

10.	ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

During the three months ended September 30, 2004 the Company received an approval certificate from British Columbia Environmental Assessment Office for the wind farm project ‘Knob Hill’ and issued 1,000,000 special warrants accordingly. The warrants were valued at their fair value of $710,664 using the Black-Scholes option pricing model.

	September 30, 2004	Dec. 31, 2003
Special warrants issued

2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004 (Note 13)	710,664	-
Consideration paid in excess of net liabilities assumed	1,047,483	336,819

As the acquired company was in the development stage and had not commenced business operations, the acquisition has been accounted for as a purchase of assets, net liabilities of Sea Breeze Energy Inc., with fair value of the consideration given being allocated to fair value of the identifiable assets and liabilities acquired on April 16, 2003. The additional consideration of $710,664 given in excess of the net liabilities assumed has been allocated to project development costs. The following is a summary of net assets acquired at fair values:

	September 30, 2004	Dec. 31, 2003

Current assets	$130,196	$130,196
Capital assets	23,621	23,621
Projects under development	362,402	362,402
Security deposits	26,000	26,000
Total assets acquired	542,219	542,219

Less: Liabilities assumed	$689,499	$689,499
Net liabilities assumed	147,280	147,280

Purchase consideration
2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004 (Note 13)	710,664	-
Consideration paid in excess of net assets acquired	1,194,763	484,099

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

11.	INCOME TAXES

A reconciliation of income taxes as of December 31, 2003 at statutory rates to the Company’s effective income tax expense is as follows:

	December 31, 2003	Deember 31, 2002

Net loss for the year	$(3,656,004)	$(935,950)
Statutory tax rate	38.0%	39.6%

Expected income tax provision	$(1,389,281)	$(370,636)
Non-deductible differences	901,856	277
Unrecognized tax losses and change in valuation allowance	487,425	370,359

Income tax provision	$-	$-

Future tax assets (liabilities) of the Company are as follows:

	December 31, 2003	Deember 31, 2002

Capital assets	$434,050	$(197,728)
Operating losses	1,661,362	1,258,622
	2,095,412	1,060,894
Less: Valuation allowance	(2,095,412)	(1,060,894)

Future tax asset (liability) recognized	$-	$-

As at December 31, 2003, the Company has incurred operating income tax losses totalling $4,235,637 which expire from 2004 to 2010 as follows:

2004	$72,709
2005	$120,944
2006	$117,669
2007	$1,081,930
2008	$650,080
2009	$928,851
2010	$1,263,454

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

12.	FINANCIAL INSTRUMENTS

a)	Fair Value of Short Term Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

b)	Long Term Debt and Interest Rate Risk

The Company’s debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

13.  SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

During the nine months ending September 30, 2004, the Company had the following non-cash financing and investing activities:

a)	The Company issued 1,133,077 shares pursuant to the exercise of warrants from proceeds of $147,300 which was received in 2003.

b) The Company issued 1,000,000 special warrants with a fair value of $710,664 (Note 10). The amount has been assigned to current wind farm projects, which were acquired upon the acquisition of Sea Breeze Energy Inc. on April 16, 2003.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

14.  LOANS RECEIVABLE

	September 30, 2003	Dec. 31, 2003

Loans to employees	$2,800	$-
Loans to non-related companies	10,000	-
Shareholder’s loan to jointly controlled companies	20,352	-

Loans Receivable	$33,152	$-

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below. Their effect on the financial statements is summarized as follows:

a)  Statements of Loss and Deficit and Balance Sheets

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003

Net Loss in accordance with Canadian GAAP	$(651,125)	$(375,673)	$(1,911,589)	$(1,110,381)

Add/(deduct):
Project development (i)	(1,092,601)	(377,889)	(1,768,590)	(1,740,665)

Interest accretion – convertible debentures (iv)	$10,910	$18,184	$32,730	$18,184

Unrealized holding gain on marketable securities	25,000	-	25,000	-

Interest expense – debt discount and beneficial conversion feature – US GAAP	(23,331)	(23,331)	(69,993)	(46,848)

Net loss in accordance with U.S. GAAP (ii)	$(1,731,147)	$(758,709)	$(3,692,442)	$(2,879,710)

Loss per share – U.S. GAAP	$(0.04)	$(0.02)	$(0.09)	$(0.09)

Weighted average shares outstanding – U.S.GAAP	47,209,021	33,467,265	42,752,152	31,057,278

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

	September 30, 2004	December 31, 2003

Total shareholders’ equity - Canadian GAAP	$7,036,447	$5,544,788
Deduct:
Project development expenditures	(8,249,810)	(6,481,220)
Compensation expense escrow shares (iii)	(27,776)	(27,776)
Interest accretion – convertible debentures (iv)	61,824	29,094
Equity portion of convertible debenture reclassified to long term debt (iv)	(218,209)	(218,209)
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	466,667	466,667

Amortization of debt discount (iv)	(124,432)	(54,439)
Unrealized holding gain on marketable securities	25,000	1,535

Total shareholder’s equity (deficit) - U.S. GAAP	$(1,030,288)	$(739,560)

Project development expenditures -Canadian GAAP	$8,375,370	$6,606,780

Project expenditures expensed per U.S. GAAP (i)	(8,249,810)	(6,481,220)

Project development expenditures - US GAAP (Classified as property, plant and equipment)	$125,560	$125,560

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

	September 30 2004	December 31, 2003

Long term debt - Canadian GAAP	$843,615	$810,885

Equity portion of convertible debt reclassified to long term debt (iv)	218,209	218,209
Interest accretion – convertible debentures (iv)	(61,824)	(29,094)
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	(466,667)	(466,667)
Amortization of debt discount (iv)	124,432	54,439

Long term debt – US GAAP	$657,765	$587,772

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

i)	Under U.S. GAAP, the Company’s project development costs, with the exception of land, would have been charged to expense as incurred, not capitalized on the balance sheet.

ii)

Prior to January 1, 2003, the Company accounted for options granted to directors, employees and non-employees in accordance with the requirements of Canadian GAAP (see note 9 (c)), and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No.25 (“APB 25”). An alternative method under U.S. GAAP is the fair value accounting provided for under FASB statement No.123 (“SFAS No.123”), and as revised under FASB statement No.148 (“SFAS No.148’), which requires the use of option valuation models since January 31, 2003. The Company has adopted the fair value accounting treatment as required by Canadian GAAP and in accordance with FSAS 123 and SFAS 148. The fair value of options granted was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001: risk free rate of between 3.50% and 5.25 % for all periods; dividend yield of $Nil for all periods, volatility factor of between 168% and 203% and a weighted average expected life of the options granted in each year of 3.5 years.

iii) Of the Company’s issued and outstanding shares, 100,000 are held in escrow at September 30, 2004 (2003 – 100,000), to be released in accordance with a formula based on cash flow from operations incurred during the year and upon regulatory approval. For U.S. GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company, including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv) Interest accretion and Equity Portion of Convertible Debt Instruments

The Company accounts for its convertible debentures in accordance with Canadian GAAP. Canadian GAAP requires that the issuers of financial instruments which contain both a liability and an equity component should classify the instrument’s component parts separately in accordance with the substance of the contractual arrangement upon the initial recognition of the instrument, and in accordance with the definitions of a financial liability and an equity instrument. As described in Note (6), the equity portion of the convertible debentures is accounted for separately. Interest expense is recorded for the equity portion of the instrument over the term of the debenture to its full face value. Under Canadian GAAP, the Company determined the carrying amount of the financial liability by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into common shares was then determined by deducting the carrying amount of the financial liability from the compound instrument as a whole.

Under U.S. GAAP, Accounting Principles Board Opinion No.14 (“APB No.14”) requires that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature. Under APB No.14, the debt portion of the instrument is considered to be inseparable from the conversion option. In other words, the debt and equity components of the instrument cannot exist independently of each other, therefore, they should not be accounted for as separate components unless the convertible debt is issued along with other separable securities such as detachable warrants to purchase common stock that can exist independently and may be treated as separate securities. In such cases, the proceeds of the instruments should be allocated to the two elements for accounting purposes.

The Company has determined that the bonus shares and convertible debenture (convertible into separable instruments of common shares and share purchase warrants) are separable instruments and, thus, require allocation of the proceeds of the debt offering to each instrument. The accounting guidance under EITF 00-27 suggests that the effective conversion price based upon the proceeds received for, or allocated to, convertible instruments should be used to compute the intrinsic value of the embedded conversion option. As a result, the Company allocated the proceeds received from each convertible debt offering to the underlying convertible securities (shares and warrants) and the detachable bonus shares on a relative fair value basis. Subsequently the EITF 98-5 intrinsic value model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option. The resulting bond discount is to be amortized as an interest expense over the period from the date of issuance to the stated redemption dates of the convertible

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv) Interest accretion and Equity Portion of Convertible Debt Instruments (Continued)

instrument. Upon conversion, any unamortized discount remaining should be immediately recognized as an interest expense. In addition, the share purchase warrants would be recognized upon conversion as equity, based upon the amount of proceeds allocated to the warrants according to the fair value allocation at the commitment date. The debt discount recorded for purposes of US GAAP for the conversion feature and bonus shares of the CDN $1,592,800 debenture issued in 2000, and CDN$1,577,600 debenture issued in 2002 are as follows:

2000	$832,933
2002	$944,428

The amounts were fully accreted (amortized) to interest expense upon conversion of the debentures in 2002 and 2003 respectively. With respect to the CDN$1,000,000 debenture issued in 2003, the Company calculated the beneficial conversion option by comparing the proceeds allocated to the common stock portion of the conversion option and the share purchase warrants to be received by the holder upon conversion based upon their relative fair values at the commitment date. The difference between the total proceeds and the amount allocated to the common share portion of the instrument is the intrinsic value of the embedded conversion option to be recognized upon the issuance of the convertible debenture. The calculations resulted in a debt discount for the CDN$1,000,000 debenture in 2003 of $466,667. Monthly amortization of the debt discount to be recorded over the term of the debenture is $7,777 per month.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

b)	Statements of Cash Flows

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2004	2003	2004	2003

Cash flows from operations
Canadian GAAP	$31,402	$(163,581)	$(814,028)	$(677,637)
Project development expenditures	1,092,601	377,889	1,768,590	1,740,665
Interest accretion	(10,910)	(18,184)	(32,730)	(18,184)
Debt discount	23,331	23,331	69,993	46,848
US GAAP	1,136,424	219,455	991,825	1,091,692

Cash flows from investing activities
Canadian GAAP	$(443,268)	$(332,144)	$(1,165,829)	$945,745
Project development expenditures	(1,092,601)	(377,889)	(1,768,590)	(1,740,665)
US GAAP	(1,535,869)	(710,033)	(2,934,419)	(794,920)

Cash flows from financing activities
Canadian GAAP and US GAAP	$386,280	$425,103	$1,932,679	$1,152,787

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

c)	Loss Per Share

For all periods indicated, the options and warrants outstanding are anti-dilutive and, therefore, diluted loss per share equals basic loss per share. Under U.S. GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year. At September 30, 2004, there were 100,000 (2003 – 100,000) shares in escrow.

d)	Joint Venture

The Company has interests in jointly controlled entities, which has been proportionately consolidated in the Company’s financial statements (Note 2 (a)). For purposes of U.S. GAAP, the Company’s interests would be accounted for by the equity method. Net income, earnings per share, and shareholder’s equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company’s interest in the jointly controlled entities, except to the extent of the development costs of the jointly controlled entities of $55,783, which would be expensed under U.S. GAAP.

e)	Marketable Securities

Under FASB Statement No.115, equity securities that have readily determinable fair values must be classified into one of two categories: available-for-sale, or trading and they must be measured at fair value. Holding gains and losses for trading securities are to be included in earnings, while holding gains and losses for available-for-sale securities must be excluded from earnings and reported as a net amount in a separate component of shareholder equity until realized. The Company classifies its equity securities as trading securities for U.S. GAAP purposes. As such, the reporting of trading profits and losses, and unrealized profits and losses, based upon fair value adjustments, are included in the Company’s earnings or losses. Unrealized holding gains would not be recognized under Canadian GAAP. However, under U.S. GAAP, the purchase and sale of trading securities would be recorded as cash inflows and outflows from operating activities on the consolidated statements of cash flows. Under Canadian GAAP, the cash inflows and outflows from trading securities are recorded as investing activities.

f)	Recent Accounting Developments

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for financial instruments entered into or modified after May 31, 2003. As the statement does not affect the classification or measurement of convertible bonds, which are similar to the Company’s convertible debentures, the adoption of FAS No. 150 has no effect on the consolidated financial statements.

SEA BREEZE POWER CORP.

(Formerly International Powerhouse Energy Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

16.	SUBSEQUENT EVENTS

Subsequent to September 30, 2004:

a)

On October 27, 2004, the Company granted incentive stock options to directors, employees and consultants to purchase 2,421,978 common shares of the Company at $0.90 per share until October 27, 2006. One third of the options vest immediately, one third vest after six months and one third vest after 18 months from the date of grant.

b)

Kowiek Creek, the hydroelectric project was written down to $1 during the year ended December 31, 2003. On December 23, 2004 the Company transferred its interest to Kowiek Creek Resources Inc. in consideration of $450,000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FR and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

SEA BREEZE POWER CORP.

Date: February 23, 2005	By: /s/ Paul Manson

British Columbia, Canada	President and Director

CERTIFICATIONS

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paul Manson, certify that:

1.	I have reviewed this Registration Statement on Form 20-F of Sea Breeze Power Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.

Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any changes in the company’s internal control over financial reporting that occurred during the period covered by the registration statement that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation, of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 23, 2005	/s/ Paul Manson

Paul Manson

Chief Executive Officer

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jan Campfens, certify that:

1.	I have reviewed this Registration Statement on Form 20-F of Sea Breeze Power Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.

Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any changes in the company’s internal control over financial reporting that occurred during the period covered by the registration statement that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation, of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 23, 2005                                                                       /s/ Jan Campfens

Jan Campfens

Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18, 1979.(1)
1.2	Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon Resource Corporation dated September 12, 1985.(1)
1.3	Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.(1)
1.4	Certificate for GHZ Resource Corporation Ltd changing name to Canadian Reserve Gold Corporation dated June 9, 1994.(1)
1.5	Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources Ltd. dated April 17, 1996.(1)
1.6	Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp. dated December 10, 1998.(1)
1.7	Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy Corp. dated September 17, 2001.(1)
1.8	Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power Corp. dated July 29, 2003.(1)
1.9	Articles of Incorporation dated July 8, 1988.(1)
1.10	Altered Memorandum of the Registrant dated June 6, 2003.(1)
4.1	Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.(1)
4.2	Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy Inc.(1)
4.3	Agreement dated October 20, 2003 respecting project management of VRB/ESS.(1)
4.4	Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission project.(1)
4.5	Sublease dated March 27, 2003 respecting the office space located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, Canada.(1)
4.6	Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of power.(1)
4.7	Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.(1)
4.8	Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.(1)

4.9	Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.(1)
4.10	Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony O. Duggleby.(1)
4.11	Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and Inverness Management Group Inc.(1)
4.12	Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.(1)
4.13	Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.
4.14	Share Option Plan dated June 25, 2004.
4.15	Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher.
4.16	Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc.
4.17	Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of Finance.
8.0	List of Subsidiaries.

(1)        Previously included as an Exhibit to the Registrant’s Form 20-FR filed on July 1, 2004.

EXHIBIT 4.14

SEA BREEZE POWER CORP. (the “Company”)

SHARE OPTION PLAN

Dated for Reference June 25, 2004

ARTICLE 1

PURPOSE AND INTERPRETATION

Purpose

1.1                   The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the TSX Venture Exchange (or “TSX Venture”) (the “TSX Venture Policies”) and any inconsistencies between this Plan and the TSX Venture Policies whether due to inadvertence or changes in TSX Venture Policies will be resolved in favour of the latter.

Definitions

1.2	In this Plan

Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)             any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii)            any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX Venture;

Company means the Corporation named at the top hereof and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

(i)            provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)            provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

(iii)          in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)            has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner;

Directors means the directors of the Company as may be elected from time to time;

Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

Effective Date for an Option means the date of grant thereof by the Board;

Employee means:

(a)             a Person who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)            a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)             a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Insider means

(i)              an insider as defined in the TSX Venture Policies or as defined in securities legislation applicable to the Company;

(ii)            an Associate of any person who is an Insider by virtue of §(i) above;

Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

Listed Shares means the number of issued and outstanding shares of the Company that have been accepted for listing on the TSX Venture, but excluding dilutive securities not yet converted into Listed Shares;

Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;

Officer means a duly appointed senior officer of the Company;

Option means the right to purchase Common Shares granted hereunder to a Service Provider;

Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto;

Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

Optionee means the recipient of an Option hereunder;

Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

Participant means a Service Provider that becomes an Optionee;

Person means a company or an individual;

Plan means this Share Option Plan, the terms of which are set out herein or as may be amended;

Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

Regulatory Approval means the approval of the TSX Venture and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Person Service Providers;

Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

Shareholders Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;

TSX Venture means the TSX Venture Exchange and any successor thereto; and

TSX Venture Policies means the rules and policies of the TSX Venture as amended from time to time.

ARTICLE 2

SHARE OPTION PLAN

Establishment of Share Option Plan

2.1        There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates. Unless otherwise agreed by the holders thereof, any share options granted by the Company before the date of this Plan, are not included hereunder or affected hereby.

Maximum Plan Shares

2.2       The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan is 8,205,463 Common Shares, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies.

Eligibility

2.3       Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture and the Company is obtained.

Options Granted Under the Plan

2.4        All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5        Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6        Subject to §2.9, the following restrictions on issuances of Options are applicable under the Plan:

(a)            no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Listed Shares (unless the Company is classified as a Tier 1 Issuer by the TSX Venture and has obtained Disinterested Shareholder Approval under §2.9(a)(iii) to do so);

(b)           no Options can be granted under the Plan if the Company is designated “Inactive” (as defined in TSX Venture Policies) by the TSX Venture;

(c)             the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

(d)           the aggregate number of options granted to any one Consultant in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX Venture.

Options Not Exercised

2.7       In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

2.8        The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to

(a)           allot Common Shares for issuance in connection with the exercise of Options;

(b)	grant Options hereunder;

(c)	subject to Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under the Plan unless as a result of a change in TSX Venture Policies or the Company’s tier classification thereunder;

(d)           delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e)           may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9        The Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a)             the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

(i)              the aggregate number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the Listed Shares;

(ii)            the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Listed Shares; or

(iii)           in the case of a Tier l Issuer only, the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of Listed Shares; or

(b)           any reduction in the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1        The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2         An Option can be exercisable for a maximum of 10 years from the Effective Date for a Tier 1 Company, or five years from the Effective Date for a Tier 2 Company.

Option Amendment

3.3         Subject to §2.9(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company’s shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.4         An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in §3.2.

3.5         Any proposed amendment to the terms of an Option must be approved by the TSX Venture prior to the exercise of such Option.

Vesting of Options

3.6         Subject to §3.7, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:

(a)             the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(b)            remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period.

3.7        If the Company is a Tier 2 Issuer and the Plan Shares exceed 10% of the Listed Shares, any Options granted under the Plan will vest in accordance with the vesting schedule attached as Schedule B and may be exercised only after vesting.

Vesting of Options Granted for Investor Relations Activities

3.8        Subject to §3.7, Options granted to Consultants conducting Investor Relations Activities will vest:

(a)             over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b) such longer vesting period as the Board may determine.

Variation of Vesting Periods

3.9         At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in §3.7 and §3.8, subject to Regulatory Approval.

Optionee Ceasing to be Director, Employee or Service Provider

3.10       No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)           in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)           in the case of a Tier 1 Company, Options granted to any Service Provider must expire within 90 days after the date the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company;

(c)            in the case of a Tier 2 Company, Options granted to a Service Provider conducting Investor Relations Activities must expire within 30 days of the date the Optionee ceases to conduct such activities, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities,

(d)           in the case of a Tier 2 Company, Options granted to an Optionee other than one conducting Investor Relations Activities must expire within 90 days after the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company; and \

(e)            in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Non Assignable

3.11      Subject to §3.10(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.12      The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)             in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)            in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)             in the event of any change of the Common Shares as constituted on the datehereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)           in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.12(d);

(e)             an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative;

(f)              the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.12(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)            if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.12, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company’s principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4

COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1         Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2	An Optionee who wishes to exercise his Option may do so by delivering

(a)             a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)            cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3       As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Company is a Tier 2 Issuer, or the Exercise Price is set below the then current market price of the Common Shares on the TSX Venture, the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four-month TSX Venture hold period commencing the date of the Option Commitment.

ARTICLE 5

GENERAL

Employment and Services

5.1         Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2       The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3        The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

5.4       The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Effective Date”) SEA BREEZE POWER CORP. (the “Company”) has granted to __________________________________________ (the “Service Provider”) , an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, __________ (the “Expiry Date”) at a Exercise Price of Cdn$____________ per share.

At the date of grant of the Option, the Company is classified as a Tier ____ company under TSX Venture Policies.

Optioned Shares will vest and may be exercised as follows:

____________ In accordance with the vesting provisions set out in Schedule B of the Plan

or

____________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment. [A Tier 1 Company may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company’s shares rather than below.]

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/MANAGEMENT COMPANY EMPLOYEE] __________________________________ of the Company, entitled to receive Options under TSX Venture Exchange Policies.

SEA BREEZE POWER CORP.

Authorized Signatory

SCHEDULE B

SHARE OPTION PLAN

VESTING

SCHEDULE

1.                      Options granted pursuant to the Plan to Directors, Officers and all Employees employed by the Company will vest as follows:

(a)	1/3 of the total number of Options granted will vest immediately;

(b)            a further 1/3 of the total number of Options granted will vest six months after the date of grant; and

(c)             the remaining 1/3 of the total number of Options granted will vest eighteen months after the date of grant.

2.                      Options granted to Consultants retained by the Company pursuant to a short term contract or for a specific project with a finite term, will be subject to such vesting provisions determined by the Board of Directors of the Company at the time the Option Commitment is made, subject to Regulatory Approval.

Exhibit 4.15

THIS PURCHASE AND SALE AGREEMENT is made July 15 2004.

BETWEEN:

SEA BREEZE POWER CORP., a corporation governed by the law of British Columbia,

(the “Purchaser”)

-and-

CRYSTALLEX INTERNATIONAL CORP a corporation governed by the laws of British Columbia,

(“Crystallex”)

-and-

KAMAKA RESOURCES LTD., a corporation governed by the laws of British Columbia

(“Kamaka Resources”)

-and-

PETER DASLER, an individual resident at the City of Delta, in the Province of British Columbia,

(“Dasler”)

(Kamaka Resources and Dasler are referred to collectively as ‘Kamaka”).

RECITALS:

A.

Kamaka Resources was the beneficial owner of 100% of the right, title and interest in and to certain of the Properties. Pursuant to a Mineral Property Option Agreement dated August 15, 1997, it granted First Choice Industries Ltd. (“First Choice”) a 3.75% interest (with an option to acquire a further 50% interest) and Crystallex a 30% interest.

B.

First Choice has provided Kamaka Resources with a release of its interest, such that Kamaka Resources is the beneficial owner of 70% and Crystallex is the beneficial owner of 30% of the right, title and interest in the Properties.

C.	Dasler is the legal owner of certain of the properties and holds the beneficial interests in trust for Kamaka and Crystallex.
D.

Further to the acceptance of a letter of offer from the Purchaser dated June 4, 2004 the Purchaser wishes to purchase and the Vendors have agreed to sell all of their interests in and to the Properties, subject to the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Agreement” means this agreement, including all schedules, and all references to “Article”, “Section”, or “Schedule” mean the specified Article, Section or Schedule of this Agreement;

“Effective Date” means the date of this agreement;

“NSR” means the net smelter royalty, as described in the Royalty Agreement attached as Schedule “B”

“Parties” means the parties to this Agreement, and “Party” means any one of them;

“Permitted Encumbrances” means the NSR and all requirements and obligations to any government existing at law or by regulation which arise in the ordinary course of business;

“Properties” means the mineral claims and/or the lands under them, on the lands described in Schedule “A”

“Royalty Agreement” means the royalty agreement in the form attached to this Agreement as Schedule “B”

“Transfer Documents” means bills of sales assignments instruments of transfer, deeds assurances, consents and other associated documents; and

“Vendor” means Kamaka and Crystallex as the context required and “Vendors” means both of them.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified all references to money amounts are to the lawful currency of Canada.
(b)

Governing Law –This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(d)	Including – Where the word “including” or “includes is used in this Agreement. it means “including (or includes) without limitation”.
(e)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(t)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)

Severability – If in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provisions in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)	Time – Time is of the essence in the performance of the parties respective obligations.
1.3	Knowledge

Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of such Party after reviewing all relevant records arid making due inquiries regarding the relevant matter of all relevant directors, officers arid employees of the Party.

1.4	Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement.

Schedule “A”	Properties
Schedule “B”	Royalty Agreement

ARTICLE 2

PURCHASE AND SALE OF THE PROPERTIES

2.1	Purchase and Sale of the Properties

Subject to the terms and conditions of this Agreement, the Vendors hereby sell, assign, transfer, convey and set over to the Purchaser all of the Vendors’ right, title, estate and interest in and to the Properties described in Schedule “A”, including all contracts, permits, reports, data, information and surveys pertaining thereto, to have and hold the same absolutely, together with all benefit and advantage to be derived therefrom.

2.2	Purchase Price and Payment

In consideration for the Properties acquired by the Purchaser pursuant to the terms and conditions of this agreement the Purchaser shall transfer, or cause to be issued to the Vendors the total sum of $250,000 paid in five equal annual payments as follows (70% to Kamaka Resources and 30% to Crystallex), subject to Section 2.3:

	(a)	$50,000 on the Effective Date;
	(b)	$50,000 on the first anniversary of the Effective Date;
	(c)	$50,000 on the second anniversary of the Effective Date;
	(d)	$50,000 on the third anniversary of the Effective Date; and
	(e)	$50,000 on the fourth anniversary of the Effective Date.
2.3	Early Payment of the Purchase Price

The purchase price may be paid earlier at any time however the Purchaser shall maintain the Properties for five years from the date of full and final payment of the Purchase Price. Until payment of the full Purchase Price, all mineral exploration work carried out on the Properties will be recorded for mineral claim assessment purposes.

2.4	Reservation of Royalty

The Vendors hereby reserve an NSR on production for the Properties, on the terms and conditions set forth in the Royalty Agreement. The Parties hereby agree to execute the Royalty Agreement concurrently with the execution of this Agreement.

2.5	Transfer Documents

Concurrently with the execution of this Agreement, the Vendors shall deliver duly executed Transfer Documents in such form acceptable to the Purchaser as shall be necessary or desirable to effectively transfer the Property to the Purchaser. These documents shall be held in trust by legal counsel until the final payment is made. If the final payment is not made, or the purchasing party is in default of any terms of this agreement prior to such final payment and has not remedied such default within the prescribed period, the documents shall be returned to the Vendors in accordance with the terms of the Escrow Agreement.

2.6	Default

In the event the Purchaser is in default of any of its obligations in respect of this agreement after the Effective Date until the full Purchase Price has been paid in full the Vendors may issue to the Purchaser a default notice (the “Default Notice”) specifying in reasonable detail the default and requiring the default to be remedied within 30 days. If the Purchaser has failed to remedy the default in such 30 day period, the Vendors may take back the Properties in full satisfaction of any further obligations of the Purchaser pursuant to this Agreement. On demand for the return of such Properties, the Purchaser shall forthwith return the Properties to the Vendors without encumbrance or lien except a may have been on the Properties as at the Effective Date or as may have been created by, through or under the Vendors. On such return of the Properties, this Agreement shall terminate.

ARTICLE 3

CONDITIONS PRECEDENT

3.1	Conditions Precedent in favour of the Purchaser

The obligation of the Purchaser to close and complete the purchase of the Properties is subject to the following conditions which the Purchaser agrees have been complied with as of July 15, 2004:

(a)	the Purchaser shall have received a satisfactory title opinion from its legal counsel;
(b)	the Purchaser shall have received all necessary regulatory approvals for the purchase;
(c)	any consents, rights of first refusal or other re on the transfer, sale or assignment of the Properties shall have been waived or complied with;
(d)	the Purchaser shall have had the opportunity to review and be shall be satisfied with, all agreements relating to the Properties;
(e)	the Purchaser shall have had the opportunity to review all books, records, files, reports and analytical data in the possession of the Vendors relating to the Properties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Represent and Warranties of The Vendors

The Vendors represents and warrant to the Purchaser the matters set out below. No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Vendors in or pursuant to this Agreement.

(a)	Kamaka Resources at Crystallex, are each a body corporate duly organized and validly subsisting;
(b)	The Vendors have full power and authority to:
(i) own, lease or be licencee of their property and assets;

(ii)	carry on their business as now conducted and at duly licensed or qualified to carry on business in the Province of British Columbia; and
(iii)	enter into this Agreement;

(c)

the execution and delivery of this Agreement and the consummation, subject to the terms and conditions provided in this Agreement and compliance with the terms and provisions hereof do not and will not:

	(i)	result in the breach of or violate any term or provisions of the charter, by-laws or governing documents of the Vendors;
(ii)

conflict with result in a breach of. constitute a default under or accelerate or permit the acceleration of the performance required by any agreement instrument, licence, permit or authority to which the Vendors are a party or by which result in the creation of any lien charge or encumbrance upon any of the Properties under any such agreement or instrument or give to others any interest or rights in respect of any of the Properties including rights of purchase, termination, cancellation or acceleration under any such agreement, instrument, licence permit or authority; or

	(iii)	violate any provision of any applicable law or administrative regulation or any judicial or administrative orders award, judgement or decree;
(d)	all necessary corporate authorizations have been obtained for the execution of this Agreement and for the performance of the Vendors obligations hereunder;
(e)

this Agreement has been duly executed and delivered by the Vendors and all documents to be executed by the Vendors and delivered to the Purchaser in connection with this Agreement shall be duly executed and d by the Vendors, and this Agreement and such documents do and shall constitute legal, valid and binding obligations of the Vendors, enforceable against them in accordance with their respective terms;

(f)

the Properties are accurately described in Schedule “A” and the mining claims have been duly and validly staked, recorded and issued pursuant to all applicable laws and regulations in British Columbia and are in good standing;

(g)

The Vendors have not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent commission or other similar forms of compensation with respect to the transaction contemplated by this Agreement for which the Purchaser shall have any obligation or liability whatsoever;

(h)

subject only to this Agreement arid Permitted Encumbrances, all of the Properties are owned by or licensed to the Vendors as the absolute 100% beneficial owner or licencee, as the case may be, by good and valid title and there are no actions, suits, proceedings or claims pending or threatened with respect to or in any manner challenging the ownership, licence or disposition of the Properties, as the case may be, or the exercise of any rights that are derived or attached thereto and good and valid title as aforesaid to the Properties will vest in the Purchaser as a result of the consummation of the transaction herein contemplated in accordance with the provisions of this Agreement and upon the conditions precedent set out in this Agreement being fulfilled or waived, as the case may be, free and clear of any and all mortgages liens, charges, security interests, adverse claims, pledges or other encumbrances, interests, claims or demands of. any kind or nature whatsoever;

(i)	The Vendors are the sole beneficial holders of the Properties and to the best of the Vendors’ knowledge, there is no adverse claim or challenge against or to ownership of or title to the Properties;
(j)

The Vendors have not mortgaged, pledged, assigned sold, transferred or otherwise disposed of or encumbered any interest in any of the Properties in any manner whatsoever other than as otherwise disclosed in the Agreement, no person has any agreement, right or option or any right or privilege (whether by law, pre emptive, by contract or otherwise) capable of becoming an agreement, right or option to acquire from the Vendors any interest in any of the Properties. including any agreement creating a royalty or other interest whatsoever in production from the Properties, save and except the NSR;

(k)

except for the Permitted Encumbrances, there are no royalties, production payments, liens, charges or encumbrances in favour of nor is any of the Properties subject to reduction by virtue of the conversion or other alteration of the interest of any person;

(l)

to the Vendors’ knowledge, there are no outstanding notices of violation or alleged violation of the provisions of any agreement, instrument. licence, lease, permit, legislation or authority in respect of the Properties including the lands that are the subject of licences have, in all material respects, been explored in accordance with all agreements, instruments, licences. leases, permits, legislation or authorities that relate to or affect them;

(m)	The Vendors have performed, observed and satisfied, in all material respects, all of its duties, liabilities, obligations and covenants required to be satisfied performed or observed by it under and:
(i)	are not in default under or in breach of;
(ii)	are not aware of any other party that is in default under or in breach of; and
(iii)	to the Vendors’ knowledge, no event has occurred that with the lapse of time or action by a third person or both. could result in a default under or breach of;

the terms of any agreement. instrument, licence, permit, lease, legislation or authority pertaining to any of the Properties, but not including this Agreement;

(n)

to the Vendors’ knowledge, all laws, regulations and orders of any federal, provincial, municipal or other governmental department, commission or other instrumentality thereof having jurisdiction over the Properties have been complied with in all material respects;

(o)

to the Vendors’ knowledge, all property, production and similar taxes and assessments based on or measured by the ownership of or otherwise relating in any material to any of the Properties have been properly and fully paid and discharged;

(p)

there are no actions, suits or proceedings commenced or, to the knowledge of the Vendors, contemplated or potential affecting the Vendors or any of the Properties at law or in equity or before or by any federal, provincial, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which involve or affect the title to or ownership or licence of any of the Properties and the Vendors are not aware of any existing grounds upon which any such actions suits or proceedings may be commenced;

(q)

subject to the Purchaser’s compliance with the payments, covenants, conditions and stipulations contained in this Agreement, applicable legislation or regulations of the Province of British Columbia and the Permitted Encumbrances, the Purchaser may enter into and upon, hold and enjoy the Properties for its own use and benefit, without any lawful interruption by any person claiming by, through or under the Vendors;

(r)	no part of the Properties is subject to any accrued obligations that have not been satisfied or permanently waived except as otherwise described or referred to in this Agreement;
(s)

there are no material authorizations for expenditures pursuant to which expenditures are or may be required nor any other material financial commitments that are now outstanding or due or that may hereafter become due in respect of any of the Properties or operations in respect thereof, other than as previously specifically disclosed to the Purchaser by the Vendors in writing or herein;

(t)

other than the Permitted Encumbrances or this Agreement, there are no contracts, agreements, guarantees or other instruments of a material nature to which the Vendors are a party or by which they are bound or that may otherwise affect the Properties;

(u)

The Vendors have no information or knowledge of any facts relating to the Properties that they have not herein or previously disclosed in writing to the Purchaser and that, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transaction contemplated by this Agreement;

(v)

all documents and agreements of whatsoever nature and kind materially affecting the Properties or title to the Properties or future production or revenue from the Properties of which the Vendors are aware or to which the Vendors are a party have been herein or previously disclosed in writing to the Purchaser;

(w)	the Properties does not constitute all, or substantially all, of the Vendors assets; and

(x)	The Vendors are not non-resident persons within the meaning of section 116 of the Income Tax Act (Canada).
4.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors the matters set out below.

(a)	The Purchaser is a body corporate duly organized and validly subsisting under the laws of British Columbia;
(b)	The Purchaser has full power and authority to:
	(i)	own, lease or be licensee of its property and assets;
	(ii)	carry on its business as now conducted by it; and
	(iii)	enter into this Agreement;

(c)

the execution and delivery of this Agreement and the consummation, subject to the terms and conditions provided in this Agreement and compliance with the terms and provisions hereof do not and will not:

	(i)	result in the breach of or violate any term or provision of the charter, by-laws or governing documents of the Purchaser;
(ii)

conflict with, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by any agreement, instruction licence, permit or authority to which the Purchaser is a party; or

	(iii)	violate any provision of any applicable law or administrative regulation or any judicial or administrative order, award, judgement or decree;
(d)	all necessary corporate authorizations have been obtained for the execution of this Agreement and for the performance of the Purchaser’s obligations hereunder; and
(c)

this Agreement has been duly executed and delivered by the Purchaser and all documents to be executed by the Purchaser and delivered to the Vendors in connection with this Agreement shall be duly executed and delivered by the Purchaser, and this Agreement and such documents do and shall constitute legal, valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms.

4.3	Survival

The representations and warranties of the Parties as set forth in this Article shall survive for a period of 2 years from the closing of the transactions contemplated by this Agreement. Notwithstanding this limitation, any claim which is based on misrepresentation or fraud may be brought at any time.

4.4	Indemnity and Limitation of Liability

The Vendors and the Purchaser each indemnify the other from and against any and all third party liabilities, claims or actions and all losses, damages, costs or expenses of any kind or nature whatsoever that the other may suffer or incur as a result of the breach or failure of any covenant or warranty contained in this Agreement, or in any certificate or other document furnished pursuant to this Agreement. Notwithstanding the foregoing, the liability of any individual Vendor hereunder for losses, damages, costs or expenses of any kind or nature whatsoever suffered or incurred as a result of the breach or failure of any covenant, representation or warranty contain in this Agreement or in any certificate or other document furnished pursuant to this Agreement shall be limited in the aggregate, to the total amount received by such Vendor on account of the purchase price hereunder.

4.5	No Merger

The representations, warranties, covenants and indemnities set forth herein shall also apply with respect to any obligations of the Vendors under any assignments, transfers, conveyances, novations or other documents conveying any of the Properties from the Vendors to the Purchaser. The Purchaser shall have full right of substitution and subrogation in and to all covenants, representations and warranties by others heretofore given or made in respect of the Properties or any part thereof and which the Vendors have the benefit of. The obligations in this Section 4.5 shall survive any termination of this Agreement.

ARTICLE 5

GENERAL

5.1	Expenses

Except as otherwise provided in this Agreement each Party shall pay its costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

5.2	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Purchaser at:

Sea Breeze Power Corp.

1400 - 601 W. Hastings Street

Vancouver, BC V68 5A6

Attention: Paul Manson

Fax: (604) 689-2990

(b)	in the case of a Notice to Crystallex at:

Crystallex International Corp.

Suite 1210 — 18 King Street East

Toronto, ON MSC 1C4

Attention: President

Fax:	(416) 203-0099

(c)	in the ease of a Notice to Kamaka at:

Kamaka Resources Ltd.

5639, 45th Avenue

De1ta BC V4K 1L5

Attention: Peter Dasler

Fax:	(604) 940-1591

And E-mail: pdasler@dccnet.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

5.3	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

5.4	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties except to an Affiliate or a wholly owned subsidiary.

5.5	Deposit

First Choice has posted reclamation certificate in the amount of $4,000 in respect of the Properties (the “Reclamation Bond”). The Vendors shall use reasonable commercial efforts to promptly cause First Choice to assign to the Purchaser the Reclamation Bond.

5.6	Interim Payments

Until the transfers for the Properties are registered with the appropriate governmental agencies, Dasler will provide blanket documentation to authorize the Purchaser or its agent to make all necessary payments required to continue the Properties in good standing with the British

Columbia government. The transfer papers shall be held by Osler, Hoskin & Harcourt LLP, Calgary, Alberta, until the full and final payment of the purchase price in accordance with the escrow agreement.

5.7	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Patty) and permitted assigns.

5.8	Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.9	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Remainder of this page intentionally left blank]

IN WITNESS OF WHICH the Parties have duly executed this purchase and Sale Agreement

SEA BREEZE POWER CORP.

By:	“signed”
Name: Paul Manson
Title: President

KAMAKA RESOURCES LTD.

By:	“signed”
Name: Peter Dasler
Title: President

CRYSTALLEX INTERNATIONAL CORP.

By:	“signed”
Name: Todd Bruce
Title: President & CEO

“signed”
PETER DASLER

SCHEDULE “A”

PROPERTIES

Tenure Number	Claim Name	Owner Number	Owner Percent-tage	Map Number	Work Recorded To	Status	Mining Division	Area
342338	KNOB #1	106154	70%	102116E	2006.11.16	Good Standing 2006.11.16	11 Nanaimo	12 un
342339	KNOB #2	106154	70%	102116E	2006.11.16	Good Standing 2006.11.16	11 Nanaimo	16 un
342340	KNOB #3	106154	70%	102116E	2006.11.17	Good Standing 2006.11.17	11 Nanaimo	12 un
342341	KNOB 4	106154	70%	102116E	2006.11.18	Good Standing 2006.11.18	11 Nanaimo	20 un
347091	KNOB 5	106154	70%	102116E	2006.06.13	Good Standing 2006.06.13	11 Nanaimo	20 un
347092	KNOB 6	106154	70%	102116E	2006.06.14	Good Standing 2006.06.14	11 Nanaimo	20 un
347093	KNOB 7	106154	70%	102116E	2006.06.16	Good Standing 2006.06.16	11 Nanaimo	20 un
358356	HAWK 1	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358357	HAWK 2	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358358	HAWK 3	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358359	HAWK 4	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358360	HAWK 5	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358361	HAWK 6	106154	100%	102116E	2004.07.27	Good Standing 2004.07.27	11 Nanaimo	1 un
358892	BLUFF 1	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358893	BLUFF 2	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358894	BLUFF 3	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358895	BLUFF 4	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358896	BLUFF 5	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358897	BLUFF 6	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358898	BLUFF 7	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358899	BLUFF 8	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358900	BLUFF 9	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358901	BLUFF 10	106154	100%	102109E	2006.08.29	Good Standing 2006.08.29	11 Nanaimo	1 un
358902	BLUFF 11	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un

358903	BLUFF 12	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358904	BLUFF 13	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358905	BLUFF 14	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358906	BLUFF 15	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358907	BLUFF 16	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358908	BLUFF 17	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358909	BLUFF 18	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358910	BLUFF 19	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un
358911	BLUFF 20	106154	100%	102109E	2006.08.30	Good Standing 2006.08.30	11 Nanaimo	1 un

ESCROW AGREEMENT

THIS AGREEMENT is made this 27 day of July, 2004.

BETWEEN:

Sea Breeze Power Corp., a body corporate

(“Sea Breeze”)

- and —
Crystallex International Corp. a body corporate
(“Crystallex”)

.- and —

Kamaka Resources Ltd., a body corporate

(“Kamaka Resources”)
- and —
Peter Dasler, an individual resident at the City of Delta
(“Dasler”)

(Kamaka Resources and Dasler collectively referred to as

“Kamaka”)

- and —
Osler, Hoskin & Harcourt LLP, a limited liability partnership
(the “Escrow Agent”) .

RECITALS:

A.

Sea Breeze, Crystallex and Kamaka have entered into a Purchase and Sale Agreement dated July 15, 2004 (the “Sale Agreement”), pursuant to which the Purchaser has agreed to acquire the Properties from the Vendors.

B.	It is a condition of the Sale Agreement that the Parties and the Escrow Agent execute and deliver this Agreement at Closing.

C.	At Closing, the Purchaser is obligated to deposit the Transfers with the Escrow Agent, and the Transfers are to be held and applied in accordance with the provisions hereof.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Unless otherwise provided in this Agreement, all capitalized terms shall have the meanings ascribed thereto in the Sale Agreement. Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Agreement” means this escrow agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

“Escrow Agent” means Osler, Hoskin & Harcourt LLP.

“Expiry Date” means the date of the final payment of the Purchase Price pursuant to the Sale Agreement.

“Parties” means the Vendors and the Purchaser.

“Transfers” means these specific conveyances and registerable transfers pursuant to which the Vendors transfer legal title to the Properties to the Purchaser, as delivered to the Escrow Agent.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)

Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.
(c)

Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)

No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(h)

Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day . following if the last day of the period is not a Business Day.

1.3	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the parties pertaining to the Escrow Agent’s obligations regarding the Transfers and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the parties except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

ARTICLE 2

CLAIMS

2.1	Notice of Default

In the event Vendors issue to Purchaser a Default Notice, Vendors shall concurrently deliver a copy of the Default Notice to Escrow Agent together with evidence of delivery of the Default Notice to the Purchaser.

2.2	Default Notice Undisputed Default

If a Default Notice delivered to the Purchaser and the Escrow Agent and the Purchaser does not dispute the Default Notice by notice in writing to the Vendors and the Escrow Agent, the Escrow Agent is hereby authorized and directed to deliver to the Vendors or as they may otherwise direct, on request from the Vendors, the Transfers. The Transfer shall not be delivered to the Vendors if the Purchaser provides notice in writing to the Escrow Agent and the Vendors that it disputes or has rectified the default referred to in the Default Notice prior to delivery of the Transfers to the Vendors.

2.3	Notice of Payment

Upon payment in full of the Purchase Price, the Purchaser may deliver to the Vendors and the Escrow Agent notice of such payment (which notice when delivered to Escrow Agent shall include evidence of delivery of the notice to the Vendors). Following two (2) Business Days following receipt of such payment notice, Escrow Agent shall deliver the Transfers to the Purchaser.

2.4	Disputed Claims

If either the Vendors or Purchaser notifies the other Parties and the Escrow Agent in writing that it disputes any notice referred to in Section 2.2 or 2.3 above prior to the delivery of the Transfers, then the Escrow Agent shall not deliver to either of the Parties the Transfers and the Purchaser, on the one hand, and the Vendors, on the other hand, shall endeavor in good faith to settle and compromise such dispute. If the Purchaser, on the one hand, and the Vendors, on the other hand, are unable to agree on any settlement or compromise or on submission to arbitration, such dispute shall be settled by arbitration in accordance with this Agreement. The Transfers shall be delivered as determined by such arbitration.

2.5	Joint Notice

The Escrow Agent may at any time act on the joint instructions of the Parties.

ARTICLE 3

THE ESCROW AGENT

3.1	Appointment of Escrow Agent

The Purchaser and the Vendors hereby appoint Osler, Hoskin & Harcourt LLP to serve as escrow agent, on the terms and conditions set forth in this Agreement and the Escrow Agent accepts such appointment on such terms and conditions.

3.2	Resignation and Removal of Escrow Agent
(a)

The Escrow Agent may resign by giving notice in writing of such resignation to the Purchaser, specifying a date not less than 60 days after the date of such notice when such resignation shall become effective.

(b)	The Escrow Agent may be removed at any time with the written consent of the Purchaser and the Vendors.
(c)

If the Escrow Agent resigns or is removed, the Purchaser and Vendors shall appoint, as soon as possible, a successor Escrow Agent. Any successor Escrow Agent shall be deemed to have qualified as Escrow Agent and to have accepted the responsibilities hereunder when such successor shall have executed multiple counterparts of this Agreement and shall have delivered one counterpart to the Purchaser and the Vendors. Upon such qualification and acceptance, the rights, powers, duties and obligations of the original Escrow Agent hereunder shall be possessed and assumed by the successor Escrow Agent with the same effect as though such successor had originally been the Escrow Agent under this Agreement.

(d)

The Purchaser and the Vendors acknowledge that Escrow Agent has acted as counsel to the Purchaser. Escrow Agent shall be free to continue to act for Purchaser in connection with this matter, including with respect to any dispute respecting the Transfers, the Sale Agreement or this Agreement.

3.3	Liability of Escrow Agent
(a)

The Escrow Agent undertakes to perform such duties and obligations and only such duties and obligations as are expressly set forth herein, and no other or implied duties or obligations shall be read into this Agreement.

(b)	The Escrow Agent may rely upon any instrument or signature that the Escrow Agent believes in good faith to be genuine and to have been presented or signed by the proper party or parties.
(c)

The Escrow Agent may consult with counsel and any advice or written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with such advice or opinion.

(d)

The Escrow Agent, its directors, officers, employees, shareholders and agents shall not have any liability or responsibility in connection with any representations, warranties or covenants of other parties contained in, or any other provisions of, the Sale Agreement.

(e)

The Escrow Agent, its directors, officers, employees, shareholders, partners and agents shall not be liable to any Person, in tort, contract or otherwise, in connection with any matter pertaining to the Escrow Account, arising from the exercise by the Escrow Agent of any powers, authorities or discretion conferred under this Agreement, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima-facie, properly executed, any diminutive, depreciation of, or loss to, the Transfers incurred by reason of any action or failure to act of the Vendors or the Purchaser, or any other Person to whom the Escrow Agent has, with the consent of the Purchaser and the Vendors, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former Escrow Agent to redress any breach of trust or any failure by the Vendors or the Purchaser to perform their respective duties under this Agreement), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Escrow Agent or any of its directors, officers, employees, shareholders, or agents.

(f)

If the Escrow Agent has retained an appropriate expert, adviser or counsel with respect to any matter connected with its duties under this Agreement, the Escrow Agent may act or refuse to act based on the advice of such expert, adviser or counsel, and the Escrow Agent shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or counsel.

(g)

In the exercise of the powers, authorities or discretion conferred upon the Escrow Agent under this Agreement, the Escrow Agent is and shall be conclusively deemed to be acting as Escrow Agent and shall not be subject to any personal liability for any debts, liabilities, Obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Transfers, the Sale Agreement or this Agreement.

(h)

None of the provisions contained in this Agreement shall require the Escrow Agent to expend its own funds except to the extent that such expenditures become necessary as a result of the Escrow Agent’s gross negligence or wilful misconduct.

ARTICLE 4

                INDEMNIFICATION AND FEES

4.1	Indemnification
(a)

The Vendors hereby agrees to indemnify the Escrow Agent and each of its directors, officers, employees, shareholders, partners and agents against any and all liabilities attributable to any act or omission of the Vendors that may arise by reason of its acting as Escrow Agent under this Agreement excluding, however, liabilities arising out of the Escrow Agent gross negligence or wilful misconduct.

(b)

The Purchaser hereby agrees to indemnify the Escrow Agent and each of its directors, officers, employees, shareholders, partners and agents against any and all liabilities attributable to any act or omission of the Purchaser that may arise by reason of its acting as Escrow Agent under this Agreement excluding, however, liabilities arising out of the Escrow Agent’s gross negligence or wilful misconduct.

(c)

Each of the Purchaser and Vendors jointly and severally agrees that it shall be liable to, and shall indemnify and save harmless the Escrow Agent and each of its directors, officers, employees, shareholders and agents in respect of:

(i)

any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Escrow Agent or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Vendors or the Purchaser and the Escrow Agent’s execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(ii)

all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Escrow Agent in respect of the administration of this agreement;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Escrow Agent or any of its directors, officers, employees, shareholders, partners or agents. The indemnities in this Section 4.1 shall each survive the removal or resignation of the Escrow Agent or the termination of this Agreement.

4.2	Fees and Expenses
(a)

For its services hereunder, the Escrow Agent shall be entitled to its fees charged in the ordinary course. The Fees shall be paid by the Purchaser. In addition to the Fees, the Purchaser shall reimburse the Escrow Agent for all reasonable expenses, disbursements, charges and costs whatsoever incurred by the Escrow Agent hereunder, including without limitation, wire transfer fees, copy costs, brokerage fees, commissions and reasonable legal fees, incurred by the Escrow Agent in connection with carrying out its duties to maintain this Agreement or in the enforcement of this Agreement.

(b)

The Purchaser and the Vendors agree that if the Escrow Agent shall incur or suffer any other reasonable costs, charges, damages or legal fees on account of being Escrow Agent hereunder (including, without limitation, costs, charges, damages and reasonable legal fees as a result of litigation involving this Agreement or the Escrow Amount), then such costs, charges, damages or fees (including, without limitation, reasonable legal fees incurred by the Escrow Agent in connection with any such litigation) shall be paid by the Purchaser promptly upon written demand from the Escrow Agent and shall bear interest at 12% per annum from the date that the Purchaser and the Vendors receives such written demand until received by the Escrow Agent.

ARTICLE 5

ARBITRATION

5.1	Arbitration
(a)	Any dispute arising in connection with the obligations of the Escrow Agent shall be finally settled under the Arbitration Act (Alberta):
	(i)	by one arbitrator nominated jointly by the Escrow Parties involved in the dispute;
(ii)	in Calgary, Alberta;
(iii)	in the English language; and
(iv)	the laws of Alberta shall govern.

(b)

For purposes of this Agreement, a dispute shall include a difference between any of the Escrow Parties as to the interpretation, application or administration of this Agreement, any failure to agree where agreement between the Escrow Parties is called for and any dispute which this Agreement specifically provides shall be arbitrated where the Escrow Parties are unable to resolve a dispute.

ARTICLE 6

GENERAL

6.1	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail: .

(a)	in the case of a Notice to the Vendors at:
Sea Breeze Power Corp.
1400 — 601 W. Hastings Street
Vancouver, BC V6B 5A6
		Attention:	Paul Manson
		Fax:	(604) 689-2990
CC:		Osler, Hoskin & Harcourt LLP
1900, 333 — 7 Avenue SW
Calgary, AB T2P 2Z1
		Attention:	Mark R. Smith
(b)	in the case of a Notice to the Purchaser at:
Crystallex International Corp.
Suite 1210 - 18 King Street East
Toronto, ON M5C 1C4
		Attention:	President
		Fax:	(416) 203-0099
And
Kamaka Resources Ltd. and Mr. Peter Dasler
5639, 45 Avenue
Delta, BC V4K I L5
		Attention:	Peter Dasler
		Fax:	(604) 940-1591
		And Email:	pdasler@dccnet.com
(c)	in the case of a Notice to the Escrow Agent at:
Osler, Hoskin & Harcourt LLP
1900, 333 — 7 Avenue SW
Calgary, AB T2P 2Z1
		Attention:	Mark R. Smith
		Fax:	(403) 260-7024

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

6.2	Parties in Interest

This Agreement is binding upon and is for the benefit of the Parties and their respective successors and permitted assigns. This Agreement is not made for the benefit of any person not a party to this Agreement, and no Person other than the Parties or their respective successors and permitted assigns shall acquire or have any right, remedy or claim under or by virtue of this Agreement.

6.3	Assignment- Successors and Assigns

No party shall assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other parties.

6.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

6.5	Further Assurances

The parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

6.6	Counterparts

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

6.7	Termination

This Agreement shall terminate upon the occurrence of the earlier of (i) the Expiry Date; (ii) the agreement on the part of the Purchaser and the Vendors to such effect; and (iii) the delivery to the Purchaser or the Vendors of the Transfers.

IN WITNESS WHEREOF the Parties have duly executed this Agreement.

SEA BREEZE POWER CORP.
By: (signed) “Paul Manson”
Name: Paul Manson
Title: President

CRYSTALLEX INTERNATIONAL CORP.
By: (signed) “Todd Bruce”
Name: Todd Bruce
Title: President & CEO

KAMAKA RESOURCES LTD.
By: (signed) “Peter Dasler”
Name: Peter Dasler
Title: President

OSLER, HOSKIN & HARCOURT LLP

By:
Name:
Title:

SCHEDULE”B”

THIS ROYALTY AGREEMENT is made July 15 , 2004

BETWEEN:

SEA BREEZE POWER CORP., a corporation governed by the laws of British                                 Columbia,

(“Sea Breeze”)
-and-
CRYSTALLEX INTERNATIONAL CORP., a corporation governed by the laws of British Columbia, .
(“Crystallex”)

- and -

KAMAKA RESOURCES LTD., a corporation governed by the laws of British

Columbia,
(“Kamaka Resources”)
- and -

PETER DASLER, an individual resident at the City of Delta, in the Province of                                   British Columbia,

(“Dasler”)
(Kamaka Resources and Dasler are referred to collectively as “Kamaka”)

RECITALS:

A.

Pursuant to Section 2.4 of a purchase and sale agreement (the “Purchase and Sale Option Agreement”) dated July 1 5, 2004 between Sea Breeze, as Purchaser and Crystallex and Kamaka as Vendors, the Vendors reserved a Net Smelter Royalty on production for the mineral claims on the Properties.

B.	The Parties to the Purchase and Sale Agreement agree that the NSR shall be calculated and paid on the terms and conditions set out in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below. Terms not otherwise defined in this Agreement have the meaning given them in the Purchase and Sale Agreement.

“Agreement” means this agreement, including all schedules, and all references to “Article”, “Section”, or “Schedule” and, unless otherwise specified, mean the specified Article, Section or Schedule of this Agreement;

“Calendar Quarter” means each three month period ending March 31, June 30th, September 30th and December 31st of each calendar year;

“Mineral Price Quotation” means the final sale price for a Product as quoted on the London Metals Exchange, published in Metals Weekly or a similar publication as reasonably determined by Payor;

“Net Smelter Royalty” or “NSR” means, the amount payable for a Calendar Quarter in respect of all the Products calculated as follows: the specified percentage multiplied by the sum of the average Mineral Price Quotation for each of the Products for the Calendar Quarter, multiplied by the total number of appropriate units of measurement of each of the Products beneficiated by the Payor or credited by the smelter, refiner or other bona fide purchaser to the Payor during that Calendar Quarter, less the deductions set forth in Section 2.3;

“Payor” means the Purchaser, who may produce and sell Products from the Properties, from which the Royalty Holders are entitled to receive the NSR;

“Products” means all ore mined by the Payor from the Properties;

“Properties” means the mineral claims and underlying lands described in Schedule “A” to the Purchase and Sale Agreement;

“Purchaser” means Sea Breeze;

“Royalty Holders” means the Vendors or their successors or assigns, who are entitled to receive the NSR; and

“Vendor” means Kamaka and Crystallex as the context required and “Vendors” means both of them.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency - Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.
(c)

Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

(d)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(e)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(f)	No Strict Construction— The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(h)

Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Time — Time is of the essence in the performance of the Parties’ respective obligations.
(j)

Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

ARTICLE 2

RESERVATION OF ROYALTY

2.1	Net Smelter Royalty

The Royalty Holders are entitled to receive a 5% NSR in respect of the production of minerals within, upon, or under the Properties, calculated and paid net of all costs of production and smelting, while the Properties are under the control of Sea Breeze Power Corp. or its successors.

2.2	Quarterly Payment

The NSR will be payable on or before the 45th day following each Calendar Quarter. Each such quarterly payment to the Royalty Holders shall be accompanied by a statement in reasonable detail showing the calculation of the payment.

2.3	NSR Deductions

In calculating the NSR, the Payor is entitled to deduct the following costs, to the extent incurred and borne by the Payor:

(a)

all custom milling, smelting, minting and refining costs, treatment charges and penalties including, but without being limited to, metal losses and penalties for impurities as well as any costs for weighing, sampling and assaying of Products in preparation for shipment to a smelter, refinery or purchaser;

(b)

all costs of transporting the Products from the Properties to places of treatment and ultimately, to bona fide purchasers, including, without restricting the generality of the foregoing, any and all costs of insurance in respect thereof;

(c)	all costs and expenses of converting leach solutions into cathodes, doré or other similar products, including without limitation, costs of electrowinning;
(d)	all sampling, assaying and representation charges in connection with sampling and assaying carried out after the Products have left the Properties; and
(e)

taxes of any kind, including any and all royalties levied by any government, sales taxes levied on the Products or on their production of sale, but excluding income taxes, if such charges are actual costs payable out of the proceeds received from a bona fide purchaser or are shown as deductions therefrom.

2.4	Arm’s Length Provision

If smelting and/or refining are carried out in facilities owned or controlled by the Payor, charges, costs and penalties for such operations, including transportation, shall be the amount that the Payor would have incurred if such operations were carried out at facilities not owned or controlled by the Payor then offering similar custom services for comparable products on prevailing terms.

2.5	Proportional Share of NSR

Kamaka Resources shall be entitled to a 70% interest and Crystallex a 30% interest in the NSR payable pursuant hereto.

2.6	NSR Cap and Termination

The maximum payments to be made by the Payor pursuant here is $5,000,000, and this Agreement and all obligations to pay the NSR shall terminate upon payments of that amount having been made.

2.7	Option to reduce the NSR

At any time, the Payor may exercise the option to acquire a portion of the NSR as follows:

(a)	acquire 20% of the original NSR, reducing the 5% NSR to a 4% NSR, by a payment of $500,000 made to the Royalty Holders (70% as to Kamaka Resources and 30% as to Crystallex); and
(b)	acquire a further 20% of the original NSR, reducing the 4% NSR to a 3% NSR, by an additional payment of $500,000 made to the Royalty Holders (70% as to Kamaka Resources and 30% as to Crystallex).

2.8	Receipts of Smelted Mineral Sales

When the Payor receives proceeds of sale for smelted minerals, the Payor will receive the Royalty Holders’ share of those funds due under the NSR as trustee for the Royalty Holders, and will provide the Royalty Holders with a statement in written or electronic format showing in reasonable detail the manner in which proceeds were calculated.

2.9	Records and Inspection
(a)	For as long as the NSR is due under this Agreement, the Payor will keep records in sufficient detail to permit the determination of NSR paid and payable to the Royalty Holders.
(b)

The Payor will permit the Royalty Holders or their authorized representative, upon 48 hours notice to have access to and to examine during ordinary business hours, the Payor’s books and records reasonably associated with the Products, as may be necessary to verify or determine the calculation of the NSR and payments paid or payable to the Royalty Holders.

ARTICLE 3

GENERAL

3.1	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

	(a)	in the case of a Notice to Sea Breeze at:
Sea Breeze Power Corp.
1400 — 601 W. Hastings Street
Vancouver, BC V6B 5A6
Attention: Paul Manson
Fax: (604) 689-2990
	(b)	in the case of a Notice to Crystallex at:
Crystallex International Corp.
Suite 1210 — 18 King Street East
Toronto, ON M5C I C4
Fax: (416) 203-0099
.	(c)	in the case of a Notice to Kamaka at:
Kamaka Resources Ltd.
5639 45th Ave
Delta, BC V4K 1L5
Attention: Peter Dasler
Fax: (604) 940-1591
And e-mail : pdasler@dccnet.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

3.2	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

3.3	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties except to an Affiliate or a wholly owned subsidiary.

3.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

3.5	Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

3.6	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have duly executed this Royalty Agreement.

SEA BREEZE POWER CORP.
By: (signed) “Paul Manson”
Name: Paul Manson
Title: President

CRYSTALLEX INTERNATIONAL CORP.
By: (signed) “Todd Bruce”
Name: Todd Bruce
Title: President & CEO

KAMAKA RESOURCES LTD.
By: (signed) “Peter Dasler”
Name: Peter Dasler
Title: President

(signed) “Peter Dasler”	(seal)
PETER DASLER

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Exhibit 4.16

SETTLEMENT AND RELEASE AGEEEMENT

KANAKA BAR INDIAN BAND

a “band” as defined under the Indian Act, R.S.C. 1985

and having its administrative offices at

P.O. Box 400, Lytton,, British Columbia V0K 1Z0

(“Kanaka”)

OF THE FIRST PART

AND:

KWOIEK CREEK RESOURCES INC.

a company incorporated pursuant to the laws of the

Province of British Columbia and having its registered office located at

Suite 400, 999 West Broadway, Vancouver, British Columbia V5Z 1K5

(“KCR”)

OF THE SECOND PART

AND:

SEA BREEZE POWER CORP.

a company incorporated pursuant to the laws of the

Province of British Columbia and having its registered and records office located at

Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia

(“Sea Breeze”)

OF THE THIRD PART

AND:

POWERHOUSE DEVELOPMENTS INC.

a company incorporated pursuant to the laws of the

Province of British Columbia and having its registered and records office located at

Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia

(“Powerhouse”)

OF THE FOURTH PART

WHEREAS:

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A.	Kanaka is a Band as defined under the Indian Act, R.S 1985.
B.	KCR is a company wholly-owned and controlled by and for the benefit of Kanaka.
C.	Sea Breeze is a company that specializes in the business of financing, building, and operating renewable energy projects.
D.	Powerhouse is a wholly-owned subsidiary of Sea Breeze.
E.

Kwoiek Creek is located about 14 kilometres south of Lytton, British Columbia and flows into the Fraser River from the west. The creek is wholly within the traditional territory of Kanaka and part of the creek runs through Kanaka’s reserve lands.

F.	In or about 1990 Kanaka initiated a plan to develop the hydroelectric potential of Kwoiek Creek (the “Project”).
G.	In or about 1993, Powerhouse forwarded a proposal to enter into negotiations with Kanaka to construct and operate the Project.
H.	The parties purported to enter into an agreement dated July 27, 1994 whereby the parties agreed to negotiate a joint venture agreement to develop and construct the Project (the “Option Agreement”).
I.	In or about May 2002, Kanaka incorporated KCR for the purpose of obtaining the project approval certificate and water license application
J.	On or about November 20, 2002, Kanaka terminated negotiations with Powerhouse, taking the position the Option Agreement is void for uncertainty and not enforceable against Kanaka.
K.	On or about December 17, 2002, Powerhouse notified Kanaka that it did not accept the termination of negotiations and claimed that the Option Agreement was enforceable.
L.	In or about 2003, Powerhouse became a wholly owned subsidiary of Sea Breeze.
M.

On or about March 19, 2004 Kanaka and KCR notified Sea Breeze that they were about to commence legal action against Sea Breeze, and enclosed a draft Statement of Claim that they intended to file in the Vancouver Registry of the Supreme Court of British Columbia.

N.

The parties subsequently entered into negotiations in an attempt to settle their respective disputed claims against each other in relation to the Project (the “Disputed Claims”) without necessity of court action.

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O.	This Settlement and Release Agreement contains the terms on which the parties have agreed to settle the Disputed Claims.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), it is agreed as follows:

1.	Lump Sum Payment

KCR will pay the sun $450,000.00 (FOUR HUNDRED & FIFTY THOUSAND DOLLARS) to Sea Breeze on or before Dec 17, 2004, ( the “Lump Sum Payment”).

2.	Deliver Documents

Sea Breeze and Powerhouse will deliver and transfer to KCR ownership of all documents, data, and information listed in Schedule “A” in respect of the Project (the “Documents”) immediately upon KCR making the Lump Sum Payment to Sea Breeze.

3.	Document Warranty

Sea Breeze and Powerhouse • represent and warrant to Kanaka and KCR that the Documents include all documents in their possession related to the Project. If Sea Breeze or Powerhouse locate additional documents relating to the Project that are not listed in Schedule “A”, they agree to immediately forward such documents to Kanaka and KCR. If Kanaka or KCR forms the reasonable opinion that certain documents relating to the Project may be missing from Schedule “A”, Sea Breeze and/or Powerhouse agree to use reasonable commercial efforts to locate and deliver the missing documents that are under the care and control of either Sea Breeze or Powerhouse, to KCR.

4.	Title to Documents

Upon KCR making the Lump Sum Payment to Sea Breeze, title to the Documents will pass to KCR.

5.	Project Proponent

Upon KCR making the Lump Sum Payment to Sea Breeze, Sea Breeze and Powerhouse will not purport to have any interest in respect of the Project, including by way of representations to third parties, governmental agencies arid former consultants, and will otherwise cooperate with KCR in respect of KCR’s representations to third parties, governmental agencies and former consultants that KCR is the sole proponent of the Project.

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6.	Termination

In the event KCR is unable to make the Lump Sum Payment to Sea Breeze on or before December 17, 2004, this Settlement and Release Agreement will terminate and the parties will be at liberty to pursue their respective Disputed Claims. In that event, the parties agree that this Settlement and Release Agreement shall not be used by any party as an admission of any fact or position with respect to the validity of the Option Agreement or in respect of any of the Disputed Claims. For greater certainty, in the event of termination, the parties agree that this Settlement arid Release Agreement shall not be admissible in any court proceedings with respect to the Disputed Claims.

7.	Sea Breeze/Powerhouse Release

In consideration of the foregoing and upon KCR making the Lump Sum Payment to Sea Breeze, Sea Breeze and Powerhouse hereby release and forever discharge Kanaka and KCR, their members directors officers, shareholders affiliates, subsidiaries, employees, agents, and. representatives of and from all manner of actions, causes of action, suits, debts, accounts, covenants, contracts, claims, damages and demands whatsoever, whether known or unknown, that Sea Breeze and/or Powerhouse has had, now has, or which any of its predecessors, or successors, or any of them, hereafter can, shall, or may have against Kanaka and/or KCR, for or by reason of’ any cause, matter, or thing whatsoever in connection with the Project or the Disputed Claims.

8.	KCR/Kanaka Release

In consideration of the foregoing and upon Sea Breeze and Powerhouse’s delivery to KCR of the Documents, Kanaka and KCR hereby release and forever discharge Sea Breeze and Powerhouse, their subsidiaries, directors, officers, shareholders, affiliates, employees, agents, and representatives of and from all manner of actions, causes of action, suits, debts, accounts, covenants, contracts, claims, damages and demands whatsoever, whether known or unknown, that Kanaka and/or KCR have had, now have, or which any of their predecessors, or successors, or any of them, hereafter can, shall, or may have against Sea Breeze and/or Powerhouse, for or by reason of any cause, matter, or thing whatsoever in connection with the Project or the Disputed Claims.

9.	No Admission

It is expressly understood and agreed that the settlement herein is a compromise over the Disputed Claims and the covenants, agreements and payments contained herein shall not be construed as an admission of liability on the part of any of Kanaka, KCR, Sea Breeze, or Powerhouse by whom liability is expressly denied.

5

10.	Kanaka Representation and Warranty

Kanaka hereby covenants with and represents and warrants to, the other parties, and acknowledges and confirms that the other parties are relying on such covenants, representations and warranties in connection with entering into this Settlement and Release Agreement as follows:

(a)	it has the legal power capacity and authority to execute and deliver this Settlement and Release Agreement for and on behalf of all Kanaka members; and
(b)

it has duly authorized, executed and delivered this Settlement and Release Agreement and the Settlement and Release Agreement is a legal arid binding obligation of Kanaka enforceable in accordance with its terms.

I1.	KCR Representation and Warranty

KCR hereby covenants with, and represents and warrants to the other parties, and acknowledges and confirms that the other parties are relying on such covenants, representations arid warranties in connection with entering into this Settlement and Release Agreement as follows:

(a)	it is a duly organized and validly existing corporation in good standing under the laws o British Columbia; and
(b)

it has the corporate power and authority to execute and deliver this Settlement and Release Agreement and perform its obligations thereunder, and has taken all necessary corporate action to authorize its execution, delivery and performance.

12.	Sea Breeze Representation and Warranty

Sea Breeze hereby covenants With, and represents and warrants to, the other parties and acknowledges and confirms that the other parties are relying on such covenants representations and warranties in connection with entering into this Settlement and Release Agreement as follows:

(a)	it is a duly organized and validly existing corporation in good standing under the laws of British Columbia and
(b)

it has the corporate power and authority to execute and deliver this Settlement and Release Agreement and perform its obligations thereunder, and has taken all necessary corporate action to authorize its execution, delivery and performance.

6

13.	Powerhouse Representation and Warranty

Powerhouse hereby covenants with, and represents and warrants to, the other parties, and acknowledges and confirms that the other parties are relying on such covenants, representations and warranties in connection with entering into this Settlement and Release Agreement as follows:

(a)	it is a duly organized and validly existing corporation in good standing under the laws of British Columbia
(b)

it has the corporate power and authority to execute and deliver this Settlement and Release Agreement and perform its obligations thereunder, and has taken all necessary corporate action to authorize its execution, delivery, and performance;

(c)	it has good title to the Documents; and
(d)	there are no outstanding debts to any third party or consultant who prepared the Documents.
l4.	Dispute Resolution
(a)

Negotiation. Each party will endeavour to resolve any disputes in respect of the interpretation, performance or modification of this Settlement and Release Agreement informally and as between the parties. If a dispute between the parties arises and any party gives notice to the other parties of such dispute, then such dispute will be referred to a committee comprised of two persons, one from KCR and one from Sea Breeze, which will meet within fifteen (15) days of the date of such notice to discuss and attempt to resolve the dispute. If the dispute is resolved by such committee the parties will confirm the resolution of the dispute in writing within such fifteen (15) day period.

(b)

Mediation. If a dispute between the parties arises which has not been resolved in accordance with the provisions of Section 14(a) within fifteen (15) days of the first written notice of the dispute, the parties will attempt to resolve the dispute by participating in a structured negotiation conference with a mediator under the Commercial Mediation Rules of the British Columbia International Commercial Arbitration Centre except that the parties may agree upon the identity of a mediator other than that appointed by the said Centre.

(c)

Arbitration. If the dispute between the parties has not been resolved through mediation contemplated in Section 14(b) hereof and any party gives notice to the other parties to that effect, the matter in dispute will be referred to a single arbitrator under the British Columbia

7

Commercial Arbitration Act, R.S.B.C. 1996, c. 55, whose decision thereon will be binding, final and conclusive.

15.	Counterparts

This Settlement arid Release Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together form one and the same instrument

16.	Time of the Essence

Time is of the essence of this Settlement and Release Agreement.

l7.	Entire Agreement

This Settlement and Release Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein.

18.	Enurement

This Settlement and Release Agreement enures to the benefit of and is binding the parties and their respective heirs, predecessors, successors, administrators, and permitted assigns.

19.	Amendment

No amendment to the terms and conditions of this Settlement and Release Agreement will be valid arid binding on the parties unless made in writing and signed by an authorized representative of each of the parties.

20.	Non-Waiver

No provision of this Settlement and Release Agreement will be deemed to be waived unless such waiver is in writing. Any waiver of any default committed by any of the parties hereto is limited to such default and will not extend to any other default.

21.	Assignment

This Settlement and Release Agreement is not assignable without the prior written consent of the other parties. Any attempt to assign any of the rights, duties, or obligations of this Settlement and Release Agreement without written consent is void.

8

22.	Headings

The division of this Settlement and Release Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Settlement and Release Agreement.

23.	Governing Law

This Settlement and Release Agreement is governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and the parties irrevocably and exclusively attorn to the jurisdiction of the Courts of the Province of British Columbia.

24.	Further Assurances

Each party will, at any time and from time to time, upon request by any other party, execute and deliver such further documents and do such further acts and things as the other party may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Settlement and Release Agreement.

25.	Severability

It is intended that. all provisions of this Settlement and Release Agreement will be fully binding and effective between the parties, but in the event that any particular provision or provisions or part of one is found to be void, voidable, or unenforceable for any reason whatever, then the particular provision or provisions will be deemed severed from the remainder of this Settlement and Release Agreement and all other provisions Will remain in force.

26.	Notices

Any notice required or permitted to be given pursuant to this Settlement and Release Agreement must be in writing and must be addressed as first above written or to such other address as may be specified from time to time by notice to the other parties Notices may be given by personal delivery or by registered mail, postage prepaid, or by facsimile transmission All notices will be deemed to have been received when delivered or transmitted, or, finalized, five clays after the day of mailing.

27.	Transmission by Facsimile

The parties agree that this Settlement and Release Agreement may be transmitted by facsimile and that the reproduction of signatures by facsimile will be treated as binding.

9

Each party undertakes to provide the other party with a copy of this Settlement and Release Agreement bearing original signatures forthwith upon demand.

28.	Force Majeure

No party will be held responsible for damages caused by delay or failure to perform its obligations under the terms of this Settlement and Release Agreement when the delay or failure is due to fires, strikes, floods acts of God, civil insurrection, lawful acts of public authorities, or delays or defaults caused by common carriers, which cannot reasonably be foreseen or provided against.

IN WITNESS WHEREOF this Settlement and Release Agreement has been executed by the Parties as of September 15, 2004.

KANAKA BAR INDIAN BAND	KWOIEK CREEK RESOURCES INC.

By: “signed”	By: “signed”
Authorized Signatory	Authorized Signatory

James Frank, Chief	James Frank, Chief
Print Name & Title	Print Name and Title

By: “signed”	CERTIFIED TRUE COPY
Authorized Signatory	“signed”

Evelyn Mitchell, Councillor

Print Name & Title

POWERHOUSE DEVELOPMENTS INC.	SEA BREEZE POWER CORP.

By: “signed	By: “signed”
Authorized Signatory	Authorized Signatory
Paul B. Manson, President	Paul B. Manson, President
Print Name & Title	Print Name and Title

10

SCHEDULE A

KWOIEK CREEK PROJECT DOCUMENTS\

DELIVERED TO THE KANAKA BAR BAND

1)	1 CD containing environmental files
2)	Environmental Documents contained in 12 folders as per attached list.
3)	Other File & Paper Documents contained in 32 folders as per attached list.
4)	Financial Analyses contained in 1 folder

5)	Report – Kwoiek Creek Hydroelectric Project – 138 kV Transmission Line by Ian Hayward International Ltd.
6)	Maps as follows (In package):
•	Kwoiek Creek Watershed – TRIM Basemaps, sheets # 0921001, 2, 3, 11, 12, 13 and 21
•	Kwoiek Creek Watershed Restoration Plan
•	Nikaia Creek Watershed Restoration Plan
•	ABM Engineering Services – Survey of Road Along Kwoiek Creek – Plan and Profile
•	Kwolek Creek Project – artist’s rendition of proposed structures
•	Powerhouse area topographic map at a scale of 1:2,000 (3 copies)
•	Intake area topographic map at a scale of 1:2,000 (4 copies)

11

ENVIRONMENTAL DOCUMENTS

Folders and files included on this CD – yellow highlight items are in folder as paper only, there is no electronic copy

Filenames in each folder (subfolders indented)	Notes and/or description
CDC Data
29datapr.doc	Filed codes for CDC
Bot_rec.dbf	Species occurrence references and notes for CDC
JJSOURCE.doc	CDC references
KAM_MER.DBF	Kamloops/Merritt species occurrences and info from CDC search
Listdef.doc	CDC listing status and definitions
Rank.doc	CDC rank and status and definitions

December 2001 Cd for govt
Kwoiek Stream Features.ppt
Kwoiek Transects.ppt
Site visit 19 Oct 01.ppt

Drawings
IRCKwoiek, DWG	AutoCAD drawing of study sites
Kwoiek Creek Intake.DWG	AutoCAD drawing
Kwoiek Creek Watershed.DWG	AutoCAD drawing
Kwoiek Creek.DWG	AutoCAD drawing

Fish Data
Fish aging report	Paper only of 2001 fish collection data
Fish HIS data.xls	2001 habitat and fish data
Fish observations.xls	In Kwoiek Ck: snorkelling Mar 7, 2001, Gee trap March, May, Oct 2001, Electrofish May, July, Aug, Oct 2001, angling May, Oct 2001
NOTICE TO ANGLERS.doc	Public Notification of transmitters and tagged fish, contact info
Radiotelemetry.xls	May-Dec 2001 telemetry info for 4 bull trout

Hydrography and Flume
Flume 23 Oct 2001.xls	Water elevation readings at hydrometer station Transect in flume – depth, rev, velocity, discharge, total
Flume Apr. 30 2001.doc	Transect data in flume
Flume May 10 and 17 2001.doc	Transect data in flume
Flume measurements.xls	Velocity and depth in flume along transects, various dates Graph of depth vs. distance
Hydrograph with min flow scenarios.xls	Data and graphs
KWMETER13 09 01 Lake.xls	Transect data
Nov 2000.doc	Field study 8-14 Nov 2000: 9 transects, physical conditions and stream features between outlet and mouth

12

Lake Bathmetry Study
BATH779,XLS	Depth transect data at various points – July 1999
CHOCHIWA.DWG	AutoCAD topo drawing of Chochiwa Lake
JOHNGEOR.DWG	AutoCAD topo drawing of John George Lake
KHAKLEPT.DWG	AutoCAD topo drawing of Kha and Klept Lake
KOKWASK.DWG	AutoCAD topo drawing of Kokwaskey Lake
KWOIEKLK.DWG	AutoCAD topo drawing of Kwoiek Lake
STUKAL.DWG	AutoCAD topo drawing of Stukalait Lake

March 2001 Progress Report
March 2001 tables.xls	Data, graphs etc. – temperature, TGP, transects, flume data, fish, snow/ice
March 2001.doc	Methods and report for above

Meetings and Agency Correspondence
DerekComments.doc	No relevant data
Kwoiek Hydro Project July 401 Meeting.aml	No relevant data
Kwoiek Proposed Studies June 2001.doc	Update of environmental studies and TOR for further studies: wildlife, vegetation, fish, hydrology (flow/quality)
Kwoiek Timeline JulyAug 2001.doc	Draft schedule of environmental studies as above July-Aug 2001
KwoiekDec11min.doc	No relevant data
MELP response June 8 2001.doc	No relevant data
Responses to Agency Comments June 2001.doc	No relevant data
Responses to DFO June 2001.doc	No relevant data
Site Visit.doc	No relevant data

Miscellaneous
CARMANAH.DOC	Kwoiek Ck modified channel prescription assessment and level 1 fish habitat assessment procedure Oct 1999, final report March 2000

Photographs
Scanned Aug 2001	27 jpg photos
Scuzzy	6 jpeg photos
Site Visit 19 Oct 2001	23 jpg photos
Transects	30 jpg photos
77 individual .bmp photos

Presentations – mostly contain photos
Apr 10 2001 IRC.ppt
Jan2001 public meeting.ppt
Kwoiek27 Aug 2001.ppt
Kwoiek Bridge Photos.ppt
Kwoiek pictures.ppt
Kwoiek Transects 2000.ppt

13

KwoiekMay 30,2001.ppt
May 2 2001.ppt
Scuzzy Creek.ppt

Temperature – all contain raw data plus first 10 pages printed out
Air Temperature Data
Bridge 3 May01 to Nov01.xls	Every 2h, 82pp
Bridge 3 Nov01 to Nov02.xls	Every 1h, 152 pp
Hydrometric Stn May01 to Nov 01.xls	Every 2h, 37 pp
Hydrometric Stn Nov01 to Nov02.xls	Every 1h, 141pp
Intake Jun01 to Oct01.xls	Every 2h, 29pp
Intake Oct01 to Nov02.xls	Every 1h, 96pp
Kwoiek Lake May 01 to Oct01.xls	Every 2h, 37 pp
Kwoiek Lake Oct01 to Nov02.xls	Every 1h, 158 pp
Water Temperature Data	Printouts for page 1 of each in folder K-58, site investigations - environmental
Bridge 1 Mar01 to Nov01.xls	Every 2h, 57 pp (printouts in with air temp printouts)
Bridge 2 Mar01 to Nov01.xls	Every 2h, 57 pp
Bridge 2 Nov01 to Nov02.xls	Every 2h, 83 pp
Bridge 3 Mar01 to Nov01.xls	Every 2h, 57 pp
Bridge 3 Nov01 to Nov02.xls	Every 2h, 83 pp
Hydrometric Stn Mar01-Nov01.xls	Every 15 min, 405 pp
Hydrometric Stn Mar01-Nov01.xls	Every 2h, 58 pp
Intake Mar01 to Oct01.xls	Every 2h, 53 pp
Intake Oct01 to Nov02.xls	Every2h, 87 pp
Kwoiek Lake Botton Jun01 to Oct01.xls	Every 2h, 30 pp
Kwoiek Lake Bottom Oct01 to Nov02.xls	Every 2h, 87 pp
Kwoiek Lake Midwater Jun01 to Oct01.xls	Every 2h, 30 pp
Kwoiek Lake Midwater Oct01 to Nov02.xls	Every 2 h, 87 pp
Kwoiek Lake Surface Jun01 to Oct01.xls	Every 2h, 30 pp
Kwoiek Lake Surface Oct01 to Nov02.xls	Every 2 h, 87 pp
Lytton Bridge Mar01 to Nov01.xls	Every 2 h, 57 pp
Lytton Bridge Nov01 to Nov02.xls	Every 2 h, 83 pp
North Kwoiek Creek May01 to Oct01.xls	Every 2h, 39 pp
North Kwoiek Creek May01 to Oct01.xls	Every 2h, 93 pp

Transects
Survey cross sections	Fax showing each transect
Kwoiek Creek Rebar coordinates.doc	List of co-ordinates

14

Kwoiek Discharge Summary.xls	Calculations at various dates and transects
Transect measurements.xls	Nov 2000 data water depth cross-section at each transect
Transect survey data.xls	Raw data water depth cross section at each transect – elevation cross-sections

Water Quality
All Hydeolab Data.xls	June-Nov 2001
Initial TGP assessment.doc	Initial assessment of Kwoiek Ck TGP, potential for biological impacts, and data collection requirements – brief report
Kwoiek Creek TGP data.eml	Email interpreting data from Fidler
TGP Raw Data.xls	1999-2002 data
Cantest Data	Paper copies only of entire report, Exact files contains data only
Cantest 2 November 2001	Paper copy only – Turbity TSS
Cantest 01 August 2001.xls	Turbity, TSS
Cantest 11 October 2001.xls	Conventional parameters, mercury, metals, microbiology
Cantest 12 December 2001.xls	Conventional parameters, mercury, metals, trace metals, microbiology
Cantest 12 September 2001.xls	Conventional Parameters, microbiology
Cantest 16 August 2001.xls	Conventional Parameters, microbiology
Cantest 16Jan2002.xls	Conventional Parameters, microbiology
Cantest 17 July 2001.xls	Conventional parameters, mercury, metals, trace metals, microbiology
Cantest 19 June 2001.xls	Conventional parameters, mercury, metals, trace metals
Cantest 22 November 2001.xls	Turbidity, TSS
Cantest 26 October 2001.xls	Electronic copy only – Turbidity, TSS
Cantest 29 August 2001.xls	Turbidity, TSS
Cantest 29 Sept 2001.xls	Turbidity, TSS
Cantest 8 November 2001.xls	Conventional Parameters, microbiology

Wildlife – some correspondence in this folder/file may be excluded
Kwoiek Creek – spotted owl location (map)	Paper copy only
Comments on information requirements by review agencies.eml	No relevant data
Fw kwoiek ck. Hydro project.eml	No relevant data
Kwoiek brief.doc	Draft environmental impact assessment for wildlife – very rough draft of baseline info
Kwoiek drainage.doc	Inventory of northern spotted owls, report, maps, field data – also 1 copy of report text only
Kwoiek hydro, May 02.doc	No relevant data
Lazio comments on Kwoiek Specs.eml	No relevant data

15

OTHER FILES AND PAPER DOCUMENTS (no electronic copies)

Folders and documents	Notes and/or description
Cost Estimates & Suppliers/Contractor Information
Memo-capital cost analysis	March 19, Apr 16, Sep 19, Nov 20, 2001, Feb 27, March 28, April 18, 2002
Thyssen mining construction – penstock	Sep 19, Oct 24, Nov 2, 2001
Thyssen Mining Construction – power tunnel	Nov 1 2001
Main Street Mining – penstock	Aug 28, Sept 7, 2001
Kwioek project comparisons	July 13 2001
Liberty & Rocky Mtn pipe – penstock	July 24 2001
Western Versatile Construction	April 12 2001
Procon Mining & Tunnelling	Aug 1 2000
Liberty & Rocky Mountain pipe	July 24 2001
Northwest Pipe Co.	July 30, 2001
Procon Mining & Tunneling Ltd.	August 1 2001
Western Versatile Construction Corp.	August 22 2001
VA Tech Hydo	September 6 2001
Main Street Mining Ltd.	September 7 2001
Ian Hayward International Ltd.	November 2001
Thyssen Mining	November 2001
Memo – Thyssen cost analyses	Nov 16, 2001
Exhibit A7 – Joint venture budget estimates and schedule	May 5, 2000
Basic project parameters
Liberty Pipe proposal	February 1995
Project storage option estimates	Nov 7, 1995
China National Machinery and equipment Imp and Exp Corp. – Kwoiek, Slollicum, CHPP
Work outline, budget estimates	June 30, 1993, Aug 2, Sept 28, 1994
Sensitivity analysis
IRR estimates	June 16 1994

Utility Companies
Correspondence with Telus	Jan 30 2001
Information from West Kootenay Power – monthly utilization and availability	Dec 18 1995
Correspondence with City of L.A., Snohomish County, Hetch Hetchy, Bonneville Power Administration and Seattle City Light re: Cascade project	Dec 1993, Jan 1994
Correspondence with Purchasing Commission re: Cascade	Jan 21 1994
Proposal from Whyeek to West Kootenay Power	July 13 1993

BC Hydro
Correspondence with BC Hydro re: right-of-way	Feb 27 2001
Copy of Jan 30 2001 letter from K-8	Jan 30 2001
Minutes of conversation re: Green Power Initiative	Feb 11 2000
Correspondence re: notice of interest to submit proposal,	Jan-Feb 1995

16

pre-submission Interconnection review and preliminary cost estimate to BC Hydro
Correspondence with accountants re: Kwoiek and CHPP	Dec 8 1994
BC Hyrdo; cost of new electricity supply document	Oct 25 1994
Notes etc. of meeting with BC Hydro Sep 28 1994	Sep-Oct 1994
Water level gauge
Kwoiek data for gauge April 2000 – Jan 2001, originally a file called “Kwk2001j.an”	Printout of data (which is not in CD under this file name)
Flow data 1994-Sep 2001	Printout of data
Data printouts 1994-2000 (gauge readings)

Hydrology Study
Manual gauge checking – data from Rod Dunstan	Faxes of his notes
Monthly energy projection estimates (M Wh) 1974-98	Data and graphs
Appendix 3 from Application
Nahatlatch mean monthly flow data 1974-93
Nahatlatch discharge below Tachewana Ck 1973-90
Kwoiek – Nahatlatch ratios and estimates; current and estimated flows and power production	Data and graphs
Kwoiek storage provision – monthly
Technical feasibility study (1995)
Project prospectus	Includes some background data
Daily streamflow printouts 1974-80
Mean monthly and 10 year low flows	Data and graphs
Nahatlatch and Kwoiek mean monthly flows 1974-99 and power potential summary	Data and graphs
Meter readings using 2 methods (Sep 2001)	Data and brief report
Site visit report – flow gauging
Discharge data along transects	2 copies
Raw data from Kwoiek gauge	Also in K-11 folder as printout from Kwk2001j.an file (which is not in CD under this file name)

Environmental Study to end of 1995
Social evaluation report from Kwoiek Ck (1995, Triton), includes data and maps	Current/baseline data: fish, wildlife, water, climate, vegetation, project impact, socioeconomic impact assessment, mitigation, further studies
Environmental baseline info summary (preliminary results) fro Kwoiek Ck project	Summary of above
Circuit location map	2 copies
Summary of field work by end of Oct 1994	Triton
Edited report – environmental and socioeconomic	Selected pages with edits
Pre-feasibility study (May 1994)
Proposed project description

17

Ministry of Environment correspondence
Email correspondence re: Nov 7 2000 field trip with govt representatives	Nov 2000
Letter from EAO to Chief James Frank and William Line	Oct 5 2000
EAO guidelines and requirements for Environmental Assessment documents	Oct 5 2000
Letter from Powerhouse to MBLP on submission of project summary	Jan 25 2000
Letters among proponents and agencies re. regulatory process	Jan – March 1999

MEMPR correspondence
Correspondence with Ministry of Energy, Mines and Petroleum Resources re. Prospectus and RFP	December 21 1994

Coast Guard and Whitewater Kayakers
Meeting with Coast Guard and Whitewater Kayakers Association of BC	January 4
Other correspondence regarding timeline, employment, right-of-way agreement	Jan-March 2002
Meeting with EAO	Feb 27 2002 – memo of minutes
Plans of weir and basin sent to DFO	Dec 8 2000
Precis of project to Steve Kukucha prior ot meeting	No data
HRDC summary of skilled trades in various regions, 3rd quarter 1994	Feb 17 1995
Letters re, meetings with Ministry of Aboriginal Affairs and MLA	Feb 7 1995
e-mailed correspondence re: flows	May-Oct 2002

Water License Application
EAO acceptance of Application for Project Approval Certificate	March 12 2001
Application for Water Licenses on Kwoiek Ck	April 17 2000
Interest from Consolidated Hydro Inc.	May 27 1999
Maps, data and graphs
Amendment of water license – various correspondence	Feb-April 2000
Meeting minutes with EAO and agencies	Dec 14 1999
Consolidated Hydro abandons application for water license	Dec 2 1999
Correspondence re. water license application fro Kwoiek Ck	Oct 8 1996
Correspondence re. increased generation license	Sep 1998-March 1999
Water license application & schedule copies	April 1999
Application for additional capacity – water license	Sep-Nov 1994
Water license application & schedules copies	July 1994
Original license application – Cooper and Assoc	Feb 26 1990

18

Mapping and Survey
Report on topo surveys of Kwoiek Ck (June 1994)
Composite orthophoto (Kwoiek Ck) with TRIM data	Full size paper copy, color
Some photos, sketches, land plan and field notes	Current and historical (1889)
Registration plan of Lot 1, Wheek IR #4	Includes maps
Kwoiek Ck project layout and field notes	Includes drawings
Field survey data (May 1994) and graph
CP Rail
Correspondence with CP Rail	Jan 2001

Archaeology
Proposal to conduct an archaeological resource overview and cultural and historical review, includes maps and appendices – IR Wilson	Feb 1 2001
Proposal from Bouchard & Kennedy for Cultrual and Heritage Review; Archaeological inventory for site

Minutes, Misc.
EAO project meeting minutes	Dec 11 2000
Agency and First Nations Energy Project Certificate meetings, with field trip, minutes and correspondence	June – Aug 2000
Correspondence and minutes of meetings with BC Hydro and contractors	May 1994

Transmission
Maps, drawings, estimates
Correspondence	June 3 1994 – March 3 2002

Penstock Costs
Data for penstock	June 7 1994
Estimates for materials, Liberty Pipe	Jan-March 1990, June 1994
Estimates, Northwest Pipe and Casing	June-July 1994
Estimates, VP Marks	June 1994
Estimates, IPSCO	June 1994

Prospectus
Draft of prospectus & outline of proposal	Sep 20 1994

Public Consultation
Photos – different areas and flow levels	1999-2000
Powerpoint printouts of environmental study info-methods, results	1994-2001
Powerpoint printouts – environmental stage 2 studies	May 30 2001

19

Photos of each transact
Photos of stream features
Notices and issues from public information meetings	Jan, April-May 2001
Project committee meeting minutes and correspondence	April 10 2001
Public consultation submissions and correspondence	Sep 2001
MEM – mineral tenure issues	April 2001
Public and First Nations consultation Stage 1 summary report	May 2001
3rd quarter report on CHPP	April 2001
Kwoiek and Nkaia watershed restoration plan meeting correspondence and minutes including contact info	April 2001
Notice on submission of application	March 20 2001
Distribution and invitation of public comment on application	March 2001
Kanaka Bar comments/feedback	March 2001
Public and agency feedback on proposed project	Jan-March 2001
Site tour planning and correspondence	Sep 2000
C. Aspinall fees & estimates	Sep 2000
Correspondence re.open house and presentation	Nov 1994 – Feb 1995

B.C. Hydro RFP and Proposal
Timeline for proposal preparation
BC Hydro RFP	Dec 10 1994
Memo – Comments by MELP re., prospectus by Western Pacific Powergen Corp. (prior Kwoiek Ck Development)	Jan 15 1992
RFP short list and SER info – Kwoiek Ck	April 4 and August 30 1995
Tables of flow data and power production
Request for additional info	May 12 1995
Project proposal – includes detailed power and revenue projections	Mar 14 1995
Capital cost guidelines
Draft copy BC Hydro “cost of new electricity supply”	Oct 25 1994
Info and correspondence on Green Generation project development	Apri 17 2000 – Nov 23 2001
Meering minutes and Powerpoint, IPABC directors and BC Hydro	Sep 27 2001
Coments on draft project specifications	Ug 24 2001
BC Hydro questionnaire on project	Aug 23 2001
List of permits and licenses, etc. for project approval
Correspondence re: BC Hydro right-of-way	Jan-Feb 2001

Misc. Electrical Info. & Estimates
Estimates from S.Y. International Trade, Export & Import Ltd.	March 2-June 17 1995
Project specs, budget estimates and data – CHPP and	Feb 1995

20

Kwoiek
Budget estimates for powerhouse and substain for Kwoiek – Asea Brown Boveri Inc.	Dec 1994 0 Jan 25 1995
Sulzer Hydro estimates and plans for Kwoiek	Dec 1994 – Jan 1995
HV Engineering budget proposal, Kwoiek	Jan 12 1995
DEC Canada, budget proposal, Kwoiek	Dec 29 1994
Budget revisions – sent to potential supply contractors	Dec 5 1994
BC Hydro – fault level info at Highland Valley	Nov 15 1994
Request for budget prices sent to supply proponents	Nov 21, 1994

Local Consultation
Correspondence with Village of Lytton and J.S. Jones	Jan-Feb 1995

Financial Assessment
Financial review of Kwoiek and CHPP – Klohn Crippen	Aug 15 2001
Memo – Financial analysis scenarios of Kwoiek project	July 10 2001
Meeting notes and info – Cascade financial assessment	March 25 1999
Correspondence and data – Kwoiek financial analysis, plus data and graphs	July 9 2001

DLAND/First Nations
Memo – Environmental Impact Assessment on Reserves	March 14 2001
EAO communication with Ashcroft Band	Feb 21 2001
List of all Kwoiek Ck First Nations contact info	Feb 14 2001
Advertising, correspondence displays and minutes re. public information meetings on Jan 17 and 18 2001	Jan-Feb 2001
Kanaka Bar Band communications with other First Nations re. the project	Feb 13, 2001
Concerns brought forth by and to First Nations	Jan 30 2001
Requests for employment, training and responses	Jan 24-26 2001
Request for information on project by Kanaka Bar Band	Jan 12 2001
TOC of project description	Jan 9 2001
Minutes – conference call with agencies	Dec 12 2000
Form letter to all First Nations from Kanaka Bar Band notifying of intended project	Dec 1 2000
Request for financial support and participation for Nlska’pamux pow-wow	Oct 25 2000
Minutes – meeting with Kanaka Bar Band	Oct 25 2000
Phone call minutes with Kanaka legal counsel	Oct 6 2000
Correspondence and information re. Designation and Leasing on Band Lands	Dec 8 1999, Mar 12 2001
Correspondence with NRCan	May 31 2000

21

Correspondence from Nlska’pamux First Nation to EAO	May 25 2001
Submission of Stage 1 public and First Nations consultation summary report (looks like some pages missing...original may have been 2-sided)	May 23 2001
Correspondence with DIAND re. comments from agencies on proposal	May 16 2001
Minutes – meeting and presentation	May 2 2001
Water license application for increased capacity	March 30 1999
Submission of application for project approval certificate to EAO	March 5 2001
Invitation for public comment to EAO on project	March 2001
Project review schedule	March 12 2001
Requests for information from Kanaka Bar Band and responses	April 25 and 27 2001
Notification of public information meetings April 30 – May 2	April 2001
Discussion notes from phone conference	April 26 2001
DIAND meetig notes and maps	April 4 2001
EAO correspondence re. advance notification and information prior to meetings	April 6 2001
Correspondence and meeting agenda, etc. re. Apr 10 2001 meeting, PACA, project scope, review	April 18

Lillooet RMP
Correspondence re. LRMP	Jan-Feb 2001
Meme-Lillooet community/LRMP open house	Feb 18 2001

CN Rail
CN Signals and communication guide	Feb 13 201
Correspondence with CN	Jan 30 2001
Info on overhead electrical crossings	Jan 29 2001

EAO Application
FACA review	May 28 2001
Agency feedback and request for additional information	May 2001
Correspondence from Nlska’pamux First Nation to EAO	May 25 2001
Project committee meeting agenda and minutes	May 30 2001
JS Jones/Teal Cedar correspondence	May 24 2001
Parks Canada comments	April 9 2001
Environment Canada comments	May 18 2001
Guidelines for Environmental Assignment reviews of small hydro projects
DIAND comments	May 2 2001
Archacology Branch comments	May 16 2001
MEM – comments and list of mineral tenures potentially affected	May 11 and Apr 18 2001

22

MoF comments	May 14 2001
BC Assets and Land Comments	April 25 2001
Ministry of Employment and Investment comments May 11 2001	May 11 2001
Land Reserve Commission comments	Apr 2001
Feedback from Fraser Valley Regional District	May 10 2001
Comments from Ashton copper prospect	May 9 2001
Public comments re access, aesthetics and recreation	May 2001
NRCan comments	May 9 2001
PACA recipients and meeting attendees	May 23 2001
Draft guidelines for identification of materials with potential ML/ARD for non mining activities in BC	May 5 2001
Draft meeting minutes from Apr 10 2001	Apr 26 2001
Correspondence re. field work	Apr 24 2001
Memo: minutes – conference call with EAO Apr 18 2001	Apr 19 2001
Correspondence and meeting agenda, etc. re. Apr 10 2001 Project committee meeting, PACA, project scope, review	April 18
List of project committee members and correspondence	Apr 3-6 2001
List of Powerhouse management personnel	March 30 2001
Memo: minutes – meeting with Pottiger Gaherty consultants	March 23 2001
Memo: minutes – draft permit schedule	March 20 2001
EAQ web publishing document requirements	Jan 2001
Correspondence and EAO acceptance of PACA	March 12, 13 2001
Correspondence re. EIA and Archaeology	Dec 27 2000, March 13 2001
Correspondence re. application for PAC to EAO	March 2-5 2001
PACA executive summary
IR Wilson correspondence re AOA	Jan 31 2001
Cathering Berris Assoc. correspondence re. CHPP	Dec 18 2000
Contact info for MELP	Dec 14 2000, Jun 21 2001
Draft minutes – agency meeting	Dec 12 2000
PACA – MELP original and revised comments	Dec 6 and Nov 23 2000
Draft minutes – agency and First nations consultation	Nov 6 2000
Correspondence re. fish meeting Oct 19 2001	Oct 1-7, Nov 29 2001
Proponent name change notification	Nov 16 2001
Memo – minutes of meeting	July 5 2001
Stage 1 review of application complete	July 4 2001
Thompson-Nicola district comments	June 25 2001
PDI responses to agency and public comments	June 13 2001
IRC responses to DFO comments	June 2001
Minutes – DFO meeting	June 5 2001

Other Stakeholders
Correspondence re. mineral tenures	May 11 2001
Feedback from Fraser Valley Regional District	May 10 2001

23

Site Investigations – Environmental
Printouts of water temperature data (1st page only)	In CD: Temperature\Water Temperature subfolder
Update of environmental studies – May 2003	Fish, wildlife, minimum flows, water quality, misc.
Copy of “Kwoiek drainage.doc” on CD (Inventory of Northern spotted owls)	In CD: Wildlife folder
Correspondence	June 12 2001 to Jan 14 2002

Project Committee:
Meeting minutes etc.	July 18 2001
Updates to specifications	July 9 2001
Grizzly bear assessment and correspondence	June 2001
Project committee meeting info, minutes, schedule and contacts for project review under Environmental Assessment Act	March-Apr 2001
Responses to DFO	June 13 2001
Responses to public and agencies	June 13 2001
Project committee meeting correspondence and minutes	May 2001
Project committee meeting minutes	April 10 2001

Input and amendments to Project Specifications
Responses to public	Aug-Sep 2001
Notification to Kanaka bar re. changes to specifications	Sep 17 2001
Coast Guard changes to specs	Sep 12 2001
MSRM and MWLAP changes	Sep 5 2001
Various miscellaneous correspondence	Sep 2001
Blast management plan	Sep 4 2001
DIAND comments and responses	May 9, Aug 2001
NRCan comments	Aug 2 2001
Draft report specifications for the Kanaka Bar Indian Bank Kwoiek Creek Hydroelectric Project	July 24 2001
Feedback on Draft report specs from DFO and EAO	August 3 2001
Feedback from public	Aug 2001
Feedback from Lytton First Nation	Aug 2001
Correspondence, comments and responses to specs following Aug 21 2001 meeting	Aug 2001
Correspondence from Kanaka Bar Band re. communication with PDI	Aug 16 2001
Memo-Kwoiek compensation flow	Aug 16 2001
Environmental Quality Assurance and Monitoring flowchart (Brilliant Expansion Project)	Aug 14 2001
Comments from IRC and EAO and correspondence	Aug 2001
EMP from Brilliant	Aug 14 2001
Vegetation and wildlife comments	July 30 2001

24

Meeting with DFO minutes	June 5 2001
DFO comments	May 28 2001
MELP comments	May 25 2001

Instream Flow Requirements
Meeting minutes and correspondence re. minimum flows for fish	Jan 19 – Aug 28 2001

EXHIBIT 4.17

PURCHASE AND SALE OF GREENHOUSE GAS EMISSIONS REMOVALS

(Knob Hill Wind Farm Project)

K0872-04-4013

This Agreement made effective September 30, 2004 by and

BETWEEN:

Sea Breeze Power Corp.

Hereinafter called “Seller”

AND:

HER MAJESTY THE QUEEN IN RIGHTS OF CANADA as represented by the

MINISTER OF THE ENVIRONMENT

Hereinafter called “the Minister’

WHEREAS, Seller intends to create direct emission removals measured and expressed in tonnes of Carbon Dioxide equivalent C02 e (“ERs”) resulting from the Knob Hill Wind Farm Project as described in Annex II (the “Project”);

AND WHEREAS the Project is anticipated to result in GHG ERs and the Seller wishes to sell the right, title and interest in, and benefits arising directly from 124 tonnes of such GHG ERs during the four year period from 2004 to 2007, in accordance with the stipulated terms and conditions and the Offer to Sell ERs;

AND WHEREAS, by this Agreement the Minister accepts the offer of the seller and wishes to purchase the right, title and interest in,, and benefits arising directly from 124,433 tonnes of such GHG ERs during the four year period from 2004 to 2007, in accordance with the stipulated terms and conditions;

THEREFORE in consideration of the respective covenants, agreements and representations, of the Parties herein contained and on the terms and subject to the conditions and mutual obligations and undertakings set forth, the parties, intending to be legally bound, agree as follows:

1.	DEFINITIONS.

For the purpose of this Agreement, unless the context otherwise requires, the following terms have the respective meaning set out below and grammatical variations of such terms have the corresponding meanings:

a)	“Agreement” shall consist of this Agreement including the Annexes and Schedules attached hereby.
b)

“Baseline” means the GHG emissions to the atmosphere that would have occurred in the absence of the Project as determined in accordance with the baseline and boundary guidance set out in the PERRL Proponent’s Application Manual.

c)

“CO2 Equivalent”, “CO2e” means the common unit of measurement for all Greenhouse Gas emissions and associated reductions as calculated in accordance with the global warming potentials taken from Intergovernmental Panel on Climate Change Second Assessment Report: Climate Change 1995.

d)

“Confracted ERs” is defined as the agreed upon maximum quantity of ERs that may be sold, transferred and assigned by the Seller and purchased by the Minister on the terms and conditions set out in this Agreement.

e)	“ER” means reduction of one metric tonne of CO2 equivalent emissions resulting from a project that meets the criteria of tins Agreement and the PERRL Proponent’s Application Manual, (v.2.1).
f)	“ER Acceptance Notice” is a document establishing the amount of ERs accepted by the Minister for delivery from the Seller in accordance with terms of this Agreement.
g)

“ER Claim Report” is a report establishing the amount of ERs submitted by the Seller for delivery to the Minister in accordance with the terms of this Agreement, the PERRL Manual and in the form and content set out in Annex III.

h)	“ER Invoice” is a document submitted from the Seller to the Minister that contains the following information:
i.	Date of Invoice
ii.	Seller’s Name
iii.	Project Name
iv	Reported ERs (quantity of tonnes achieved)
v.	Creation Period Start Date
vi	Creation Period End Date
vi	ER Vintage
viii	Price per tonne
ix	GST
x.	Total Invoice Value

i)

“Greenhouse Gas”, “GHG” means the list of gases set out in Annex A of the Kyoto Protocol. Each of the Greenhouse Gases has a different atmospheric impact that is known as its global warming potential and denominated in “CO2 Equivalents”.

j)	“Offer-to-Sell ERs” is the offer to sell project-based ERs made by the Seller to the Minister defined in Annex I.

k)	“PERRL Proponent’s Application Manual” means the Environment Canada document titled the PERRL Proponent’s Application Manual (version 2.1).
1)	“Project” is defmed as per Annex II.
l)

“Provincial Grid Marginal Emission Intensities” means the monthly emission intensities of e1ecfricity generation displaced by the Project, provided in Annex I of Appendix 1 of the PERRL Proponent’s Application Manual (version 2.1).

m)	“Reported ERs” is defined as the quantity of ERs created in a specific period as described in the ER Claim report and ER Invoice.
n)	“Term” has the meaning ascribed thereto in Section 2.01 of this Agreement.
o)	“Transferred ERs” are, upon the signing and issuance of the ER Acceptance Notice by the Minister, ERs that are acquired by the Minister from the Seller under the terms of this Agreement.
p)

“Updated ER Acceptance Notice” is a revised document establishing the updated amount of2005 and 2006 Vintage Year ERs accepted by the Minister for delivery from the Seller in accordance with terms of this Agreement, issued by the Minister to the Seller in 2008.

q)

“Updated ER Invoice” is a document submitted from the Seller to the Minister that contains the seine information as an ER Invoice and is based on the difference between the number of ERs in the Updated ER Acceptance Notice and the number of ERs in the original ER Invoice for the same Vintage Year.

r)

“Updated Provincial Grid Marginal Emission Intensities” means the updated monthly emission intensities of electricity generation displaced by the Project, to be provided by the Minister to the Seller in 2008.

s)	“Vintage Year” is defined as the calendar year in which the ER creation occurred.
2.	PURCHASE AND SALE.
2.01

This Agreement to purchase and sell the right title and interest in, and benefits arising directly from the ERs resulting from the Project pertains only to the rights to ERs associated with the agreed upon quantities of ERs set out in Section 2.02 that are created during the period of 2004 to 2007, inclusive (the “Term” of this Agreement). Nothing in this Agreement or PERRL shall be construed to limit the Seller’s right or ability to accrue, hold, transfer, transact, or otherwise deal in any right, title, or interest in, or benefit arising from: (i) the ERs created during the period of2008 to 2012, inclusive; and (ii) any ERs that are in excess of the quantities set out in Section 2.02 after the Seller’s annual delivery obligations set out in Article 3 have been met.

2.02

Seller agrees to sell, assign and transfer to the Minister in accordance with Section 3 of this Agreement, the Contracted ERs created during the years covered under the terms of this Agreement, in the amount of 124,433 tonnes CO2e at a price of $8.00 CAD per tonne as set out in Schedule 1.

Schedule 1

	Vintage Year	Contracted ERs (tonnes CO2e)	Contract Value
	2006	53,752	$430,016.00
	2007	70,681	$565,488.00
3	DELIVERY.

3.01	Subject to sections 3.13 and 3.14 the Seller agrees to deliver the Contracted ERs as set out in Schedule I and submit with each delivery an ER Claim Report.
3.02

Upon review and validation of the ER Claim Report, the Minister shall indicate the amount of ERs being accepted for delivery through the issuance to the Seller of an ER Acceptance Notice, no later than ninety (90) days after receipt of the ER Claim Report.

3.03

The Minister reserves the right to accept or refuse delivery of, or make payment for, any or all ERs claimed in the Seller’s ER Claim Report that, at the Minister’s sole discretion, do not meet the criteria set out In Section 2.2 of the PERRL Proponent’s Application Manual or the terms of this Agreement.

3.04

ER Claim Reports for 2005 and 2006 Vintage Year reductions will be calculated using the Provincial Grid Marginal Emission Intensities provided in Annex 1 of Appendix 1 of the PERRL Proponent’s Application Manual (version 2.1). The ER Claim Report for 2007 Vintage Year reductions will be calculated using the Updated Provincial Grid Marginal Emission Intensities to be provided by the Minister to the Seller in 2008.

3.05

Upon receipt of the ER Acceptance Notices issued for 2005 and 2006 Vintage Year reductions, the Seller shall submit to the Minister an ER Invoice for 80% of the Transferred ER amounts set out in the ER Acceptance Notices.

3.06	Based on the Updated Provincial Grid Marginal Emission Intensities, Updated ER Acceptances Notices for 2005 and 2006 Vintage Year reductions will be provided by the Minister to the Seller in 2008.
3.07

Upon receipt of the Updated ER Acceptance Notices, the Seller shall submit to the Minister Updated ER Invoices for the difference between the 2005 and 2006 Vintage Year Updated ER Acceptance Notices and the original ER Invoices. Except as provided in 3 below, the Updated ER Invoice cannot exceed 100% of the annual contract values stated in Schedule I.

3.08	If the number of tonnes in an Updated ER Acceptance Notice is lower than the number of tonnes invoiced in the ER Invoice, no repayment will be required from the Seller.
3.09	Upon receipt of the ER Acceptance Notice issued for 2007 Vintage Year reductions, the Seller shall submit to the Minister an ER Invoice for 100% of 2007 Vintage Year Transferred ERs.
3.10	The Minister shall pay the Seller within thirty [30] days of the provision to the Minister of an ER Invoice.
3.11	All funds paid by the Minister shall be rendered in Canadian dollars.
3.12	Each Party shall pay any taxes and/or other fees that are associated with its respective purchase or sale of the ERs as described herein.
3 13

Seller has the choice to submit the first ER Claim Report either by February 28, 2006 for 2005 Vintage Year reductions only or by February 28, 2007 for 2005 and 2006 Vintage Year reductions Seller must provide notice in writing to the PERRL Program Office by December 3 1, 2005 if the Seller intends to delay submitting the ER Clam Report until February 28, 2007 For 2007 ER Vintage Year reductions, the Seller must submit an ER Claim Report within sixty (60) calendar days of receipt of the Updated Provincial Grid Marginal Emission Intensities.

3.14

In the event that Seller is unable to deliver all the ERs in a particular Vintage Year as set out in Schedule 1, then the Seller may deliver to the Minister the missing quantities of ERs otherwise due from that Vintage Year in the immediately subsequent Vintage Year and payment shall be due from the Minister for those ER in accordance with the terms of this Agreement at that time. This right to carry forward the ERs otherwise due from a previous Vintage Year may only be exercised in the immediately subsequent Vintage Year after the Seller has meet the delivery requirements for that immediately subsequent Vintage Year. This right to carry forward the ERs may be exercised only during 2005 and 2006 Vintage Years.

3.15

Seller shall have good and marketable title and shall take all reasonable steps necessary to vest good and marketable title to the ERs in question in the Minister The Contracted ERs shall be free from any security interest or other lien, claim or encumbrance whatsoever.

4.	TRANSFER OF OWNERSHIP.
4.01

Title to the Contracted ERs shall pass to her Majesty as represented by the Minister upon signing and issuance of an ER Acceptance Notice by the Minister, whereby Contracted ERs become Transferred ERs, prior to full payment under this Agreement.

5	MONITORING AND REPORTING.
5.01

The electrical generation of the Knob Hill Wind Farm must be monitored monthly by direct metering at the wind farm and verified by a third party. The displaced electrical generation must also be recorded monthly at the utility station, and verified by a third party. The monthly electrical generation recorded by the meters will be used to calculate actual emission reductions for the Emission Reductions Claim Report.

5.02	All information required in sub-clause 5.01 above must be provided by the Seller m accordance with Annex III of this agreement.
6	SELLER’S REPRESENTATIONS AND WARRANITIES
	6.01	The Seller represents that the Project meets the following criteria:

a)

Real – an emission removal or reduction is real if it is a reduction in actual emissions, resulting from a specific and identifiable action or undertaking (which is not merely a change in activity level), net of any leakage of emissions.

b)

Measurable – an emission removal or reduction is measurable if the actual level of GHG emissions with the project in place, and the level of GHG emissions in the reference case (or Baseline), can be quantified.

c)

Verifiable/Verified – An emission removal or reduction must be verified by means of a 3rd party audit, conducted by a professional engineer or certified accountant. An emission removal or reduction proposal is verifiable if the calculation methodology is acceptable, transparent and replicable, and the raw data required to verify/audit the calculations will be made available.

d)

Surplus – An emission removal or reduction is surplus if it represents a net reduction that is not otherwise required, for example through legal requirements at any level of government, affecting GHG emissions.

e)

Incremental – To be incremental the implementation and/or construction of the project must start after the date at which Canada enters into an agreement to purchase the rights to emission reductions generated by the project.

f)

Sustainability – An emission reduction/removal project is sustainable if it creates a continuous stream of emission reductions beyond the end of the pilot (Dec. 31, 2007) and through the period (2008-12) The potential for continued net emission reductions will be based on the physical, rather than economic characteristics of the activity.

g)	Location – All projects must be located in Canada and be calculated from a baseline of net emissions that would also have been emitted within Canada.
6.02	The Seller hereby represents and warrants to the Minister as follows:

a)	Seller is a corporation registered under the laws of Ontario.
b)	Seller has, and at all times during the term of this Agreement will have, all necessary power and authority to execute, deliver and perform its obligation hereunder.
c)

The execution and delivery of this Agreement and the completion of the transactions contemplated hereby, have been duly and validly authorised by all necessary corporate action on the part of the Seller, and this Agreement, upon execution and delivery, constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

d)	There are no liabilities of any kind, whether or not accrued and whether or not determined or determinable, relating to the ERs in question in respect of which the Minister may become liable.
e)

Seller is not, with or without the giving of notice; lapse of time, or both, in breach of any enactment including any statute, rule, regulation, judgement, order, writ, decree, bylaw or law, applicable to the Seller regarding the ERs in question, and the Seller has not done any act or failed to do any act which would compromise the purchase and delivery of the ERs or would be a breach, of the terms of any permit, licence, consent or authority necessary for the creation, continuance or transfer of the Contracted ERs to the Minister.

f)	Seller is, or will be prior to any transfer to The Minister, the owner, free and clear of any liens, encumbrances, charges, agreement or claims, of the ERs herein being transferred.
g)

All records (including reports, data, documents and any other form of information) provided to the Minister are true and accurate, and accurately reflect the events that resulted in the creation of the ERs that are subject to this Agreement.

7.	THE MINISTER REPRESENTATIONS AND WARRANTIES.
	7.01	The Minister hereby represents and warrants to Seller that:
a)	The Minister has, and at all limes during the term of this Agreement will have all necessary power and authority to execute, deliver and perform its obligations hereunder.
b)

The execution, delivery and performance of this Agreement by the Minister has been duly and validly authorised by all necessary legislative and other governmental action and this Agreement upon execution and delivery, constitutes a legal, valid and binding obligation of the Minister, enforceable against the Minister in accordance with its terms.

c)

The Minister agrees to retire the purchased emission reductions to benefit the environment These emission reductions shall be permanently reflected on the books and records of the Minister as having been retired and shall not thereafter be sold or be available for use or sale by The Minister.

8.	COVENANTS OF SELLER
	8.01	Seller covenants that:
a)	it will maintain, or cause to be maintained, a record of the creation of, and subsequent transfer to the Minister of the Contracted ERs;
b)

it shall sell, use, dispose of or transfer possession or control of any of the ERs in question other than to the Minister pursuant to the Agreement, and all ERs subject to this Agreement shall be permanently reflected on the books and records of the Seller as having been sold and shall not thereafter be sold or available for use or sale by the Seller;

c)

it shall ensure that all third party sale agreements for the electricity associated with the Contracted ERs in Schedule I include an express statement to the effect that the Contracted ERs are not part of the consideration received by the electricity buyer;

d)

In each ER Claim Report, it shall provide to the Minister a written statement certified by its authorized officer, which attests that the Seller’s obligations as set out in subsections 8b) and 8c) are fulfilled for the Contracted ERs referred to in the ER Claim Report.

9.	RECORDS.

Seller shall maintain records (including reports, data, documents, and any other information) reasonably necessary to establish the quantity, validity and acceptability of the contracted ERs and make same available for inspection by the Minister, or representatives including auditors, appointed by the Minister at reasonable, times and places. Seller shall provide reasonable co-operation and access to the Minister, its representative, successor or assign as well as a governmental authority for five years after the last date of transfer of the ERs in question from the Seller to the Minister under this Agreement.

10.	DUE DILIGENCE
10.01

The Minister shall be given access to records as may be necessary to conduct its own due diligence in accordance with this Agreement. The Minister initiated due diligence will be undertaken at The Minister’s expense. Due diligence by the Minister shall in no way supersede or eliminate the seller’s obligation to meet the ERs claim requirement as described in Article 3, Delivery Mechanism.

10.02

The due diligence period shall extend for sixty (60) days after the transfer to the Minister of Contracted ERs. If the Minister, in his sole discretion after reasonable inquiry, is not satisfied with the condition of some or all of the Transferred ERs, he shall provide written notice to the Seller before the end of the due diligence period. If within ninety (90) days from receipt of this notice, the Seller is unwilling or unable to remedy the deficiency(s) identified by the Minister in the notice, the Seller agrees to refund to the Minister any moneys paid to the Seller for the ERs and the Minister agrees to return any ERs received to the Seller and this Agreement shall terminate.

10.03	The due diligence by the Minister shall not release the seller from any obligations that accrued while this agreement was in force.
11.	DEFAULT
11.01	For the purposes of this Agreement, a Party is in default if that Party fails to meet any or all of its obligations as described in this Agreement.
11.02	A Party is also in default if any representation or warranty made by that Party proves to have been misleading or false in any material respect when made.
11.03	The Seller is also in default if it takes any of the following actions:
i.	makes an assignment or any general arrangement for the benefit of its creditors;
ii.

files a petition or otherwise commences authorizes or acquiesces in the commencement of a proceeding or cause under any bankruptcy or similar law for the protection of creditors, or has such a petition filed against it and such proceeding remains undismissed for thirty (30) days;

	iii.	otherwise becomes bankrupt or insolvent (however evidenced).
12.	RESPONSIBILITIES UPON TERMINATION OR DEFAULT

12.01

In the event of a breach by the Seller of a representation, warranty or covenant by the Sellers the Minister shall notify the Seller in writing of the breach and provide the Seller with a ninety (90) day period after such written notification in which to endeavour to correct any such breach.

a)

The Minister shall have the right to terminate this Agreement after the ninety (90) day period, if the breach has not been corrected to the satisfaction of the Minister. The Minister shall provide notice to the Seller in writing of such termination.

b)

In the written notice of termination the Minister shall be entitled to require that the Seller repay the Minister the price paid to the Seller for the ERs plus interest at the current base lending rate as designated from time to time by the Bank of plus two percent and the seller shall make such payment upon receipt of the notice of termination.
12.02

The termination or expiration of this agreement shall not affect the survival and enforceability of any provision of this Agreement which is expressly or implied or implicitly intended to remain in force after such termination or expiration.

13.	LIMITATION OF LIABILITY
13.01	The Minister shall have no liability in relation to the creation of the Contracted ERs by the Seller.
13.02

The Seller shall be liable to the Minister for, and shall, in addition, indemnify and hold harmless the Minister and its respective directors, officers, members, agents, contractors and affiliates (the “Indemnitees”) from and against, all losses, costs, claims, damages, expenses and liabilities suffered, sustained paid or incurred by the Indemnities arising out or resulting from: (i) any fault or negligence of the Seller, or (ii) the Seller’s breach of any term or provision of this Agreement or (iii) the breach of any representation or warranty made by the Seller in this Agreement.

13.03

The Seller acknowledges and agrees that Minister will not be responsible or liable to any person for any loss (including economic loss), damage, liability or claim of any kind relating to injury or death to persons or damage to real or personal property caused, directly or indirectly, by the Project or the actions, inaction or negligence of the Seller.

l3.04

Subject to the limitations in the Crown Liability and Proceedings Act, the Minister shall be liable to, indemnify and hold harmless, the Seller and its agents, contractors, directors, officers and employees from any and all actions, suits, obligations, liabilities, damages, losses, judgement, costs, orders, claims or any other form of legal proceeding brought by a third party, including any government authority or regulator, (collectively “liability”) sustained or incurred by the Seller or for which the Seller is responsible to others, arising out of or in any way connected with: (i) a breach of the terms of this Agreement by the actions of the Minister on or after the date of this Agreement whether arising at law or in equity and whether in contract, tort or otherwise except to the extent that liability arises due to the ‘fault of the Seller; (ii) any fault or negligence of the Minister or (iii) the breach of any representation or warranty made by the Minister in this Agreement.

13.05	The limitations of liability and indemnities in this Article 13 shall survive cancellation termination or expiration of this Agreement.
14	PUBLICATIONS
14.01	The Parties agree to the electronic publication of the following information:
i	the name of the project proponent (Seller);

ii.	the name of the project
iii	the price per tonne;
iv	the quantity of ERs being purchased .

14.02	Publication by the Minister shall be in both official languages in accordance with the Official Languages Act.
15.	CONFIDENTIALITY
15.01

Except as provided in this Section neither Party shall publish, disclose, or otherwise divulge Confidential Information to any person, at any time during or after the term of this Agreement, without the other Party’s prior express written consent Each Party shall permit knowledge of’ and access to the Confidential Information only to those of its corporate affiliates, attorneys, accountants, representatives, agents and employees who have a need to know related to this Agreement.

15.02

lf required by any law, statute, ordinance, decision, order or regulation passed, adopted, issued or promulgated by a legislature, court, governmental agency or authority having jurisdiction over a Party, that Party may release Confidential Information or a portion thereof as required by the applicable law, statute, ordinance, decision, order or regulation, and a Party may disclose Confidential Information to accountants in connection with audits, provided that such Party has notified the other Party of the required disclosure, such that the other Party may attempt (if such Party so chooses) to cause that court, governmental agency, authority or accountant to treat such information in a confidential manner and to prevent such information from being disclosed or otherwise becoming part of the public domain.

16.	ARBITRATION

With the exception of any rights and obligations that may arise under section 3.03, any and all disputes, claims or controversies arising out of or in any way connected with this Agreement, its negotiation, performance, enforcement, existence or validity, any failure of the Parties to reach agreement with respect to matters provided for in this Agreement and all matters of dispute relating to the rights and obligations of the Parties, which cannot be amicably resolved, even if only one of the Parties declares that there is a difference, shall be referred to and finally settled by private and confidential binding arbitration My such arbitration shall be conducted in the City of Ottawa, Canada, in accordance with the Commercial Arbitration Code referred to in the Commercial Arbitration Act R..S.C. 1985, c.C-34.6, (Canada) and judgement upon any such arbitration award may be entered by the Court of appropriate jurisdiction. During the progress of arbitration, the parties hereto shall continue to perform their obligations under the Agreement.

17.           GENERAL

17.01	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the 1aw of Canada applicable therein.

17.02	Entire Agreement
(a)

This Agreement supersedes and revokes all negotiations, arrangements, letters of intent, brochures, representations and information conveyed, whether oral or in writing, between the Parties hereto or their representatives or any other person purporting to represent the Minister or the Seller.

(b)

This Agreement constitutes the full understanding of the parties, and no terms, conditions, understandings or agreements purporting to modify or vary the terms of this document shall be binding unless hereafter made in writing and signe4 by both parties.

17.03	Force Majeure

Neither party shaft be liable for failure to perform or delay in performance when due to any contingency reasonably beyond its control.

l7.04	Assignment

Neither party shall assign its rights, title nor interest in this Agreement to a third party without the written consent of the other, and such consent shall not be unreasonably withheld.

17.05	Binding Agreement

This Agreement shall be binding upon and inure to the benefit of the Seller and The Minister and their respective successors and permitted assigns.

17.06	Notice

Any, notice required herein shall be given in writing to the persons listed below. Any change in address for a party shall be promptly communicated in writing to the other party.

If to Seller:

Tony Duggleby,

Chief Operating Officer, Sea Breeze Power Corp.

601 West Hastings Street

Vancouver, BC

V6B5A6

Tel.: 604-689-2991

Fax: 604-689-2990

If to the Minister:

PERRL, Environment Canada

10 Floor, 351 St. Joseph Blvd.

Hull, Quebec, KIA 0113

Canada

		Tel:	1-819-953-4820
		Fax:	l-819-994-0549
17.7	Metric

All ER quantities are in metric tonnes.

17.8	Currency

All prices are in Canadian dollars.

17.09	Heading

All headings used in this Agreement are for convenience only arid do not form part of this Agreement.

17.10	Taxes

In addition to the price stated, Seller shall be liable for any and all government charges, taxes or assessments imposed or levied on the Transferred ERs sold under this Agreement or on the transaction.

17.11	Further Assurances

The parties acknowledge that this agreement has been negotiated at a tine when the legal regime governing ERs is uncertain and subject to change. Each party agrees to use commercially reasonable efforts to mitigate the effect of any changes in law or regulation in order to permit the Minister to acquire the ERs as contemplated herein. Each party agrees to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.12	Waiver

Each of the rights and remedies hereunder shall be cumulative in addition to, and not a limitation of, any duties, obligations, rights and remedies, or any of them, provided by law, in equity or otherwise A party’s failure to exercise any of its rights under this Agreement shall not constitute a waiver of any past, present or future right or remedy. Waiver by any party of any breach by another party shall not constitute waiver of any other breach of the same or any other Section of this Agreement. Acceptance of any items shall not operate as a waiver of any breach.

l7.13	Counterparts

This Agreement may be executed in one or more counterparts and by facsimile transmission, and if so executed such counterparts and facsimile transmissions shall be read and construed together as if they formed one document.

17.14	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

17.15	No Partnership, Joint Venture or Agency

The Parties expressly disclaim any intention to create a partnership, joint venture or agency. It is understood, acknowledged and agreed that nothing contained in this Agreement nor any acts of the Parties shall constitute or be deemed to constitute the Parties as partners, joint venturers or principal and agent in any way or for any purpose. The Seller shall not represent or hold itself out to be an agent of the Minister. Neither Patty shall have any authority to act for or to assume any obligations or responsibility on behalf of the other Party hereto. For greater certainty, neither this Agreement, nor any other document contemplated by this Agreement shall constitute or be construed or be deemed to constitute as a delegation by the Minister to the Seller of any of his power, duties or functions.

17.16	Time of Essence

Time is of the essence of this Agreement.

17.17	Conflict of Interest

No individual, for whom the Values and Ethics Code for the Public Service applies. Shall derive a direct benefit from this Agreement.

IN WITNESS THEREOF, the parties have caused this Agreement to be duly executed effective the day and year first written above.

SELLER:

Sea Breeze Power Corp.

Per: “signed”
Anthony Duggleby, COO

Per:	“signed”

Date: 930/04

I/We have authority to bind the Trust.

THE MINISTER:

HER MAJESTY THE QUEEN IN RIGHT OF

CANADA as represented by the Minister of the Environment

Per:	“signed”

Director General

Economic and Regulatory Affairs

PERRL Program and Authority

Environment Canada

Date:

ANNEX I

ANNEX I Proposal No. No de Proposition K0872-1-4001
Government Gouvernement of Canada du Canada Page 1

OFFER-TO-SELL PROJECT BASED EMISSION REDUCTIONS

1. Offer submitted by:	Sea Breeze Power Corp.

Lobby Box 91, Suite 1400 – 601 West Hastings Street.

Vancouver, B.C. V6B 5A6
Canada
GST No.	897619433RT0001
(Print or Type complete business or corporate name and address)

2.

I (We), the undersigned, hereby offer to sell, assign and transfer to Her Majesty the Queen in Right of Canada (Canada), as represented by the Minister of the Environment, to the entire satisfaction of the Minister of his/her authorized representative, the property rights to the anticipated tonnes of CO2 equivalent emission reductions resulting from the project as described in the accompanying project documentation, according to the terms and conditions of the Department’s purchase contract for the following prices:

2.1	Anticipated Emission Reductions Offered for Sale

a) Emission Reductions Offered for Sale (tonnes)

				BOX A
2004	2005	2006	2007	TOTAL
0	0	53,752	70,681	124,433
b) Price Offered:	8		$/tonne CO2 equivalent
c) TOTAL TENDER*:	$995,464	(Box A X Line B)
GST:	$69,682

* the maximum total cumulative offer cannot exceed $1 million, exclusive of Goods and Services Tax.

3.	I (We) agree that the Offer To Sell will remain firm for a period of one hundred and eighty (180) calendar days after the tender closing date.
4.

I (We) agree not to assign, use, dispose of, or transfer our right, title, or interest in the Anticipated Emission Reductions to a third party pending a response to our Offer to Sell from the Minister of the Environment.

5.

I (We) herby represent and warrant that our right, title, or interest in the Anticipated Emission Reductions are free and clear from any security interest or any other lien, encumbrance, charge, agreement or claim whatsoever.

6.	Canda reserves the right to accept this Offer to Sell as submitted, or to make a counter offer for the rights associated with a lesser amount of emission reductions.
7.

I (We) agree that the Emission Reductions resulting from this project may be purchased by Environment Canada with sponsorship funds received from Climate Change Central and that verified emission reductions may be retired in the name of Climate Change Central.

<seal>

ANNEX I Proposal No. No de Proposition K0872-1-4001
Government Gouvernement of Canada du Canada Page 1
8.	Payment for the rights to the emission reductions will be effected upon review and acceptance by Environment Canada of each annually submitted Emission Reduction Claim.
9.

Canada shall have no liability in relation to the creation of the Emission Reductions including the cost associated with obtaining a Verification Report from a third party. Canada is not responsible for any and all cost and expenses Incurred throughout the preparation and submission of the proposals.

10.	I (We) agree to submit herewith the following:
(a)

a project PROPOSAL documenting the anticipated emission reductions, created in accordance with and meeting the requirements of the PERRL Proponent Application Manual provided In duplicate (2) and on compact disc in a secure electronic format[1];

(b)	a CORPORATE RESUME indicating relevant information about the corporate structure as it relates to the ownership of the rights associated to the Anticipated Emission Reductions;
(c)	a duly completed and signed OFFER TO SELL (this form). in triplicate (3).
11.

It is a condition That during the term of the contract all persons engaged in the course of carrying out this contract shall conduct themselves in compliance with the principles of the Values and Ethics Code for the Public Service Should an interest be acquired or seem to cause a departure from the principles, the contractor shall declare it immediately to the departmental representative.

12.	This offer to sell is subject to review and approval of the project by the Minister of the Environment.

13.        This offer to sell shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

OFFERS WHICH DO NOT CONTAIN THE ABOVE-MENTIONED DOCUMENTAI1ON OR DEVIATE FROM THE PRESCRIBED COSTING FORMAT OF SECTION 2.1 SHALL BE CONSIDERED INCOMPLETE AND NON-RESPONSIVE AND SHALL BE REJECTED.

Dated this 28 day of May 2004, at Vancouver

In the Province/Territory of British Columbia

“signed “	Chief Operating Officer
by: (Signing Officer)	Title
“signed”	Marketing Coordinator	<seal>
Witnessed by:	Title

_________________________

1Files must be submitted in either Adobe Acrobat PDF format or as password protected “read-only” files of commonly available word processing application.

ANNEX II

Sea Breeze Power Corp. is a renewable energy developer, which is involved in the development of low impact run of river hydroelectric projects, utility scale wind farms, and remote communities’ diesel reduction systems. Sea Breeze has proposed to construct The Knob Hill Wind farm, which will consist of 60 (1.65 MW) turbines located in a remote setting on northern Vancouver Island This wind farm is projected to provide 99 MW or 304,433 MWh per year of operation and will offset more GHG-intensive electricity generation. Upon obtaining financing, a power purchase agreement with a utility and completing regulatory requirements designated by government agencies, Sea Breeze Power Corp will begin construction of the wind farm in the fall of 2004. Complete installation of the facility is scheduled for November 1, 2005, with emission reductions commencing by the beginning of 2006.

ANNEX III

Guidance for Completing the PERRL ER Claim Report

Once a project selected under PERRL has been built/implemented and in operation long enough to generate emission reductions/removals, an ER Claim Report needs to be completed and submitted to the PERRL Program Office before pay for the reductions/removals can be made. Note that this component of the Reporting System cannot be submitted as part of the original submission to the auction round since it reports on the actual emission reductions/removals achieved by the project.

The ER Claim Report is comprised of the following elements:

1. ER Claim Form - This form identifies the Seller and the emission reduction/removal project it also provides a short summary of the quantity of ERs included in the claim and the period over which they were created.

In addition to reporting on the quantity of ERs achieved during the claim period, the Seller is required to update information on the PERRL mandatory and non-mandatory requirement. Specifically, updated information must be provided on:

•	Surplus - have any new regulations come into effect, which affect the operation of the project? Have any changes been made to the Certificate of Approval under which the project operates?
•	Project Costs - Provide updated information on the project’s capital costs and operation costs to date.
•

Ownership and Partnerships - Has the ownership of the project or ERs changed since the proposal or the last claim report was submitted? Have new partners joined the project, which may have a claim on a portion of the revenues generated through PERRL? If less than 100% of the ERs generated by the project have beers sold to the PERRL Initiative indicate whether the remaining ERs have been sold to a third party.

•

Project Funding - Have any new sources of funding, from either the public or private sector been secured? Specifically, is the project in receipt of any funding from a federal program or initiative other than PERRL?

A blank template of this form can be found at the end of this section.

2. Updated Templates and Attachments Report - At the time a project proposal is entered in the PERRL auction process, the Templates and Attachments Report contains information on the anticipated quantity of emission reductions/ removals expected to occur as a result of the project. At the time of submitting the ER Claim Report, the project will have been in operation for a period of time and actual reductions/removals will have occurred. The Templates and Attachments Report must be updated to retroactively report all information relevant to the baseline activity level arid the project activity level over the specified time period.

Unless changes have been made to the design and/or operation of the project since the time of the original proposal, an updated Project Description Report is not required.

The templates that must be updated and submitted as part of the ER Claim Report are:

•	Project Data Template
•	Baseline Data Template
•	ER Calculation Template

The information provided in these three templates is only a summary of the baseline and project activity that took place during the claim period. All information in the templates MUST be supported and justified through complete data records and sample calculations for all calculations used to establish the total emission reductions/removals achieved. These up-to-date data records and sample calculations MUST be included as attachments to each of the three required reporting templates in order for payment to be issued.

An updated Project Information & Sign-off Template Is not required.

3. Auditor’s Report - Section 6 of the PERRL Proponent’s Application Manual (included as part of the MERX bidder’s package) contains guidelines and minimum requirements for the execution and delivery of a third party verification report. It is the Seller’s responsibility to contract for the delivery of a verification report, and to provide to the auditor all relevant information including:

•	all information pertaining to the PERRL auction round as providedtough the MERX tendering system;
•	PERRL Proponent Application Manual;
•	the Seller’s original project proposal submission and Offer to Sell ERa

Auditor’s reports which are NOT submitted on the letterhead of the auditing company and under signature of an accepted accredited professional, as described in section 6 of the PERRL Proponent’s Application Manual, WILL BE CONSIDERED INVALID AND REJECTED.

ER CLAIM FORM

Seller Information
Company Name
Contact Name	(If other than that indicated in the original proposal or previous ER Claim Report)
Contact Title
Street
City
Province
Postal Code
Phone
Fax
Email
Project Results
Project Name
Er Vintage (Calendar Year ERs created)
ER Start Date
ER End Date
ER Quantity (Tonnes CO2e)
Price Per Tone ($)
ER Claim Value ($)
Surplus Criteria
Relevant Jurisdictional Regulations
Operating Standards
Voluntary Agreements
Other Emission Reduction Agreements Signed
Project Costs
Capital Cost to date
O&M Coat to date
Ownership and Partnerships
Project and ER Ownership (leave blank if unchanged)
Project Partnerships (leave blank if unchanged)
Project Funding
New Funding Sources (leave blank if unchanged)
Federal Funding Received (leave blank if unchanged)
Report Signoff
As a duly authorized officer of the proponent entity, I submit this report to be true and accurate:
Signature of Officer
Date

Exhibit 8.0

List of Subsidiaries

Powerhouse Developments Inc.	British Columbia, Canada

Sea Breeze Energy Inc.	British Columbia, Canada

Powerhouse Electric Corp.	British Columbia, Canada

Sea Breeze Management Inc.	British Columbia, Canada

Sea Breeze Power Projects Inc.	British Columbia, Canada

Harrison Lake Hydro Inc.	British Columbia, Canada

Sea Breeze Pacific Regional

Transmission System, Inc.	British Columbia, Canada